 | **2024** ANNUAL REPORT



LIFE TAKES **CARE**™

COMPANY OVERVIEW

Owens & Minor, Inc. (NYSE: OMI) is a Fortune 500 global healthcare solutions company providing essential products and services that support care from the hospital to the home. For over 100 years, Owens & Minor and its affiliated brands, Apria®, Byram®, and HALYARD*, have helped to make each day better for the patients, providers, and communities we serve. Powered by more than 20,000 teammates worldwide, Owens & Minor delivers comfort and confidence behind the scenes so healthcare stays at the forefront. Owens & Minor exists because every day, everywhere, *Life Takes Care*™.

For more information about Owens & Minor and our affiliated brands, visit owens-minor.com.

*Registered Trademark or Trademark of O&M Halyard or its affiliates

BOARD OF DIRECTORS

MARK A. BECK (1*,3, 4)
Chair of the Board of Owens & Minor, Inc.
Co-founder and Owner, B-Square Precision, LLC
Former President & Chief Executive Officer, JEN-WELD Holding, Inc.

EDWARD A. PESICKA (1)
President & Chief Executive Officer, Owens & Minor, Inc.

GWENDOLYN M. BINGHAM (1,4*)
Retired United States Army Lieutenant General (Three-star)

KENNETH GARDNER-SMITH (3)
Chief Executive Officer, Veritas Veterinary Partners

ROBERT J. HENKEL (1,3*)
Retired President & Chief Executive Officer, Ascension Healthcare

RITA F. JOHNSON-MILLS (4)
President (Southern Region), CINQCARE

STEPHEN W. KLEMASH (1, 2*)
Retired Partner, Ernst & Young LLP
Former Lead Partner, Ernst & Young Americas Center for Board Matters

TERESA L. KLINE (2)
Retired President & Chief Executive Officer of Health Alliance Plan of Michigan and Executive Vice President of Henry Ford Health System

CARISSA L. ROLLINS (2)
Chief Information Office, Illumina, Inc.

CORPORATE OFFICERS

EDWARD A. PESICKA
President & Chief Executive Officer

JONATHAN A. LEON
Executive Vice President & Chief Financial Officer

ANDREW G. LONG
Executive Vice President & Chief Executive Officer, Products & Heathcare Services

PERRY A. BERNOCCHI
Executive Vice President & Chief Executive Officer, Patient Direct

HEATH H. GALLOWAY
Executive Vice President, General Counsel & Corporate Secretary

MICHAEL W. LOWRY
Senior Vice President, Corporate Controller & Chief Accounting Officer

SNEHASHISH SARKAR
Executive Vice President, Chief Information Officer

JENNIFER A. STONE
Executive Vice President, Chief Human Resources Officer

Board Committees:
1 Executive Committee
2 Audit Committee
3 Our People & Culture Committee
4 Governance & Nominating Committee

* Denotes Committee Chair

Dear Shareholders, Customers, Teammates, and Friends:

Reflecting on 2024, Owens & Minor made considerable progress toward delivering on the strategic vision that we first shared with investors in December 2023. As Owens & Minor improved its overall financial flexibility, we also continued to invest and further strengthen operations in both of our business segments. Patient Direct built on the market leadership and expertise of our Apria and Byram brands to achieve solid growth, and we remain excited about the prospect of further improving the home-based care experience through our planned acquisition of Rotech. Within Products & Healthcare Services, we gained momentum in our rapidly expanding product portfolio as well as enhancements and efficiencies to our manufacturing and distribution capabilities. Highlights from 2024 include:



EDWARD A. PESICKA
President & Chief Executive Officer
Owens & Minor, Inc.

- **Continued strengthening Patient Direct and building a platform for growth:** Our Patient Direct business continued to outpace the market with mid-single-digit growth in 2024, making significant progress in terms of revenue cycle management and expansion in our sleep supply program. The addition of sales teammates also helped us deliver double-digit growth in many smaller Patient Direct categories.

- **Announced the planned acquisition of Rotech, Inc:** In July 2024, Owens & Minor entered into a definitive agreement to acquire Rotech, a privately held home-based care business providing products and services to patients in 46 states. The addition of Rotech will help strengthen Patient Direct product offerings to patients, payors and providers through expansion across a complementary portfolio including respiratory, sleep apnea, diabetes, and wound care, in addition to providing access to the durable medical equipment market.

- **Began to see tangible early benefits of realigning our Products & Healthcare Services segment:** In 2024, the segment continued to show solid sales growth in our medical distribution division. We also made significant progress in capturing savings and subsequently reinvesting those dollars into driving even more efficiencies and improving operations. Products & Healthcare Services also dramatically expanded its proprietary product portfolio with the launch of more than 600 new product SKUs.

I am incredibly proud of how Owens & Minor teammates continued to demonstrate our commitment to *Life Takes Care*™. In 2024, our teammates personally connected to our Purpose through their tireless support of our customers, communities, and each other during a record-setting year of fires, hurricanes, and other natural disasters that were felt across the country. I look forward to the year ahead and to working alongside my fellow Owens & Minor teammates as we harness that collective Purpose to help improve the lives of the patients, providers, and communities we're proud to serve.

Sincerely,

Edward A. Pesicka
President & Chief Executive Officer
Owens & Minor, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the year ended December 31, 2024

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from _____ to _____

Commission File Number 1-9810

OWENS & MINOR, INC.

(Exact name of registrant as specified in its charter)

Virginia	**54-1701843**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
10900 Nuckols Road, Suite 400	
Glen Allen, Virginia	**23060**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code (804) 723-7000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $2 par value	OMI	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer (as defined in Rule 405 of the Securities Act).   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer" "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of Common Stock held by non-affiliates (based upon the closing sales price) was $1,017,910,995 as of June 30, 2024.

The number of shares of the Company's common stock outstanding as of January 31, 2025 was 77,247,282 shares.

Documents Incorporated by Reference

The proxy statement for the annual meeting of shareholders to be held on May 15, 2025, is incorporated by reference for Item 5 of Part II and Part III.

Form 10-K Table of Contents

Part I

Item 1. Business

<u>*General*</u>

Owens & Minor, Inc., along with its subsidiaries (we, us, our or the Company), a Fortune 500 company headquartered in Richmond, Virginia, is a global healthcare solutions company that incorporates product manufacturing, distribution support and innovative technology services to deliver significant and sustained value across the breadth of the industry – from acute care to patients in their home. We report our business under two segments: Products & Healthcare Services and Patient Direct, which are described in further detail below. Our teammates serve healthcare industry customers in approximately 80 countries, by providing quality products and helping to reduce total costs across the healthcare supply chain by optimizing point-of-care performance, freeing up capital and clinical resources and managing contracts to optimize financial performance. The description of our business should be read in conjunction with the consolidated financial statements and supplementary data included in this Form 10-K.

Founded in 1882, Owens & Minor was incorporated in 1926 and has operated continuously from its Richmond, Virginia headquarters. Through organic growth and acquisitions over many years, we significantly expanded and strengthened our company, achieving international scale in the healthcare market. Today, we have production, distribution, storage, customer service and sales facilities located across the United States (U.S.), Canada, Asia, Australia, Europe and Latin America.

<u>*Potential Sale of Products & Healthcare Services Segment*</u>

On February 28, 2025, we announced that we are actively engaged in discussions regarding the potential sale of our Products & Healthcare Services segment. There is no set timetable for the potential sale and there can be no assurance that we will complete a transaction.

<u>*Expected Acquisition of Rotech*</u>

On July 22, 2024, we entered into an Agreement and Plan of Merger to acquire Rotech Healthcare Holdings Inc., (Rotech) for $1.36 billion in cash. Given anticipated tax benefits of approximately $40 million from the transaction, the net purchase price is approximately $1.32 billion. Rotech is a national leader in providing home medical equipment in the U.S. The definitive agreement contains certain termination rights for the Company and Rotech. In the event that we terminate the contract, we will be required to pay Rotech a termination fee of $70 million. The transaction is subject to customary closing conditions, including expiration or termination of the applicable waiting period under the Hart Scott Rodino Act, and is expected to close in the first half of 2025. We have fully committed financing in place and expect to use a combination of cash and incremental borrowings to fund the purchase price. We expect Rotech to be included in our Patient Direct segment subsequent to the acquisition close date.

<u>*Acquisition of Apria*</u>

On March 29, 2022 (Apria Acquisition Date), we completed the acquisition of 100% of Apria, Inc. (Apria) pursuant to the Agreement and Plan of Merger dated January 7, 2022 (Apria Acquisition), in exchange for approximately $1.7 billion, net of $144 million of cash acquired. See Note 3, "Acquisitions," in the Notes to Consolidated Financial Statements included in this annual report for further information. This division is reported in the Patient Direct segment.

<u>*Products & Healthcare Services*</u>

In our Products & Healthcare Services segment, we offer a comprehensive portfolio of products and services to healthcare providers and manufacturers. This segment is vertically-integrated, starting with Americas-based manufacturing, using our proprietary technology, teammates, and leased or owned production facilities. We manufacture and source medical surgical products through our production and kitting operations from raw material all the way to finished goods before transferring product to our distribution center network. We provide medical supplies and solutions for infection prevention across acute, alternate site and consumer channels. Our portfolio of medical and surgical supplies includes branded products purchased from manufacturers and our own proprietary products. We store our products at our distribution centers and provide delivery of these products, along with related services, to healthcare providers around the world.

Our service offerings to healthcare providers include supplier management, analytics, inventory management, and clinical supply management. These value-add services help providers improve their processes for contracting with vendors, purchasing supplies and streamlining inventory. These services include our operating room-focused inventory management program that helps healthcare providers manage suture and endo-mechanical inventory, as well as our customizable surgical supply service that includes the kitting and delivery of surgical supplies in procedure-based totes to coincide with the healthcare providers' surgical schedule.

In addition to services to healthcare providers, we offer a variety of programs dedicated to providing outsourced logistics and marketing solutions to our suppliers as well. These are designed to help manufacturers drive sales growth, increase market share and achieve operational efficiencies. Manufacturer programs are generally negotiated on an annual basis and provide for enhanced levels of support that are aligned with the manufacturer's annual objectives and growth goals. We have contractual arrangements with manufacturers participating in these programs that provide performance-based incentives to us, as well as cash discounts for prompt payment. Program incentives can be earned on a monthly, quarterly or annual basis.

We operate a network of distribution centers located throughout the U.S., which are strategically located to efficiently serve our customers. Investments in information technology support our business, including warehouse management systems, customer service and ordering functions, demand forecasting programs, electronic commerce, data warehousing, decision support and supply chain management.

We customize product deliveries, whether the orders are "just-in-time," "low-unit-of-measure," pallets, or truckloads. We also customize delivery schedules according to customers' needs to increase their efficiency in receiving and storing products. We use low-unit-of-measure automated picking modules in our larger distribution centers to maximize efficiency, and our distribution center teammates use voice-pick technology to enhance speed and accuracy in performing certain warehousing processes. We partner with a third party company to deliver most supplies in the U.S. We also use contract carriers and parcel delivery services when they are more cost-effective and timely.

The majority of our distribution arrangements compensate us on a cost-plus percentage basis, under which a negotiated percentage mark-up is added to the contract cost of the product agreed to by the supplier and customer or Group Purchasing Organization (GPO). We price our services for other arrangements under activity-based pricing models. In these cases, pricing depends upon the type, level and/or complexity of services that we provide to customers, and in some cases we do not take title to the product (although we maintain certain custodial risks). As a result, this fee-for-service pricing model aligns the fees we charge with the cost of the services provided, which is a component of distribution, selling and administrative (DS&A) expenses, rather than with the cost of the product, which is a component of cost of goods sold.

Our manufacturing facilities are located in the U.S., Thailand, Honduras, Mexico and Ireland. Our business has recognized brands across its portfolio of product offerings, including sterilization wrap, surgical drapes and gowns, facial protection, protective apparel, medical exam gloves, custom and minor procedure kits and other medical products. We use a wide variety of raw materials and other inputs in our production processes, with polypropylene polymers and nitrile constituting our most significant raw material purchases. We base our purchasing decisions on quality assurance, cost effectiveness and regulatory requirements, and we work closely with our suppliers to assure continuity of supply while maintaining high quality and reliability. We primarily purchase these materials from external suppliers, some of which are single-source suppliers. Global commodity prices can affect pricing of certain raw materials on which we rely. In our Halyard product line, polypropylene polymers, which are oil based, and nitrile represent a significant component of our manufacturing costs. In addition, the prices of other raw materials we use, such as resins and finishing supplies, often fluctuate in response to changes in oil prices.

4

We support customer sales through a dedicated global sales force and direct our primary sales and marketing efforts toward hospitals and other healthcare providers to highlight the unique benefits and competitive differentiation of our products. We work directly with physicians, nurses, professional societies, hospital administrators and GPOs to collaborate and educate on emerging practices and clinical techniques that prevent infection and speed recovery. These marketing programs are delivered directly to healthcare providers. Additionally, we provide marketing programs to our strategic distribution partners throughout the world.

Our proprietary products are typically purchased pursuant to purchase orders or supply agreements in which the purchaser specifies whether such products are to be supplied through a distributor or directly. These products may be sold on an intercompany basis within our Products & Healthcare Services segment when we are the designated distributor, to other third-party distributors or directly to healthcare providers.

Patient Direct

Our Patient Direct segment provides delivery of disposable medical supplies sold directly to patients and home health agencies and is a leading provider of integrated home healthcare equipment and related services in the U.S. The segment offers a comprehensive range of products and services for in-home care and delivery across diabetes treatment, home respiratory therapy (including home oxygen and non-invasive ventilation services), and obstructive sleep apnea treatment (including continuous positive airway pressure (CPAP) and bi-level positive airway pressure devices, and patient support services). Additionally, Patient Direct supplies a wide range of other home medical equipment, patient care product lines including ostomy, wound care (including negative pressure wound therapy), urology, incontinence and other products and services to help improve the quality of life for patients with home care needs. Revenues are generated through fee-for-service and capitation arrangements with large government and commercial payors (Payors) for equipment, supplies, services and other items rented and sold to patients. We provide patients with a variety of clinical and administrative support services and related products and supplies, most of which are prescribed by a physician as part of a care plan. Patient Direct is one of the industry's highest-quality providers of home healthcare equipment, medical supplies and related services, while maintaining a commitment to being a low-cost operator. We aim to provide a compelling value proposition to patients, providers and Payors by allowing patients to receive necessary care and services in the comfort of their own home, while, at the same time, reducing the costs of treatment.

Patient Direct has a nationwide sales force, focusing on managed care and key referral sources and a national pharmacy, along with centers of excellence strategically located in the U.S. aligned with specific mail order product categories and a nationwide network with over 300 locations to optimize shipping distance and time, to serve patients.

Our Customers

The Products & Healthcare Services segment provides products and services to thousands of healthcare providers, along with certain retailers either directly or indirectly through third-party distributors. Our Patient Direct segment provides delivery of disposable medical supplies and equipment rented and sold directly to patients and home health agencies, for which payments are received from managed care plans, the U.S. federal government under the Medicare program, state governments under their respective Medicaid or similar programs, private insurers, home health agencies, and directly from patients. Medicare contracts within our Patient Direct segment may be subject to a Competitive Bidding Process (CBP) for durable medical equipment, prosthetics, orthotics and supplies (DMEPOS), as further described in the *Regulation* section.

Our customers include multi-facility networks of healthcare providers offering a broad spectrum of healthcare services to a particular market or markets as well as smaller, independent hospitals. In addition to contracting directly with healthcare providers at the Integrated Delivery Network (IDN) level, we also contract with GPOs as well as other types of healthcare providers including surgery centers, physicians' practices and smaller networks of hospitals that have joined together to negotiate terms. We have contracts to provide distribution services to the members of a number of national GPOs, including Vizient, Premier, Inc. (Premier) and HealthTrust Purchasing Group (HPG). All contracts remained active as of December 31, 2024. Sales to Vizient, Premier, and HPG represented 33%, 21%, and 10% of consolidated net revenue in 2024.

We have our own independent relationships with most of our hospital customers through separate contractual commitments that may or may not be based upon the terms of our agreement with the GPO. As a result, the termination or expiration of an agreement with a particular GPO would not necessarily mean that we would lose the members of such GPO as our customers.

Our suppliers represent the largest and most influential healthcare manufacturers in the industry. We have long-term relationships with these important companies in the healthcare supply chain and have long provided traditional distribution services to them. No sales of products from any individual suppliers exceeded 10% of our consolidated net revenue for 2024.

Asset Management

In our business, a significant investment in inventory and accounts receivable is required to meet the rapid delivery requirements of customers and provide high-quality service. As a result, efficient asset management is essential to our profitability. We continually work to refine our processes to optimize inventory and collect accounts receivable.

Inventory

We actively monitor inventory for obsolescence and use inventory days and other operational metrics to measure our performance in managing inventory. We write down inventories which are considered excess and obsolete as a result of these assessments. We are focused in our efforts to optimize inventory and continually consolidate products and collaborate with suppliers on inventory productivity initiatives. When we convert large-scale IDN customers to our distribution network, an additional investment in inventory in advance of expected sales is generally required.

Accounts Receivable

In the normal course of business, we provide credit to our customers and use credit management techniques to evaluate customers' creditworthiness and facilitate collection. In our Products & Healthcare Services segment, these techniques may include performing initial and ongoing credit evaluations of customers based primarily on financial information provided by them and from sources available to the general public. We also use third-party information from sources such as credit reporting agencies, banks and other credit references. For Patient Direct, we have developed internal expertise to manage the unique reimbursement requirements of certain Payors and continue to negotiate simplifications in the claims submission process in an effort to reduce subsequent denials and shorten related collection periods. Our general practice is to collect co-payments from the patient or applicable secondary Payor.

We actively manage our accounts receivable to minimize credit risk, days sales outstanding (DSO) and accounts receivable carrying costs. Our ability to accurately invoice and ship product to customers enhances our collection results and affects our DSO performance. As we diversify our customer portfolio, the change in business mix also affects our DSO. We have arrangements with certain customers under which they make deposits on account, because they do not meet our standards for creditworthiness, to reduce past due balances, or in order to obtain more favorable pricing.

On March 14, 2023, we entered into the Master Receivables Purchase Agreement (RPA), pursuant to which accounts receivable with an aggregate outstanding amount not to exceed $200 million are sold, on a limited-recourse basis, to a third-party financial institution (Purchaser) in exchange for cash. We account for these transactions as sales, with the sold receivables removed from our consolidated balance sheets. Under the RPA, we provide certain servicing and collection actions on behalf of the Purchaser; however, we do not maintain any beneficial interest in the accounts receivable sold. The RPA is separate and distinct from the accounts receivable securitization program (Receivables Financing Agreement). As a result of the amendment described below, we do not expect to utilize the RPA in the future.

On October 18, 2024, O&M Funding and Owens & Minor Medical, LLC., each a wholly-owned subsidiary of the Company, entered into a Receivables Purchase Agreement (the Receivables Sale Program) with persons from time to time, as Purchasers, PNC Bank, National Association, as Administrative Agent, and PNC Capital Markets LLC, as Structuring Agent, pursuant to which accounts receivable with an aggregate outstanding amount not to exceed $450 million are sold, on a limited-recourse basis, to the Purchasers in exchange for cash. The Receivables Sale Program amends and restates in its entirety, the Receivables Financing Agreement, dated as of February 19, 2020.

Competition

The industries in which we operate are highly competitive. Products & Healthcare Services competitors include two major nationwide manufacturers who also provide distribution services, Cardinal Health, Inc. and Medline Industries, Inc. We also compete against other product manufacturers, including Hogy Medical, Multigate Medical Products, Mölnlycke Health Care and the HARTMANN Group. In addition, we compete with a number of regional and local distributors, and customer self-distribution models. Major outsourced logistics competitors serving healthcare manufacturers in the U.S. include United Parcel Service and FedEx Corporation.

Within our Global Products division in the U.S., several of our distribution partners and GPOs directly compete with us by sourcing their own brands. We compete against reusable products, or low usage of infection prevention products, due in large part to limited awareness and education on infection prevention practices and products. The highly competitive environment requires us to seek out technological innovations and to market our products effectively. Our products face competition from other brands that may be less expensive than our products and from other companies that may have more resources than we do. Competitive factors include price, alternative clinical practices, innovation, quality and reputation. To successfully compete, we must demonstrate that our products offer higher quality, more innovative features or better value versus other products.

In our Patient Direct segment, we compete with many healthcare companies across a variety of channels to provide medical supplies and related services for in-home care. We compete against national providers and numerous regional and local providers that deliver products and services to patients' homes, including AdaptHealth Corp., Lincare, Inogen, Viemed Healthcare, Inc. Rotech is also present in the home healthcare industry. In addition, pharmacy benefit managers, such as CVS Health Corporation, compete with us in the home healthcare market.

Research and Development

We continuously engage in research and development to commercialize new products and enhance the effectiveness, reliability and safety of our existing products. We incurred research and development costs of $13 million, $13 million and $12 million for the years ended 2024, 2023 and 2022.

Intellectual Property

Patents, trademarks and other proprietary rights are very important to the growth of our Products & Healthcare Services segment. We also rely upon trade secrets, manufacturing know-how, continuing technological innovations and licensing opportunities to maintain and improve our competitive position.

On a regular basis, we review third-party proprietary rights, including patents and patent applications, as available, in an effort to develop an effective intellectual property strategy, avoid infringement of third-party proprietary rights, identify licensing opportunities, and monitor the intellectual property owned by others.

We have patents and patent applications pending in the U.S. and other countries that relate to the technology used in many of our products including our surgical and infection protection products. These patents generally expire between 2025 and 2044. We do not license any patents from third parties that are material to our business. We also file patent applications for innovative product lines and solutions that result from our technical expertise in order to protect our ongoing research and development investments.

We have trademarks and trademark applications pending in the U.S. and other countries that are used to designate or identify our company or products. We manufacture and distribute products bearing the well-known "Halyard" brand. Other well-known registered trademarks we use include: Aero Blue, Apria, Byram Healthcare, QSIGHT, Quick Check, Smart-Fold, Orange, One Step, Purple, Purple Nitrile, Purple Nitrile-Xtra, Lavender, Sterling, and Safeskin.

We consider the patents and trademarks which we own and the trademarks under which we sell certain of our products, as a whole, to be material to our business. However, we do not consider our business to be materially dependent upon any individual patent or trademark.

Regulation

The development, manufacturing, marketing, sale, promotion and distribution of products, as well as the provision of logistics and services in the healthcare industry and provisions of our contracts with certain governmental agencies, are subject to comprehensive regulation by federal, state, local and foreign governments and agencies. Compliance with these laws and regulations is costly and materially affects our business. Among other effects, healthcare regulation substantially increases the time, difficulty and costs incurred in obtaining and maintaining approvals to market newly developed and existing products. We believe we are in material compliance with all statutes and regulations applicable to our operations. Notwithstanding this, violations of these laws and regulations may still occur, which could subject us to civil and criminal enforcement actions; licensure revocation, suspension, or non-renewal; severe fines and penalties; the repayment of amounts previously paid to us; and even the termination of our ability to provide services under certain government programs.

Healthcare is an industry of rapid regulatory change. Changes in the laws and regulations and new interpretations of or guidelines relating to existing laws and regulations may affect permissible activities and compliance requirements, licenses and approvals required to be held, the relative costs associated with doing business, and reimbursement amounts paid by federal, state and other third-party payors. We cannot predict the future of federal, state, local and foreign regulation or legislation, or possible changes in national healthcare policies. Future legislative and regulatory changes could have a material adverse effect on our financial condition, results of operations and cash flows.

General Regulation

Privacy

Numerous federal and state laws and regulations, including the Health Insurance Portability and Accountability Act (HIPAA), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH), govern the collection, dissemination, security, use and confidentiality of Protected Health Information (PHI). HIPAA includes a number of requirements pertaining to the privacy and security of certain PHI, as well as the standard formatting of certain electronic health transactions. As part of the provision of, and billing for, healthcare equipment and services, our Patient Direct segment is required to collect and maintain PHI and as such, are subject to HIPAA as a covered entity. HIPAA also applies to business associates of covered entities, which are individuals and entities that provide services for or on behalf of those covered entities. Failure of our business associates to comply with HIPAA requirements can adversely impact our business. Numerous other federal and state laws that protect the confidentiality, privacy, availability, integrity and security of PHI and healthcare related data also apply to us. In many cases, these laws are more restrictive than, and not preempted by, the HIPAA and HITECH rules and requirements, and may be subject to varying interpretation by courts and government agencies, creating complex compliance issues for us and potentially exposing us to additional expenses, adverse publicity and liability. We are also subject to privacy laws outside the U.S. See "Products & Healthcare Services-Global Privacy Regulation."

Further, federal and state consumer laws are being applied increasingly by the Federal Trade Commission (FTC) and state enforcement authorities, to regulate the collection, use and disclosure of personal information or PHI, and to ensure that businesses and organizations maintaining personal information about individuals implement appropriate data safeguards. For instance, the California Consumer Privacy Act (CCPA) became effective on January 1, 2020. The CCPA gives California residents expanded rights to direct the use of their personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that may result in data breach litigation. Although there are limited exemptions for PHI and HIPAA regulated entities, and the CCPA's implementation standards and enforcement practices are continuing to develop and remain uncertain for the foreseeable future, the CCPA may increase our compliance costs and potential liability. In November 2020, Californians approved the California Privacy Rights Act (the CPRA), which modified and expanded the CCPA and established a new California Privacy Protection Agency. The CPRA established January 1, 2023 as the new compliance date for most of the other substantive provisions of the CPRA. Colorado, Connecticut, Utah, and Virginia have enacted similar laws to provide for the protection of consumer privacy, and numerous other states have similar laws under consideration. Additionally, in 2023, Washington state passed the My Health My Data Act ("MHMDA") — a comprehensive data privacy law that imposes significant obligations on entities doing business or targeting consumers in Washington and creates a private right of action that may invite an influx of litigation. Some of the MHMDA's provisions went into effect in July 2023 and in March 2024. The Florida Legislature passed an update to the Florida Electronic Health Records Exchange Act that prohibits health care providers that use certified health record technologies from storing electronic health records outside the United States, its territories, or Canada. Health care providers covered by the Florida Electronic Health Records Exchange Act must comply with the updated law by July 1, 2023. The ban also applies to patient information stored through a third-party or subcontracted computing facility or cloud computing service.

Additionally, the FTC and many state attorneys general are interpreting existing federal and state consumer protection laws to impose evolving standards for the online collection, use, dissemination and security of PHI and other personal information. Courts may also adopt the standards for fair information practices promulgated by the FTC, which concern consumer notice, choice, security, and access. Consumer protection laws require us to publish statements that describe how we handle personal information and choices individuals may have about the way we handle their personal information. If we publish information that is considered untrue, it may be subject to government claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences. Furthermore, according to the FTC, violating consumers' privacy rights or failing to take appropriate steps to keep consumers' personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5 of the FTC Act.

New health information standards implemented on the federal and state level could have a significant effect on the manner in which we handle personal and healthcare-related data and communicate with Payors, and the cost of complying with these standards could be significant. Failure to comply with existing or new laws and regulations (including the interpretations thereto) related to patient health information could subject us to criminal or civil sanctions.

Licensing

Certain of our businesses are subject to federal, state, local and foreign laws and regulations relating to the licensure of our facilities, healthcare specialists working for or engaged by us, and certain medical products, and requirements vary amongst jurisdictions.

Certain of our teammates in our Patient Direct segment are authorized and/or licensed under various federal, state and local requirements, which cover a variety of topics including standards regarding the provision of medical or care services, clinical records, infection control and care plans. Additionally, certain states may require certain of our teammates to complete training programs, undergo background checks, and maintain state certification. In addition, various federal and state authorities and clinical practice boards regulate the licensure of our clinical specialists, working either directly as employees or on a per diem or contractual basis, and in our facilities. We believe we are currently licensed appropriately as required by the laws of the jurisdictions in which we operate in all material respects, but additional licensing requirements may be imposed upon us in existing or future markets.

In the U.S., the Federal Food, Drug, and Cosmetic Act (FFDCA), Food and Drug Administration (FDA) regulations and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution and post-market surveillance. Even after obtaining the requisite approvals, products may still be the subject of regulatory action if new facts concerning their safety and efficacy come to light. Healthcare regulation is subject to change and can have a considerable impact on the marketing of products and services that we offer. Such regulatory changes could affect our ability to obtain or maintain approval of our products, which could result in us being required to withdraw such products from the market. The FDA regulates advertising and promotional activities for products in the U.S., requiring advertising, promotional materials, and labeling to be truthful and not misleading, and products to be marketed only for their approved indications and in accordance with the provisions of the approved label or marketing clearance. The FDA and DOJ actively investigates allegations of off-label promotion in order to enforce regulations prohibiting these types of activities. The FDA routinely issues informal and more formal communications such as untitled letters or warning letters interpreting its authority over these matters. While such communications may not be considered final agency decisions, many companies may decide not to contest the agency's interpretations so as to avoid disputes with the FDA, even if they believe the claims they were making to be truthful, not misleading and otherwise lawful. The DOJ has used the federal False Claims Act to address and enforce alleged misconduct involving the content of promotional messaging.

We must also comply with laws and regulations governing operations, storage, transportation, manufacturing, sales, safety and security standards for each of our manufacturing and distribution centers. This includes oversight by the FDA, the Centers for Medicare and Medicaid Services, the Drug Enforcement Agency, the Department of Transportation, the Environmental Protection Agency (EPA), the Department of Homeland Security (DHS), the Occupational Safety and Health Administration, the Department of Labor, the Equal Employment Opportunity Commission, and state boards of pharmacy, or similar state licensing boards and regulatory agencies and other federal and state regulatory authorities. For example, our locations that fill and distribute medical oxygen containers must register with the FDA as a medical gas manufacturer, and these registered locations are subject to extensive regulation. Among other requirements, the FDA's Current Good Manufacturing Practice (cGMP) regulations impose certain quality control, documentation and recordkeeping requirements on the receipt, processing and distribution of medical gas. Further, in each state in which we operate medical gas facilities, we are subject to regulation under varying state health and safety laws. The FDA and state authorities conduct periodic, unannounced inspections at our facilities to assess compliance with cGMPs and other regulations. Failure to comply with applicable requirements can lead to a variety of administrative or legal sanctions, such as warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution. We expend significant resources to achieve compliance with federal and state law requirements at each of our facilities. There can be no assurance, however, that these efforts will be successful and that our facilities will achieve and maintain compliance with applicable federal, state and local law requirements. We are also subject to certain federal and state disclosure requirements regarding financial arrangements within the healthcare industry.

Environmental Laws

We are subject to federal, state, local and foreign laws and regulations relating to hazardous materials, pollution and the protection of the environment. Such regulations include those governing emissions to air, discharges to water, storage, treatment and disposal of wastes, including medical waste, remediation of contaminated sites and protection of worker health and safety. These laws and regulations frequently change and have become increasingly stringent over time. Non-compliance with these laws and regulations may result in significant fines or penalties or limitations on our operations or claims for remediation costs, as well as alleged personal injury or property damages. We believe our current operations are in substantial compliance with all applicable environmental, health and safety requirements and that we maintain all material permits required to operate our business.

Certain environmental laws and regulations impose strict, and under certain circumstances joint and several, liability for investigation and remediation of the release of regulated substances into the environment. Such liability can be imposed on current or former owners or operators of contaminated sites, or on persons who dispose or arrange for disposal of wastes at a contaminated site. Based on available information, we do not believe that any known compliance obligations, releases or investigations under environmental laws or regulations will have a material adverse effect on our business, financial condition, results of operations and cash flows. However, there can be no guarantee that these releases or newly-discovered information, more stringent enforcement of or changes in environmental requirements, or our inability to enforce available indemnification agreements will not result in significant costs.

In addition, governments in the U.S. and abroad are considering new or expanded laws to address climate change. Such laws, including recent California legislation, may include limitations on greenhouse gas emissions, mandates that companies implement processes to monitor and disclose climate-related matters, additional taxes or offset charges on specified energy sources, and other requirements. Compliance with climate-related laws may be further complicated by disparate regulatory approaches in various jurisdictions. New or expanded climate-related laws could impose substantial costs on us. Until the timing and extent of climate-related laws are clarified, we cannot predict their potential effect on our capital expenditures or our results of operations.

Antitrust Laws

The federal government, most states and foreign governments have enacted antitrust or competition laws that prohibit certain types of conduct deemed to be anti-competitive. These laws prohibit price fixing, market allocation, bid-rigging, concerted refusal to deal, market monopolization, price discrimination, tying arrangements, certain acquisitions of competitors and other practices that have, or may have, an adverse effect on competition. Violations of federal or state antitrust laws can result in various sanctions, including criminal and civil penalties. Antitrust enforcement in the healthcare sector is currently a priority of the FTC and the Department of Justice (DOJ). In addition, the DOJ has been pursuing criminal antitrust enforcement actions for conduct of parties that the DOJ is alleging to be fixing wages or limiting worker mobility. We believe we are in compliance with such federal and state laws, but courts or regulatory authorities may reach a determination in the future that could adversely affect our operations.

Fraud and Abuse Laws

There are various federal and state laws that regulate the operation of healthcare providers, including those that prohibit fraudulent and abusive business practices by healthcare providers, suppliers, and parties that contract with such providers and suppliers who participate in, receive payments from or are in a position to make or influence referrals in connection with government-sponsored healthcare programs, including the Medicare and Medicaid programs. Of particular importance, each of which may be amended and updated from time to time, are:

- The federal Anti-Kickback statute and similar state equivalents prohibits providers and others from directly or indirectly soliciting, receiving, offering or paying any remuneration with the intent of generating referrals or orders for services or items covered by a federal healthcare program. Courts have interpreted this statute broadly and held that there is a violation of the Anti-Kickback Statute if just one purpose of the remuneration is to generate referrals. Violations of the federal Anti-Kickback Statute may result in civil and criminal penalties. Similarly, violations can result in exclusion from participation in government healthcare programs, including Medicare and Medicaid;

- The federal Physician Self-Referral Law, commonly known as the Stark Law, prohibits physicians from referring Medicare and Medicaid patients to healthcare entities in which they or any of their immediate family members have ownership interests or other financial arrangements, if these entities provide certain designated health services (including home healthcare services) reimbursable by Medicare or Medicaid, unless an exception applies. The Stark Law also prohibits entities that provide designated health services reimbursable by Medicare and Medicaid from billing the Medicare and Medicaid programs for any items or services that result from a prohibited referral and requires the entities to refund amounts received for items or services provided pursuant to the prohibited referral on a timely basis. Sanctions for violating the Stark Law include denial of payment, civil monetary penalties and exclusion from the federal healthcare programs. Failure to refund amounts received as a result of a prohibited referral on a timely basis may constitute a false or fraudulent claim and may result in civil penalties and additional penalties under the federal False Claims Act (FCA);

- The FCA and similar state laws provide, in part, that the federal government may bring a lawsuit against any person whom it believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim approved. Among the many other potential bases for liability is the knowing and improper failure to report and refund amounts owed to the government within 60 days of identifying an overpayment. Submission of claims for services or items generated in violation of the Anti-Kickback Statute constitutes a false or fraudulent claim under the FCA. The federal government has taken the position, and some courts have held, that providers who allegedly have violated other statutes, such as the Stark Law, have thereby submitted false claims under the

FCA. The FCA may be enforced directly by the federal government or by a whistleblower on the government's behalf;

- The federal Eliminating Kickbacks in Recovery Act, which imposes criminal liability on individuals or entities that pay, receive, or solicit any remuneration in return for patient referrals to recovery homes, clinical treatment facilities, or laboratories;

- The federal Civil Monetary Penalties Law prohibits, among other things, the offering or transfer of remuneration to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary's selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state healthcare program, unless an exception applies;

- Similar state law provisions pertaining to Anti-Kickback, self-referral and false claims issues, some of which may apply to items or services reimbursed by any third-party Payor, including commercial insurers or services paid out-of-pocket by patients; and

- Federal and state laws that prohibit providers from billing and receiving payment from Medicare and Medicaid for services unless the services are medically necessary, adequately and accurately documented, and billed using codes that accurately reflect the type and level of services rendered.

To enforce compliance with the federal laws, the U.S. Department of Justice (DOJ) and the U.S. Department of Health and Human Services (HHS) Office of Inspector General (OIG) have continued their scrutiny of healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. An example of the continued prioritization by the DOJ on corporate and healthcare matters is evidenced by the September 2022 release of the Monaco Guidelines, which reflect enhancements to long-standing DOJ guidelines on corporate accountability. Dealing with investigations can be time- and resource-consuming and can divert management's attention from the business. Any such investigation or settlement could increase costs or otherwise have an adverse effect on operations. In addition, because of the potential for large monetary exposure under the FCA, which provides for treble damages and mandatory minimum penalties, healthcare providers often resolve allegations without admissions of liability for significant and material amounts to avoid the uncertainty of treble damages that may be awarded in litigation proceedings. Such settlements often contain additional compliance and reporting requirements as part of a consent decree, settlement agreement or corporate integrity agreement. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers' compliance with the healthcare reimbursement rules and fraud and abuse laws.

On December 18, 2020, prior to the completion of the Apria Acquisition on the Apria Acquisition Date, a federal judge approved a civil and administrative settlement between Apria and the U.S. and certain state Medicaid programs, in a complaint filed by three relators under the qui tam provisions of the FCA, 31 U.S.C. § 3729 et seq., as well as comparable state false claims laws, in connection with the rental of non-invasive ventilation products (NIVs). Apria also entered into separate settlements to resolve the relators' claims brought on behalf of the states of California and Illinois related to NIVs covered by private insurers.

To resolve any potential liability regarding alleged improper use of NIVs, Apria agreed to enter a civil settlement agreement and to pay $40 million to the federal government and the states. Apria also agreed with the California Department of Insurance to pay $500,000 to resolve claims asserted by the relators under the California Insurance Frauds Prevention Act, Cal. Ins. Code § 1871 et seq. Apria separately agreed with the relators to settle all remaining claims from their complaint, including: (1) claims for retaliation in violation of federal and state laws; (2) claims for attorneys' fees and costs available under federal and state law; and (3) claims under the Illinois Insurance Claims Fraud Prevention Act, 740 Ill. Comp. Stat. 92/1 et seq. Apria did not admit that any of its conduct was illegal or otherwise improper. All amounts were paid prior to the Apria Acquisition Date.

As part of the settlement, Apria also entered into a five-year Corporate Integrity Agreement (CIA) with the HHS OIG. The CIA requires Apria to maintain its ongoing corporate compliance program and implement a set of defined corporate integrity activities for a period of five years from the effective date of the CIA. Among other things, the CIA requires Apria to impose certain oversight obligations on Apria's board of directors; provide certain management certifications; continue or implement, as applicable, certain compliance training and education; and engage an Independent Review Organization to perform certain reviews. The CIA also includes certain reporting, certification, record retention, and notification requirements. In the event of a breach of the CIA, Apria could become liable for payment of certain stipulated penalties or could be excluded from participation in federal healthcare programs.

Federal and state agencies and health insurance carriers often conduct audits and request customer records and other documents to support claims submitted for payment of services rendered to customers. In response to an audit or inquiry, we are obligated to procure and submit the underlying medical records retained by various clinical providers, medical facilities and prescribers, which may be challenging. If a determination is made that our records or the patients' medical records are insufficient to meet requirements for the claims, we could be subject to denials or overpayment demands for claims submitted for Medicare reimbursement. In the rare event that such an audit results in major discrepancies of claims records which lacked medical necessity, we may be subject to broader corrective measures, including extrapolation of audit results across a wider population of claims, submission of recoupment demands for claims other than those examined in the audit, or placing us on a full pre-payment review.

Products & Healthcare Services

Global Operations

Our operations are subject to local, country and regional regulations, such as those promulgated by the European Medicines Agency and the Medical Devices Directive. In addition, quality requirements are imposed by customers which audit our operations on a regular basis. Each of our manufacturing locations is licensed or registered with the appropriate local authority. We believe we are in material compliance with all applicable statutes and regulations, as well as prevailing industry best practices, in the conduct of our business operations outside of the U.S.

Since we market our products worldwide, certain products of a local nature and variations of product lines must also meet other local regulatory requirements. Certain additional risks are inherent in conducting business outside the U.S., including price and currency exchange controls, changes in currency exchange rates, limitations on participation in local enterprises, expropriation, nationalization, and other governmental action.

Our operations are impacted by trade regulations in many countries that govern the import of raw materials and finished products, as well as data privacy laws that require safeguards for the protection of healthcare and other personal data. In addition, we are subject to laws and regulations that seek to prevent corruption and bribery in the marketplace as well as laws and regulations pertaining to healthcare fraud and abuse, including state and federal anti-kickback and false claims laws in the U.S.

Global Privacy Regulation

Our international operations are impacted by data privacy laws that require safeguards for the protection of healthcare and other personal data. Data protection laws and regulations are evolving globally and may continue to add additional compliance costs and legal risks to our international operations. In the European Union, the General Data Protection Regulation (EU GDPR) imposes a comprehensive data protection regime with the potential for regulatory fines as well as data breach litigation by impacted data subjects. Under the EU GDPR, regulatory penalties may be passed by data protection authorities. The United Kingdom (U.K.) has implemented similar legislation (U.K. GDPR) that carries similar compliance and operational costs, and potential fines, as the EU GDPR. The costs of compliance with, and other burdens imposed by, the EU GDPR, U.K. GDPR and other international data protection laws may impact our operations outside the U.S. and may limit the ways in which we can provide services or use personal data collected while providing services.

Anti-bribery and Corruption

We are subject to laws and regulations that seek to prevent corruption and bribery in the marketplace, including the U.S. Foreign Corrupt Practices Act (FCPA) and the U.K. Bribery Act. These regimes have been the focus of increasing enforcement activity globally in recent years. A violation of the FCPA or other similar laws by us and/or our agents or representatives could result in, among other things, the imposition of fines and penalties, changes to our business practices, the termination of or other adverse impacts under our contracts or debarment from bidding on contracts, and/or harm to our reputation, any of which could have a material adverse effect on our business, results of operations, financial condition, cash flows and stock price.

Patient Direct

Reimbursement

To participate in and qualify for reimbursement under governmental reimbursement programs such as Medicare and Medicaid, we must comply with extensive conditions of participation imposed by federal and state authorities as well as third-parties administering such governmental reimbursement programs. If we were to violate the applicable regulations or requirements governing participation, we could be excluded from participation in federal and state healthcare programs and be subject to substantial administrative, civil and criminal penalties.

Demand for many of the existing and new medical devices and supplies dispensed to our customers is, and will continue to be, affected by the extent to which government healthcare programs and private health insurers reimburse us and our customers for their members'/beneficiaries' medical expenses in the jurisdictions where we do business. Statutory and regulatory requirements for Medicare, Medicaid and other government healthcare programs govern provider reimbursement levels. From time to time, legislative changes are made to government healthcare programs that impact our business, and the federal and/or state governments may continue to enact measures in the future aimed at containing or reducing reimbursement levels for medical expenses paid for in whole or in part with government funds. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, ACA), the Medicare Improvements for Patients and Providers Act of 2008 (MIPPA), the Deficit Reduction Act of 2005 (DRA) and the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (MMA), each contain provisions that have directly impacted reimbursement for the products we provide. Reimbursement from private third-party Payors varies and is dependent on contract negotiations and there is no guarantee that such contracts will be profitable, and failure to comply with these contracts may result in termination or financial liabilities. Efforts by Payors to reduce healthcare costs have intensified in recent years and will likely continue, which may result in reductions or slower growth in reimbursement for certain services provided by healthcare companies. It is possible that healthcare companies will continue to experience a shift in Payor mix away from fee-for-service Payors, resulting in an increase in the percentage of revenues attributable to reimbursement based upon value-based principles and quality-driven managed care programs, and general industry trends that include pressures to control healthcare costs. Pressures to control healthcare costs and a shift away from traditional health insurance reimbursement to payments based upon quality outcomes have increased the uncertainty of payments.

The ACA affects how healthcare services are delivered and reimbursed through the expansion of health insurance coverage, constraining Medicare and Medicaid program spending, and establishing programs that tie reimbursement to quality and integration. Potential changes to the ACA may impact our business including but not limited to court challenges, and administration and legislative modifications. Lower numbers of insured individuals, reduced coverage for insured individuals and reduced government funding for programs could each cause our revenues to decrease to the extent such legislation reduces reimbursement rates.

The MMA established a Competitive Bidding Process (CBP) for certain DMEPOS we provide. The DMEPOS CBP impacts the Medicare reimbursement amounts for suppliers of certain DMEPOS items, and in the past, included some DMEPOS items that we provide to our patients. Cumulatively, in previous competition rounds of the DMEPOS CBP in effect between 2011 and 2018, we were offered contracts for a substantial majority of the product categories for which we submitted bids. Competitive bidding contracts are expected to be re-bid at least every three years. While we cannot predict the outcome of the DMEPOS CBP on our business in the future nor the Medicare payment rates that will be in effect in future years, the program may materially adversely affect our financial condition, results of operations and cash flows.

State Medicaid programs implement reimbursement policies for the products and services we provide which can vary from state to state. We cannot predict whether states may consider adopting reimbursement reductions or whether any such changes could have a material adverse effect on our business.

Marketing and Transparency Reporting Laws

Communications with consumers are also subject to laws and regulations governing communications, including the Telephone Consumer Protection Act of 1991 (TCPA), the Federal CAN-SPAM Act, additional fax regulations under the Junk Fax Act and the Telemarketing Sales Rule and Medicare regulations. Under such regulations, companies are restricted in the methods used to contact consumers by email, telephone, and text message, for example, through the use of random or sequential "auto-dialer" devices. Numerous class-action suits under federal and state laws have been filed in recent years against companies that conduct SMS texting programs, with many resulting in multi-million-dollar settlements to the plaintiffs. We believe we are in substantial compliance with the federal regulations we are subject to, as well as state equivalents where applicable. The scope and interpretation of the laws that are or may be applicable to the delivery of consumer phone calls, emails and text messages are continuously evolving and developing. If we do not comply with these laws or regulations or if we become liable under these laws or regulations, we could face direct liability, could be required to change some portions of our business model, could face negative publicity and our business, financial condition, results of operations and cash flows could be adversely affected.

Fair Debt Collection Practices Act

Some of our operations may be subject to compliance with certain provisions of the Fair Debt Collection Practices Act (FDCPA) and comparable statutes in many states. Under the FDCPA, a third-party collection company is restricted in the methods it uses to contact consumer debtors and elicit payments with respect to placed accounts. Requirements under state collection agency statutes vary, with most requiring compliance similar to that required under the FDCPA. We believe we are in substantial compliance with the FDCPA and comparable state statutes where applicable. If our collection practices are viewed as inconsistent with these standards, we may be subject to damages and penalties.

Human Capital Resources

Teammate Overview

Our teammates are at the heart of everything that we do. Through their creativity, talent and hard work, our teammates allow us to offer exceptional products and services, and they provide the force that propels our mission to empower our customers to advance healthcare. Thus, we are committed to maintaining a results-driven culture and providing benefits that will attract and retain top talent. We are also committed to creating an environment that allows our teammates to perform at a high level, emphasizes a culture of safety and is conducive to professional and personal growth.

At the end of 2024, we employed approximately 13,500 full-time and part-time teammates in the U.S. and 9,700 teammates outside of the U.S (OUS). None of our U.S. teammates are represented by a labor union or subject to a collective bargaining agreement (CBA), but certain OUS teammates are represented and covered by labor agreements. Throughout our operations, we continue to have positive relationships with our teammates, as well as the unions and works councils that represent our OUS teammates.

We depend on our key personnel to successfully operate our business, including our executive officers, senior corporate management and management at our operating segments. We seek to attract and retain top talent for these critical roles by offering competitive base and incentive compensation packages (and in certain instances share-based compensation and retention incentives), attractive benefits, and opportunities for advancement and rewarding careers. We periodically review and adjust, if needed, our teammates' total compensation (including salaries, annual cash incentive compensation, other cash and equity incentives, and benefits) to ensure that our offerings are competitive within the industry and consistent with our performance. We have also implemented enterprise-wide talent development and succession planning programs designed to identify future and/or replacement candidates for key positions. In addition to compensation, we promote numerous charitable, philanthropic, and social awareness programs that not only support the communities we serve, but also provide experiences for teammates to promote a collaborative and rewarding work environment. In 2021, we established the Owens & Minor Foundation, which is dedicated to building healthier communities through impactful contributions to the charitable and civic organizations it serves. The Owens & Minor Foundation focuses on three primary areas, the environment, healthcare, and our culture.

In order to take advantage of available opportunities and successfully implement our long-term strategy, we understand that we must be able to employ, train and retain skilled personnel. To that end, we support and utilize various training and educational initiatives, and we have developed Company-wide and project-specific teammate training and educational programs. Key programs focus on teammate safety, leadership development, health and wellness, work-life balance, talent management, and teammate engagement. We believe that teammate engagement is integral to our Life Takes Care purpose, vision, strategy and business success. We also believe that our teammates are the face of Owens & Minor, and we expect every teammate to model our values and commitment to ethical business practices as set forth in our Code of Honor.

We believe that our efforts to create an environment that is conducive to our values and teammate success have been rewarded. Our values reflect our commitment to our customers and our teammates, as well as the environment and the communities where we live and work. Our values embody "IDEAL" behavior — Integrity, Development, Excellence, Accountability and Listening. All teammates are expected to reflect these values in all they do each and every day. We also hold our teammates to a high standard of performance, and we regularly evaluate teammates' productivity against current requirements, future demand expectations and historical trends. From time to time, we may add, reduce or adjust resources in certain areas to align with changing circumstances.

Teammate Benefits

We believe teammate benefits are an essential component of a competitive total compensation package. Our benefits programs are designed to attract and retain top talent, and include health insurance, short-term and long-term disability insurance, accidental death and dismemberment insurance, life insurance, and accident insurance, our annual and long-term incentive plans, teammate stock purchase plan and our 401(k) savings and retirement plan.

Our Board of Directors' Role in Human Capital Resource Management

Our Board of Directors (Board) believes that human capital management, and particularly the ability to attract, retain and develop key talent, is essential to our continued growth and success. Our Board also believes that effective human capital management is vital to maintaining a culture that reflects our core values and our shared commitment to excellence and ethical business practices.

Management regularly reports to the Our People & Culture Committee of the Board on human capital management topics, including corporate culture, teammate development, compensation, and benefits. From time to time, we also conduct teammate engagement surveys to solicit feedback, and report findings from these surveys to the Board. The Our People & Culture Committee has oversight of talent retention and development, including succession planning, and the Board provides input on important decisions in each of these areas.

Available Information

The Company files annual reports, quarterly reports, proxy statements and other documents with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934, as amended (Exchange Act). We make these filings available free of charge through the SEC Filings link in the Investor Relations content section on our website located at www.owens-minor.com as soon as reasonably practicable after they are filed with or furnished to the SEC. Information included on our website is not incorporated by reference into this Annual Report on Form 10-K.

Furthermore, the SEC also maintains a website that contains reports, proxy and information statements, and other information regarding Owens & Minor, Inc. The public can obtain any documents that the Company files with the SEC at www.sec.gov.

We announce material financial information to our investors using our Investor Relations website, including SEC filings, press releases, public conference calls and webcasts. We use these channels as well as social media and blogs to communicate with our teammates and the public about our Company, our services and other developments. It is possible that the information we post on social media and blogs could be deemed to be material information. Therefore, we encourage investors, the media, and others interested in our Company to review the information we post on the social media channels and blogs listed on our Investor Relations website.

Additionally, we have adopted a written Code of Honor that applies to all of our directors, officers and teammates, including our principal executive officer and senior financial officers. This Code of Honor (including any amendments to or waivers of a provision thereof) and our Corporate Governance Guidelines are available on our website at www.owens-minor.com.

Item 1A. Risk Factors

Index to Risk Factors

Forward-Looking Statements and Risk Factors Summary

This report contains certain statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts, and generally can be identified by the use of words such as "may," "could," "aim," "seek," "believe," "will," "expect," "project," "estimate," "intend," "target," "anticipate," "plan," "continue," or similar expressions. The forward-looking statements in this Annual Report are based on certain risks and uncertainties, including the risk factors described below and the specific risk factors discussed herein and in connection with forward-looking statements throughout this Annual Report, which could cause actual results to vary materially from the expectations and projections expressed or implied by our forward-looking statements. Risks and uncertainties that may cause such differences include, among other things: increasing competitive and pricing pressures in the marketplace; our ability to retain existing and attract new customers and our dependence on certain customers, vendors, suppliers and third-parties; our ability to successfully identify, manage or integrate acquisitions; risks arising from the legal, regulatory or licensing requirements of the markets in which we operate; and general economic, regulatory and business conditions, including related to our international operations, among others. New risks and uncertainties may arise from time to time and are difficult to predict. Although we believe our expectations with respect to the forward-looking statements are based upon reasonable assumptions within the bounds of our knowledge of our business and operations, all forward-looking statements involve risks and uncertainties and, as a result, actual results could differ materially from those projected, anticipated or implied by these statements. We could also be affected by risks that we currently are not aware of or that we currently do not consider material to our business.

The following is a summary of the risk factors that we currently believe could materially and adversely affect our business, financial condition, results of operations and cash flows and are not all of the risks that we face. We undertake no obligation to update or revise any forward-looking statements, except as required by law.

Operational Risks

- We have concentration in and dependence on certain healthcare provider customers, Group Purchasing Organizations, and Payors.
- Our failure to establish and maintain relationships with hospital and physician referral sources may cause our revenue to decline.

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- Possible changes in customer and product mix could have a material adverse effect on our business, financial condition, results of operations, cash flows, capital resources, and liquidity.
- Our business is dependent on certain significant suppliers.
- Our operations depend on the proper financial functioning of information systems, and our business or results of operations could be adversely affected if we experience a cyberattack or other systems breach or failure.
- An interruption in the ability of our business to manufacture products or the proper functioning of critical facilities and distribution networks may have a material adverse effect on our business and operations.
- Our capitation arrangements may prove unprofitable if actual utilization rates exceed our assumptions.
- Our ability to attract and retain talented and qualified teammates is critical to our success and competitiveness.
- We cannot assure you that the potential sale of the Products & Healthcare Services segment will be completed; and there may be negative impacts on our business, financial results, and operations.
- We cannot assure you that the proposed acquisition of Rotech (Rotech Acquisition) will be completed.
- We may fail to realize the anticipated benefits of the Rotech Acquisition or those benefits may take longer to realize than expected. We may also encounter significant difficulties in integrating the Rotech business into our operations.
- We and the Rotech business will be subject to business uncertainties while the Rotech Acquisition is pending that could adversely affect our business and the Rotech business.
- The pendency of the Rotech Acquisition could adversely affect our business, financial results, and operations.
- Our inability to adequately integrate acquisitions could have a material adverse effect on our operations.
- Our operations involve the storage, transportation and provision of compressed and liquid oxygen, which carries an inherent risk of rupture or other accidents with the potential to cause substantial loss.
- Our goodwill may become further impaired, which would require us to record a significant charge to earnings in accordance with generally accepted accounting principles.

Industry and Economic Risks

- We face increasing competition, accelerating pricing pressure and changes in technology.
- An inability to obtain key components, raw materials or manufactured products from third parties in a timely and cost-effective manner, or a material disruption in our supply chain, may have a material adverse effect on our business.
- Uncertainty about current and future economic conditions and other adverse changes in general political conditions may adversely affect demand for our products and services and collectability of our accounts receivable.
- Our Products & Healthcare Services segment is exposed to price fluctuations of key commodities, which may negatively impact our results of operations and cash flows.
- Changing conditions in the U.S. healthcare industry may impact our results of operations and cash flows.
- Our profitability and cash flows may vary based on the impacts of rising inflationary pressures.

Litigation & Regulatory Risks

- We are subject to stringent regulatory and licensing requirements, and we have been, are and could become the subject of federal and state investigations and compliance reviews.
- We must obtain clearance or approval from appropriate regulatory authorities prior to consummating transactions of certain healthcare related businesses.

- We must obtain clearance or approval from the appropriate regulatory authorities prior to introducing a new product or modification to an existing product. The regulatory clearance process may result in substantial costs, delays and limitations on the types and uses of products we can bring to market, any of which could have a material adverse effect on our business.
- Our failure to comply with regulatory requirements or receive regulatory clearances or approvals for our medical gas facilities, products or operations could adversely affect our business.
- Our business may be adversely affected if we are unable to adequately establish, maintain, protect and enforce our intellectual property and proprietary rights or prevent third parties from making unauthorized use of such rights.
- We may become subject to litigation, investigations, claims and other legal proceedings brought by regulatory agencies, third parties, or individuals.
- We may incur product liability losses, litigation liability, product recalls, safety alerts or regulatory action associated with the provision of healthcare services, and the products that we source, assemble, manufacture and sell which can be costly and disruptive to our business.
- We could be subject to adverse changes in the tax laws or challenges to our tax positions.
- Audits by tax authorities could result in additional tax payments for prior periods, and tax legislation could materially adversely affect our financial results and tax liabilities.
- Our aspirations, goals and disclosures related to ESG matters expose us to numerous risks, including risks to our reputation and stock price.
- Our amended and restated bylaws designates the U.S. District Court for the Eastern District of Virginia as the exclusive forum for certain litigation that may be initiated by stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

Risks Related to Our Debt

- We may not be able to generate sufficient cash to service our debt and other obligations.
- We may not be able to refinance, extend or repay our substantial indebtedness which would have a material adverse effect on our financial condition.
- Our credit facilities and our existing notes have restrictive covenants that could limit our financial flexibility.
- Our variable rate indebtedness subjects us to interest rate risk, which could cause our indebtedness service obligations to increase significantly.
- Despite current indebtedness levels, we will incur substantially more debt to complete the Rotech Acquisition.
- Despite current indebtedness levels, we may continue to incur indebtedness in the future, and the amount of that additional indebtedness may be substantial, which could further exacerbate the risks described herein.

General Risk Factors

- Our continued success is substantially dependent on positive perceptions of our reputation.
- We are subject to risks related to public health crises, future outbreaks of health crises or other adverse public health developments.
- The market price for our common stock and debt have been, and may continue to be, highly volatile.
- Our global operations increase the extent of our exposure to the economic, political, currency, regulatory and other risks of international operations.
- We may be adversely affected by global climate change or by legal, regulatory or market responses to such change.

Operational Risks

We have concentration in and dependence on certain healthcare provider customers, Group Purchasing Organizations, and Payors.

In 2024, although no single customer accounted for 5% of our consolidated net revenue, our top ten customers in the U.S. represented approximately 23% of our consolidated net revenue. In addition, in 2024, approximately 65% of our consolidated net revenue was from sales to member hospitals under contract with our largest GPOs: Vizient, Premier and HPG. We could lose a significant healthcare provider customer or GPO relationship if an existing contract expires without being replaced or is terminated by the customer or GPO prior to its expiration. Although the termination of our relationship with a given GPO would not necessarily result in the loss of the member hospitals as customers, any such termination of a GPO relationship, or a significant individual healthcare provider customer relationship or Payor, could have a material adverse effect on our results of operations, financial condition and cash flows. In 2024, although no single Payor accounted for 10% of our consolidated net revenue, the largest Payor, with which we have multiple contracts, represented approximately 22% of our Patient Direct net revenue.

The medical products industry is subject to a multi-tiered costing structure, which can vary by manufacturer and/or product. Under this structure, certain institutions can obtain more favorable prices for medical products than we are able to obtain. The multi-tiered costing structure continues to expand as many large integrated healthcare providers and others with significant purchasing power, such as GPOs, demand more favorable pricing terms. Additionally, the formation of new provider networks and GPOs may shift purchasing decisions to entities or persons with whom we do not have a historical relationship. This may threaten our ability to compete effectively, which could in turn negatively impact our financial results. Although we are seeking to obtain similar terms from manufacturers to obtain access to lower prices demanded by GPO contracts or other contracts, and to develop relationships with provider networks and new GPOs, we cannot assure you that such terms will be obtained or contracts will be executed.

Our failure to establish and maintain relationships with hospital and physician referral sources may cause our revenue to decline.

We do not have contracts or exclusive arrangements with most hospitals or physicians for our Patient Direct segment. Instead, we attempt to work closely with hospitals and physicians to accept discharges and referrals of their patients who require our services. Therefore, the success of our Patient Direct segment is significantly dependent on referrals from hospital and physician sources. If we are unable to successfully establish new referral sources and maintain strong relationships with our current referral sources, if there is an actual or perceived decrease in the quality of service and care levels we provide, or if efforts to increase the skill level and effectiveness of our sales force fail, our revenues may decline. In addition, our relationships with referral sources are subject to federal and state healthcare laws such as the U.S. federal Anti-kickback Statute (Anti-kickback Statute) and the U.S. federal Stark Law (Stark Law), and compliance with these laws limits the scope of our relationships with our referral sources.

Possible changes in customer and product mix could have a material adverse effect on our business, financial condition, results of operations, cash flows, capital resources and liquidity.

Our revenues are determined by a number of factors, including mix of customers, the rates of payment among customers and the mix of our products and services provided. A shift towards customers with lower prices, or from higher gross margin products to lower gross margin products, would reduce our gross profits. Changes in the mix of our customers, products and services provided and payment methodologies could have a material adverse effect on our business, financial condition, results of operations, cash flows, capital resources and liquidity.

Our business is dependent on certain significant suppliers.

In our Products & Healthcare Services segment in the U.S., we distribute products from approximately 1,000 suppliers and are dependent on these suppliers for the continuing supply of products. In 2024, sales of products of our ten largest domestic suppliers accounted for approximately 37% of consolidated net revenue. No sales of products of any individual suppliers exceeded 10% of our consolidated net revenue for 2024. We rely on suppliers to provide agreeable purchasing and delivery terms and performance incentives. Our ability to sustain adequate operating income has been, and will continue to be, dependent upon our ability to obtain favorable terms and incentives from suppliers, as well as suppliers continuing use of third-party distributors to sell and deliver their products. A change in terms by a significant supplier, the decision of such a supplier to distribute its products directly to healthcare providers rather than through third-party distributors, or a key supplier's failure to sell and deliver us products necessary to meet our customers' demands could have a material adverse effect on our results of operations, financial condition and cash flows.

In addition, for quality assurance or cost effectiveness, we have purchased from sole suppliers certain components and raw materials such as polymers used in our products, and we expect to continue to purchase these components and raw materials from these sole suppliers. Although there are other sources in the marketplace for these items, we may not be able to quickly establish additional or replacement sources for certain components or materials due to regulations and requirements of the U.S. Food and Drug Administration (FDA) and other regulatory authorities regarding the manufacture of our products. The loss of any sole supplier or any sustained supply interruption that affects the ability to manufacture or distribute our products in a timely or cost-effective manner could have a material adverse effect on our business, results of operations, financial condition and cash flows.

In our Patient Direct segment, we currently rely on a relatively small number of suppliers to provide us with the majority of our patient service equipment and supplies for our home healthcare business. From time to time, we also enter into certain exclusive arrangements with suppliers for the provision of patient service equipment and supplies. Further, some of our supply agreements contain pricing scales that depend on meeting certain order volumes. Our inability to procure certain equipment and supplies, including as a result of failure to maintain and renew certain agreements and access arrangements, could have a materially adverse effect on our results of operations and cash flows. We often use suppliers selectively for quality and cost reasons. Significant price increases, or disruptions in the ability to obtain such equipment and supplies from existing suppliers, such as the disruptions that were associated with the Philips Respironics recall as described in Management's Discussion and Analysis of Financial Condition and Results of Operations, may reduce our income and could force us to use alternative suppliers. Any change in the existing suppliers we use could cause delays in the delivery of products and possible losses in revenue, which could adversely affect our results of operations and cash flows. In addition, alternative suppliers may not be available, or may not provide their products and services at similar or favorable prices. If we cannot obtain the patient service equipment and supplies we currently use, or alternatives at similar or favorable prices, our ability to provide such products may be severely impacted, which could have an adverse effect on our business, financial condition, results of operations, cash flows, capital resources and liquidity.

Our operations depend on the proper functioning of information systems, and our business or results of operations could be adversely affected if we experience a cyberattack or other systems breach or failure.

We and our external service providers use and rely on information systems to perform our business operations including receiving, processing, analyzing, and managing data in distributing thousands of products to customers from numerous distribution centers. These systems are also relied upon for receiving and filling orders for customers, billings to and collections from customers, the purchase of and payment for inventory and related transactions from our suppliers, and the secure electronic transmission, processing, storage, and hosting of sensitive information, including protected health information and other types of personal information, confidential financial information, proprietary information, and other sensitive information relating to our customers, company, and teammates. In addition, the success of our long-term growth strategy is dependent upon the ability to continually monitor and upgrade our information systems to provide better service to customers.

As described in Item 1C, we have an integrated framework to prevent, identify and mitigate risks related to cybersecurity attacks on our systems. Despite physical, technical, and administrative security measures by us and our external service providers and consultants, our technology systems and operations have in the past and may be in the future subject to cyberattacks from sources beyond our control. In recent years, cyberattacks in our industry have increased and become more sophisticated. For instance, we expect threat actors may use more advanced tools and techniques, such as artificial intelligence (AI), that are designed to circumvent security controls. As a result, the risk of a cyberattack on our systems has increased. We do not oversee or actively monitor cybersecurity risks related to our external service providers and we rely on these providers to inform us of risks, breaches or cyberattacks. Cyberattacks include actual or attempted unauthorized access, tampering, malware insertion, ransomware attacks, or other system integrity events. A future cybersecurity incident could involve a material data breach or other material impact to the operations of our technology systems, or the third party service providers on which we rely, which could result in failure of our systems to operate properly for an extended period of time, litigation or regulatory action, loss of customers or revenue, and increased expense, any of which might have a material adverse impact on our business operations, reputation, our growth and strategic initiatives, results of operations, financial condition and cash flows.

An interruption in the ability of our business to manufacture products or the proper functioning of critical facilities and distribution networks may have a material adverse effect on our business and operations.

We manufacture our products in facilities in the U.S., Mexico, Honduras, Thailand and Ireland. If one or more of these facilities experiences damage, or if manufacturing capabilities are otherwise limited or stopped due to quality, regulatory or other reasons, including, but not limited to, pandemics; severe weather, fires or other natural disasters; terrorism or geopolitical events (such as the Russia-Ukraine conflict or a renewed conflict between Israel and Hamas or in the surrounding region); prolonged power or equipment failures; labor disputes or strikes; unsuccessful imports/exports of products resulting from trade restrictions or tariffs, or supply chain transportation disruptions, it may not be possible to timely manufacture the relevant products at required levels or at all. A reduction or interruption in any of these manufacturing processes could have a material adverse effect on our ability to offer services, distribute products and conduct our business. To the extent that we are unable, or it is not financially feasible, to mitigate the likelihood or potential impact of such events, or to manage effectively such events if they occur, there could be a material adverse effect on our business, results of operations, financial condition and cash flows.

Our capitation arrangements may prove unprofitable if actual utilization rates exceed our assumptions.

From time to time, we enter into capitation arrangements with commercial Payors pursuant to which they agree to pay us a set amount (on a per member per month basis for a defined patient population) without regard to the actual services provided. We negotiate the contractual rates in these arrangements with Payors based on assumptions regarding average expected utilization of services. If actual utilization rates exceed our assumptions, the profitability of such arrangements may be diminished. Moreover, we may be obligated to perform under such capitation arrangements even if the contractual reimbursement rates are insufficient to cover our costs based on actual levels of utilization.

Our ability to attract and retain talented and qualified teammates is critical to our success and competitiveness.

The success of our business depends on our ability to attract, engage, develop and retain qualified and experienced teammates, including key executives. We may not be able to successfully compete for, attract, or retain qualified and experienced teammates, especially in North America where labor markets continue to be highly competitive. Competition among potential employers, labor shortages, and inflationary pressures might result in increased salaries, benefits or other teammate-related costs, or in our failure to recruit and retain teammates. We may experience sudden loss of key personnel due to a variety of causes, including illness, and must adequately plan for succession of key executive roles. Teammates might not successfully transition into new roles. If we are unable to recruit or retain a sufficient number of qualified employees, or if the costs of compensation or employee benefits increase substantially, our ability to deliver services effectively could suffer and our profitability would likely be adversely affected. In addition, union organizing activities have occurred in the past and may occur in the future, and the adverse impact of unionization and organizing activities on our costs and operating results could be substantial.

We cannot assure you that the potential sale of the Products & Healthcare Services segment will be completed; and there may be negative impacts on our business, financial results, and operations.

On February 28, 2025, we announced that we are actively engaged in discussions regarding the potential sale of our Products & Healthcare Services segment. This process is ongoing and there are a number of risks and uncertainties including the failure to complete any transaction. This could cause disruptions and create uncertainty surrounding our business and affect our relationships with our customers, suppliers and teammates. Although we intend to take actions to reduce any adverse effects, these uncertainties could cause customers, suppliers and others that deal with us to seek to change existing business relationships. In addition, teammate retention could be negatively impacted. If key teammates depart because of concerns relating to the uncertainty, our business could be harmed. Investor perceptions about the announcement could have a negative impact on the trading prices of our common stock and debt. We do not intend to disclose developments or provide updates on the progress or status of the potential sale until deemed further disclosure is appropriate or required. Accordingly, speculation regarding any developments related to the review of strategic alternatives and perceived uncertainties related to the future of the Company could cause our stock price to fluctuate significantly.

We cannot assure you that the proposed acquisition of Rotech (Rotech Acquisition) will be completed.

There are a number of risks and uncertainties relating to the Rotech Acquisition. For example, the Rotech Acquisition may not be completed, or may not be completed in the timeframe, on the terms or in the manner currently anticipated, as a result of a number of factors, including, among other things, the failure to satisfy one or more of the conditions to closing in the Agreement and Plan of Merger. There can be no assurance that the conditions to closing of the Rotech Acquisition will be satisfied or waived or that other events will not intervene to delay or result in the failure to close the Rotech Acquisition. The Agreement and Plan of Merger may be terminated by the parties thereto under certain circumstances, including, without limitation, if the Rotech Acquisition has not been completed by July 22, 2025. Any delay in closing the Rotech Acquisition or a failure to close the Rotech Acquisition could have a negative impact on our business and the trading prices of our common stock and debt.

We may fail to realize the anticipated benefits of the Rotech Acquisition or those benefits may take longer to realize than expected. We may also encounter significant difficulties in integrating the Rotech business into our operations.

Our ability to realize the anticipated benefits of the Rotech Acquisition will depend, to a large extent, on our ability to integrate the Rotech business into ours. We may devote significant management attention and resources preparing for and integrating the business practices and operations of the Rotech business with ours. This integration process may be disruptive to our and the Rotech businesses, and, if implemented ineffectively or if it takes longer or is more costly than expected, could restrict realization of the expected benefits. Potential difficulties we may encounter in the integration process include:

- Inability to successfully combine operations in a manner that would result in the anticipated benefits of the Rotech Acquisition in the timeframe currently anticipated or at all;
- Complexities associated with managing the expanded operations;
- Integrating personnel;
- Creation of uniform standards, internal controls, procedures, policies and information systems;
- Unforeseen increased expenses, delays or regulatory issues associated with integrating the operations; and
- Performance shortfalls as a result of the diversion of management's attention caused by the integration.

Even if we are able to integrate the Rotech business successfully, this integration may not result in the realization of the full benefits that we currently expect, nor can we give assurances that these benefits will be achieved when expected or at all. Moreover, the integration of the Rotech business may result in unanticipated problems, expenses, liabilities, regulatory risks and competitive responses that could have material adverse consequences.

We and the Rotech business will be subject to business uncertainties while the Rotech Acquisition is pending that could adversely affect our business and the Rotech business.

Uncertainty about the effect of the Rotech Acquisition on teammates, customers and suppliers may have an adverse effect on us and the Rotech business. Although we and Rotech intend to take actions to reduce any adverse effects, these uncertainties could cause customers, suppliers and others that deal with us and/or the Rotech business to seek to change existing business relationships. In addition, teammate retention could be negatively impacted during the pendency of the Rotech Acquisition. If key teammates depart because of concerns relating to the uncertainty and difficulty of the integration process, our business could be harmed.

The pendency of the Rotech Acquisition could adversely affect our business, financial results, and operations.

The announcement and pendency of the Rotech Acquisition could cause disruptions and create uncertainty surrounding our business and affect our relationships with our customers, suppliers and teammates. In addition, we have diverted, and will continue to divert, significant management resources to complete the Rotech Acquisition, which could have a negative impact on our ability to manage existing operations or pursue alternative strategic transactions, which could adversely affect our business, financial condition and results of operations. Investor perceptions about the terms or benefits of the Rotech Acquisition could have a negative impact on the trading prices of our common stock and debt.

Our inability to adequately integrate acquisitions could have a material adverse effect on our operations.

In connection with our growth strategy, we from time to time acquire other businesses, that we believe will expand or complement our existing businesses and operations. The integration of acquisitions involves a number of significant risks, which may include but are not limited to, the following: expenses and difficulties in the transition and integration of operations and systems; complexities associated with managing the expanded operations; retention of current customers and the ability to obtain new customers; the assimilation and retention of personnel; accounting, tax, regulatory and compliance issues; difficulties in implementing uniform controls, procedures, policies and information systems; unanticipated expenses, delays or regulatory issues associated with integrating the operations; general economic conditions in the markets in which the acquired businesses operate; difficulties encountered in conducting business in markets where we have limited experience and expertise; difficulties obtaining or failure to obtain necessary regulatory licenses and Payor-specific approvals; diversion of management's attention caused by completing the integration of the operations; inadequate indemnification from the seller; and failure of the seller to perform under any transition services agreement.

Even if we are able to integrate an acquired business successfully, this integration may not result in the realization of the full benefits that we expected or may be more costly than we expected. If we are unable to successfully complete and integrate our strategic acquisitions in a timely manner, our business, growth strategies, results of operations and cash flows could be adversely affected.

Our operations involve the storage, transportation and provision of compressed and liquid oxygen, which carries an inherent risk of rupture or other accidents with the potential to cause substantial loss.

Our operations are subject to the many hazards inherent in the storage, transportation and provision of medical gas products and compressed and liquid oxygen, including ruptures, leaks and fires. These risks could result in substantial losses due to personal injury or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage and may result in curtailment or suspension of our related operations. If a significant accident or event occurs, it could adversely affect our business, financial position, results of operations, and cash flows. Additionally, corrective action plans, fines or other sanctions may be levied by government regulators who oversee the storage, transportation and provision of hazardous materials such as compressed or liquid oxygen.

Our goodwill may become further impaired, which would require us to record a significant charge to earnings in accordance with generally accepted accounting principles.

U.S. Generally Accepted Accounting Principles (GAAP) require us to test our goodwill for impairment on an annual basis, or more frequently if indicators for potential impairment exist. The testing required by GAAP involves estimates and judgments by management. Although we believe our assumptions and estimates are reasonable and appropriate, any significant adverse changes in one or a combination of key assumptions, including, but not limited to, a further decrease in our market capitalization, an increase in the discount rate, a failure to meet our business plans or expected earnings and cash flows, unanticipated events and circumstances such as the loss of a contract with a significant customer, changes in assumptions about the duration and magnitude of increased supply chain expense, commodities costs or inflationary pressures and our planned efforts to mitigate such impacts, disruptions in the supply chain, estimated demand and selling prices for personal protective equipment (PPE) or other products, a decrease in the terminal growth rate, increases in tax rates (including potential tax reform) or a significant change in industry or economic trends, may affect the accuracy or validity of such estimates and may result in goodwill impairment. As a result of an interim impairment test performed during the three months ended December 31, 2024, we recorded a goodwill impairment charge in our Apria reporting unit of $307 million. No impairment charges to goodwill were recorded in 2023 or 2022. We may be required to record a material charge to earnings in our consolidated financial statements during the period in which any impairment of our goodwill is determined, which charge could adversely affect our results of operations.

Industry and Economic Risks

We face increasing competition, accelerating pricing pressure and changes in technology.

The medical/surgical supply distribution industry in which our Products & Healthcare Services segment operates is highly competitive and characterized by pricing and margin pressure for our business. We compete with other national distributors and a number of regional and local distributors, as well as customer self-distribution models and, to a lesser extent, certain outsourced logistics companies. In the U.S., several of our distribution partners and GPOs directly compete with us by sourcing their own brands. Competitive factors within the medical/surgical supply distribution industry include market pricing, the relative bargaining power of provider networks and GPOs, total delivered product cost, product availability, the ability to fill and invoice orders accurately, delivery time, range of services provided, efficient product sourcing, inventory management, information technology, electronic commerce capabilities, and the ability to meet customer-specific requirements. Our success is dependent on the ability to compete on the above factors, while managing internal costs and expenses.

The home healthcare industry in which our Patient Direct segment operates is also intensely competitive and highly fragmented. There are a large number of providers, including hospital systems, physician specialists and sleep labs, industrial gas manufacturers, home healthcare agencies, health maintenance organizations, and alternative treatment providers. There are also relatively few barriers to entry in local home healthcare markets. Hospitals, health systems, and Payors are routinely looking to provide coverage and better control of post-acute healthcare services, including home healthcare services of the types we provide. From time to time our contracts are amended (sometimes through unilateral action regarding payment policy), renegotiated, subjected to a bidding process with our competitors, or terminated altogether. Payors may enlarge their provider networks, reducing the amount of referrals or revenue we may receive from them, reduce their provider networks in exchange for lower payment rates or change the order of preference among the providers to which they refer business. In addition, pharmacy benefit managers, such as CVS Health Corporation, are competing with us in the home healthcare market. Large technology companies, such as Amazon.com, Inc. and Alphabet Inc., have disrupted other supply businesses and, in the case of Amazon.com, Inc. and its emerging pharmacy offerings, entered the healthcare market. In the event such providers enter the home healthcare market, we may experience a loss of referrals or revenue.

Traditional distribution relationships are also being challenged by online commerce solutions. Such competition will require us to cost-effectively adapt to changing technology, to continue to provide enhanced service offerings and to continue to differentiate our business (including with additional value-added services) to address demands of consumers and customers on a timely basis. The emergence of such competition and our inability to anticipate and effectively respond to changes on a timely basis could have a material adverse effect on our business.

Some of our competitors may now or in the future have greater financial or marketing resources than we do, or have more effective sales and marketing activities, which may increase pricing pressure and limit our ability to maintain or increase our market share. In addition, in certain markets, competitors may have other products and services that are or perceived to be superior to our own.

It is also possible that major changes in available technology, Payor benefit or coverage policies related to those changes, or the preferences of customers, patients and referral sources, may cause our current product offerings to become less competitive or obsolete, and it will be necessary for us to adapt to those changes. Such unanticipated changes could cause us to incur increased capital expenditures and change strategies and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

An inability to obtain key components, raw materials or manufactured products from third parties in a timely and cost-effective manner, or a material disruption in our supply chain, may have a material adverse effect on our business.

We depend on the availability of various components, raw materials and manufactured products supplied by others for our operations. If the capabilities of suppliers and third-party manufacturers are limited or stopped, due to quality, regulatory or other reasons, including pandemics; severe weather, fires and natural disasters; terrorism or geopolitical events (such as the Russia-Ukraine conflict or a renewed conflict between Israel and Hamas or in the surrounding region); prolonged power or equipment failures; strikes or labor disputes; unsuccessful imports/exports of products as a result of shipping or trade restrictions or supply chain transportation disruptions, or other reasons, that could negatively impact our ability to manufacture or distribute our products and could lead to exposure to regulatory actions. Any material interruption in our supply chain could materially adversely affect our business operations, results of operations, financial condition and cash flows.

Furthermore, the failure of third parties to timely deliver quality products to us may negatively impact our operations. Disputes with significant suppliers, including disputes regarding pricing or performance, could adversely affect our ability to supply products to our customers and could materially adversely affect our results of operations, financial condition and cash flows. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, particularly when a product is sourced from a single location or supplier, could adversely affect our business, results of operations, and cash flows, as well as require additional resources to restore our supply chain.

We have experienced, and may continue to experience, higher supply chain costs, particularly related to international freight and commodities. Due to competitive dynamics and contractual limitations, we may be unable to pass along these cost increases through higher prices. Short-term or sustained increases in demand for our products may exceed our production capacity or otherwise strain our supply chain. These and other supply chain issues can increase our costs, disrupt or reduce our production, delay our product shipments, prevent us from meeting customer demand, damage our customer relationships, and could materially adversely affect our business operations, results of operations, financial condition and cash flows.

Uncertainty about current and future economic conditions and other adverse changes in general political conditions may adversely affect demand for our products and services and collectability of our accounts receivable.

Poor or deteriorating economic and political conditions in the U.S. and the other countries in which we conduct business could adversely affect the demand for healthcare services and consequently, the demand for our products and services. Such change in demand may result in further inventory valuation adjustments. Poor economic conditions also could lead our suppliers to offer less favorable terms of purchase to distributors, which would negatively affect our profitability. Further, the potential decline in federal and state revenues that may result from a deterioration in economic and political conditions may create additional pressures to contain or reduce reimbursements for our services from Medicare, Medicaid and other government sponsored programs. There can be no assurance that a company's products or services will be considered cost-effective or that adequate third-party reimbursement will be available to enable a company to maintain price levels sufficient to realize profitability. Increases in job losses in the U.S. as a result of adverse economic conditions could result in a smaller percentage of our patients being covered by an employer group health plan and a larger percentage being covered by lower paying Medicare and Medicaid programs. Employers may also select more restrictive commercial plans with lower reimbursement rates. To the extent that Payors are negatively impacted by a decline in the economy, we may experience further pressure on commercial rates, a slowdown in collections and a reduction in the amounts we expect to collect. Furthermore, the collection of accounts receivable requires constant focus and involvement by management and ongoing enhancements to information systems and billing center operating procedures. There can be no assurance that we will be able to improve upon or maintain current levels of collectability and DSO in future periods. Worsening economic conditions have had and may continue to have an adverse impact on the businesses and financial health of many of our customers and hurt their creditworthiness. The bankruptcy, insolvency or other credit failure of one or more customers with substantial balances due to us could have a material adverse effect on our results of operations, financial condition and cash flows. These and other possible consequences of financial and economic decline could have a material adverse effect on our business, results of operations, financial condition and cash flows.

The U.S. and certain larger global economies experienced inflation rates above Central Bank targets during 2024. The Federal Reserve and other Central Banks raised interest rates during 2023 and 2024 and could do so again in the future. The present conditions and state of U.S. and global economies make it difficult to predict whether and/or when and to what extent a recession has occurred or will occur in the near future. Uncertainty about the effects of current and future economic and political conditions on us, our customers, suppliers and partners makes it difficult for us to forecast operating results and to make decisions about future investments. Any significant downturn in the health of the general economy, or any recession, depression or other sustained adverse market event, including inflationary pressures, could have an adverse effect on our revenues and financial performance, resulting in impairment of assets.

Our Products & Healthcare Services segment is exposed to price fluctuations of key commodities, which may negatively impact our results of operations and cash flows.

Our Global Products division, which falls within our Products & Healthcare Services segment, relies on product inputs, such as polypropylene and nitrile, as well as other commodities, in the manufacture of its products. Prices of these commodities are volatile and have fluctuated significantly in recent years, which may contribute to fluctuations in our results of operations and cash flows. The ability to hedge commodity prices is limited. Furthermore, due to competitive dynamics, we may be unable to pass along commodity-driven cost increases through higher prices. If we cannot fully offset cost increases through other cost reductions, or recover these costs through price increases or surcharges, we could experience lower margins and profitability which could have a material adverse effect on our business, results of operations and cash flows.

Changing conditions in the U.S. healthcare industry may impact our results of operations and cash flows.

A large percentage of our revenue is derived in the U.S. We, along with our customers and suppliers, are subject to extensive federal and state regulations relating to healthcare as well as the policies and practices of the private healthcare insurance industry. In recent years, there have been a number of government and private initiatives to reduce healthcare costs and government spending. These changes have included an increased reliance on managed care; consolidation of competitors, suppliers and customers; a shift in healthcare provider venues from acute care settings to clinics, physician offices and home care; and the development of larger, more sophisticated purchasing groups. National and regional insurers and managed care organizations are regularly attempting to seek reductions in the prices we charge for our products and services to them and their members, including through direct contracts with healthcare providers, increased oversight and greater enrollment of patients in managed care programs and preferred provider organizations. We have faced, and expect to continue to face, pricing pressures due to reductions in provider reimbursement for our products and services. In addition, in recent years, the healthcare industry in the U.S. has experienced and continues to experience significant consolidation in response to cost containment legislation and general market pressures to reduce costs. This consolidation of our customers, health insurers and suppliers generally gives them greater bargaining power to reduce the pricing available to them. All of these changes place additional financial pressure on healthcare provider customers, who in turn seek to reduce the costs and pricing of products and services provided by us. We expect the healthcare industry to continue to change significantly and these potential changes, which may include a reduction in government support of healthcare services, adverse changes in legislation or regulations, and further reductions in healthcare reimbursement practices, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our profitability and cash flows may vary based on the impacts of rising inflationary pressures.

Inflation has and may continue to materially impact the costs to source materials or produce and distribute finished goods to customers. Continued inflationary pressures could result in market pressures on our customers to reduce costs, which could impact our profitability and cash flows. Additionally, there is uncertainty that we will be able to pass elevated costs onto customers in an effort to offset inflationary pressures, or that such increases may outpace the compensating inflation-based increase in Medicare payment rates or any other rate increases we may receive.

Litigation & Regulatory Risks

We are subject to stringent regulatory and licensing requirements, and we have been, are and could become the subject of federal and state investigations and compliance reviews.

We are required to comply with extensive and complex laws and regulations at the federal, state and local government levels in the U.S. and other countries where we operate. We, and certain of our employees, also are required to hold permits and licenses and to comply with the operational and security standards of various governmental bodies and agencies. Any failure to comply with these laws and regulations or any failure to maintain the necessary permits, licenses or approvals, or to comply with the required standards, could disrupt our operations and/or adversely affect our results of operations, financial condition and cash flows.

The manufacturing, labeling, and marketing related to our products are subject to an extensive regulatory approval process by the FDA and other regulatory agencies in the U.S. and abroad. The process for obtaining FDA and other required regulatory approvals is lengthy, costly, and uncertain. There can be no guarantee that, even after such time and expenditures we will be able to obtain the necessary regulatory approvals or that the approved labeling will be sufficient for favorable marketing and promotional activities. If we are unable to obtain these approvals in a timely fashion, or if after approval for marketing, a product is later shown to be ineffective or to have unacceptable side effects not discovered during testing, we may experience significant adverse effects, which in turn, could negatively affect our business.

Among the U.S. healthcare related laws that we are subject to include the federal Anti-kickback Statute, the federal Ethics in Patient Referrals Act, the Stark Law, the FCA the federal Civil Monetary Penalties Law, the criminal healthcare fraud provisions of the federal Health Insurance Portability and Accountability Act of 1996, federal laws and regulations that prohibit providers from billing and receiving payment from Medicare and Medicaid for services unless the services are medically necessary, adequately and accurately documents, and billed using codes that accurately reflect the type and level of services rendered, and similar state laws relating to fraud, waste and abuse. The requirements of these laws are complex and subject to varying interpretations, and it is possible that regulatory authorities could challenge our policies and practices. If we fail to comply with these laws, we could be subject to federal or state government investigations or qui tam actions (false claims cases initiated by private parties purporting to act on behalf of federal or state governments), which could result in civil or criminal sanctions, including the loss of licenses or the ability to participate in Medicare, Medicaid and other federal and state healthcare programs. Such sanctions and damages could adversely affect our results of operations, financial condition and cash flows.

Our global operations are also subject to risks of violation of laws, including those that prohibit improper payments to and bribery of government officials and other individuals and organizations. These laws include the U.S. FCPA, the U.K. Bribery Act and other similar laws and regulations in foreign jurisdictions, any violation of which could result in substantial liability and a loss of reputation in the marketplace. Failure to comply with these laws also could subject us to civil and criminal penalties that could adversely affect our business, results of operations, financial condition and cash flows.

Our Patient Direct segment is a Medicare-certified supplier and participates in state Medicaid programs. Failure to comply with applicable standards and regulations could result in civil or criminal sanctions, including the loss of our ability to participate in Medicare, Medicaid and other federal and state healthcare programs.

We collect, handle and maintain patient-identifiable health information and other sensitive personal and financial information, which are subject to federal, state and foreign laws that regulate the use and disclosure of such information. Regulations currently in place continue to evolve, and new laws in this area could further restrict our ability to collect, handle and maintain personal or patient information, or could require us to incur additional compliance costs, either of which could have an adverse impact on our results of operations and cash flows. Violations of federal (such as HIPAA), state or foreign laws (such as the EU GDPR or U.K. GDPR) concerning privacy and data protection could subject us to civil or criminal penalties, breach of contract claims, costs for remediation and harm to our reputation. AI, particularly generative AI, is an emerging technology subject to a complex and evolving regulatory landscape at both the federal and state level. Regulatory considerations surrounding AI in healthcare are still developing and many regulatory agencies including the FDA are developing and implementing requirements related to the functionality, safety, efficacy, and privacy of AI and machine learning technologies. The increased cost and difficulty with complying with such legal requirements, or a failure to do so, may have an adverse effect our business.

Our operations, including our billing practices and our arrangements with healthcare providers, are also subject to extensive federal and state laws and audits, inquiries and investigations from government agencies. For example, in connection with the settlement agreements resolving the investigation conducted by the U.S. Attorney's Office for the Southern District of New York regarding civil investigative demands, Apria was required to enter into a five-year CIA with the HHS OIG. The CIA provides that Apria will, among other things, impose certain oversight obligations on Apria's board of directors, provide certain management certifications, and continue or implement, as applicable certain compliance training and education. The CIA also requires Apria to engage independent third parties to review compliance with the CIA, as well as certain reporting, certification, record retention and notification requirements. Failure to comply with the obligations under the CIA could have material consequences for us including monetary penalties or exclusion from participation in federal healthcare programs.

Applicable laws may be directed at payments for the products and services we provide, conduct of our operations, preventing fraud and abuse, and billing and reimbursement from government programs such as Medicare, Medicaid and from commercial Payors. These laws may have related rules and regulations that are subject to interpretation and may not provide definitive guidance as to their application to our operations, including our arrangements with hospitals, physicians, and other healthcare providers.

Federal and state governments have contracted with private entities to audit and recover revenue resulting from payments made in excess of those permitted by federal and state benefit program rules. These entities include, but are not limited to, Recovery Audit Contractors that are responsible for auditing Medicare claims, Unified Program Integrity Contractors that are responsible for the identification of suspected fraud through medical record review and Medicaid Integrity Contractors, that are responsible for auditing Medicaid claims. We believe audits, inquiries, and investigations from these contractors and others will occur from time to time in the ordinary course of our business. We also may be subject to increased audits from commercial Payors and pursuant to federal, civil, and criminal statutes that relate to our billings to commercial Payors. Our efforts to be responsive to these audits, inquiries, and investigations may result in substantial costs and divert management's time and attention away from the operation of our business. Moreover, an adverse outcome with respect to any audit, inquiry or investigation may result in damage to our reputation, or in fines, penalties or other sanctions imposed on us. Such pending or future audits, inquiries, or investigations, or the public disclosure of such matters, could have a material adverse effect on our business, financial condition, results of operations, cash flows, capital resources and liquidity.

Federal and state laws are broadly worded and may be interpreted or applied by prosecutorial, regulatory, or judicial authorities in ways that we cannot predict. Additionally, in many instances, there are only limited publicly available guidelines and methodologies for determining errors with certain audits. As a result, there can be a significant lack of clarity regarding required documentation and audit methodology. The clarity and completeness of each patient medical file, some of which is the work product of physicians not employed by us, is essential to successfully challenging any payment denials.

Certain of our operations engage in Ethylene Oxide (EtO) sterilization of medical products either directly or indirectly through third-parties. In the U.S., several regulators, including the EPA, the FDA, and agencies at the state and local level, play a role in regulating the use of EtO sterilization. Recent announcements of the temporary or permanent closure of sterilization facilities operated by others have been associated with state and/or local regulatory or other legal action related to EtO emissions at those facilities. We have been named as a defendant in a lawsuit alleging personal injury as a result of EtO emissions. Additionally, we have incurred, and may incur additional costs associated with defending EtO emissions litigation. We have taken and will continue to take measures to comply with all applicable emissions regulations and to reduce emissions. However, no assurance can be given that current or future legislative or regulatory action, or current or future litigation to which we may become a party, will not significantly increase the costs of conducting sterilization operations or curtail or eliminate the use of EtO in our operations. Further, we could be liable for damages and fines as a result of legislative or regulatory action or litigation, which could have a material adverse effect on our financial condition, results of operations, cash flows, capital resources and liquidity. Accordingly, our arrangements and business practices may be the subject of government scrutiny or be found to violate applicable laws. If federal or state government officials challenge our operations or arrangements with third parties that we have structured based upon our interpretation of these laws, rules, and regulations, such a challenge could potentially disrupt our business operations and we may incur substantial defense costs, even if we successfully defend our interpretation of these laws, rules, and regulations. If the government or third parties successfully challenge our interpretation, such a challenge may have a material adverse effect on our business, financial condition, results of operations, cash flows, capital resources and liquidity.

We must obtain clearance or approval from appropriate regulatory authorities prior to consummating transactions of certain healthcare related businesses.

In the U.S., there has been a trend towards increasing government oversight of investments in the healthcare industry. This trend is occurring at both the federal and state levels, with at least 15 states adopting laws requiring state regulators to be notified of investments in various healthcare entities. Some of these laws increase the authority of the relevant governmental authority to review and approve, deny, or require modifications to such transactions. The governmental authorities can, in some cases, delay or stop the proposed transaction from proceeding. These laws may make certain jurisdictions less suitable for investments into healthcare businesses and may result in creased compliance costs, introduce delays to investment and divestment transactions, alter transaction terms and structures and ultimately impact the returns of such investments. Refer to the 'We cannot assure you that the Rotech Acquisition will be completed' risk factor within 'Operational Risks' above for additional detail specific to the Rotech Acquisition.

We must obtain clearance or approval from the appropriate regulatory authorities prior to introducing a new product or a modification to an existing product. The regulatory clearance process may result in substantial costs, delays and limitations on the types and uses of products we can bring to market, any of which could have a material adverse effect on our business.

In the U.S., before we can market a new product, or a new use of, or claim for, or significant modification to, an existing product, we generally must first receive clearance or approval from the FDA and certain other regulatory authorities. Most major markets for medical products outside the U.S. also require clearance, approval or compliance with certain standards before a product can be commercially marketed. The process of obtaining regulatory clearances and approvals to market a medical product can be costly and time consuming, involve rigorous pre-clinical and clinical testing, require changes in products or result in limitations on the indicated uses of products. We cannot assure you that these clearances and approvals will be granted on a timely basis, or at all. In addition, once a medical product has been cleared or approved, a new clearance or approval may be required before it may be modified, its labeling changed or marketed for a different use. Medical products are cleared or approved for one or more specific intended uses and promoting a device for an off-label use could result in government enforcement action. Furthermore, a product approval or clearance can be withdrawn or limited due to unforeseen problems with the medical product or issues relating to its application. The regulatory clearance and approval process may result in, among other things, delayed, if at all, realization of product net sales, substantial additional costs and limitations on the types of products we may bring to market or their indicated uses, any one of which could have a material adverse effect on our results of operations, financial condition and cash flows.

Our failure to comply with regulatory requirements or receive regulatory clearances or approvals for our medical gas facilities, products or operations could adversely affect our business.

We have a number of medical gas facilities in several states. These facilities are subject to federal and state regulatory requirements. Our medical gas facilities and operations are subject to extensive regulation by the FDA and other federal and state authorities. The FDA regulates medical gases, including medical oxygen, pursuant to its authority under the FFDCA. Among other requirements, the FDA's cGMP regulations impose certain quality control, documentation, and recordkeeping requirements on the receipt, processing, and distribution of medical gas. Further, in each state where we operate medical gas facilities, we are subject to regulation under state health and safety laws, which vary from state to state. The FDA and state authorities conduct periodic, unannounced inspections at medical gas facilities to assess compliance with the cGMP and other regulations. We expend significant time, money, and resources in an effort to achieve substantial compliance with the cGMP regulations and other federal and state law requirements at each of our medical gas facilities. There can be no assurance, however, that these efforts will be successful and that our medical gas facilities will achieve and maintain compliance with federal and state laws and regulations. Our failure to achieve and maintain regulatory compliance at our medical gas facilities could result in enforcement action, including warning letters, fines, product recalls or seizures, temporary or permanent injunctions, or suspensions in operations at one or more locations, as well as civil or criminal penalties, all of which could materially harm our business, financial condition, results of operations, cash flows, capital resources, and liquidity.

The medical gas products we manufacture and distribute and certain other products we distribute are subject to extensive regulation by the FDA and other federal and state governing authorities. Compliance with FDA, state, and other requirements regarding production, safety, quality, manufacturing, distribution and marketing is costly and time-consuming, and while we seek to be in full compliance, instances of non-compliance could arise from time to time. We cannot be assured that any of our medical gases will be certified by the FDA. We have applied for, and received, designated gas certifications for our medical gas products. We may not be successful in receiving certification in the future. Other potential product manufacturing-related risks include difficulties or delays in product manufacturing, sales, or marketing, which could affect future results through regulatory actions, shutdowns, approval delays, withdrawals, recalls, penalties, supply disruptions or shortages, reputational harm, product liability, and/or unanticipated costs. Failure to comply with applicable regulatory requirements could result in administrative enforcement action by the FDA or state agencies, which may include any of the following: adverse publicity; warning or untitled letters; fines; injunctions; consent decrees; civil money penalties; recalls; termination of distribution or seizure of our products; operating restrictions or partial suspension or total shutdown of production; delays in the introduction of products into the market; withdrawals or suspensions of current medical gas certifications or drug approvals, resulting in prohibitions on sales of our products; and criminal prosecution. There is also a risk that we may not adequately implement sustainable processes and procedures to maintain regulatory compliance and to address future regulatory agency findings, should they occur. The FDA may change its policies, adopt additional regulations or revise existing regulations, each of which could prevent or delay certification of our medical gases, or could impact our ability to market a device that was previously certified or cleared by the FDA. Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our business, financial condition, results of operations, cash flows, capital resources and liquidity.

Our business may be adversely affected if we are unable to adequately establish, maintain, protect and enforce our intellectual property and proprietary rights or prevent third parties from making unauthorized use of such rights.

Our intellectual property is an important part of our business. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products and services, potentially resulting in the loss of our competitive advantage and a decrease in our revenue, which would adversely affect our business prospects, financial condition, results of operations, and cash flows. Our success depends in part on our ability to protect our proprietary rights and intellectual property. We rely on a combination of intellectual property rights, such as patents, trademarks, copyrights, trade secrets (including know-how) and domain names, in addition to teammate and third-party confidentiality agreements, intellectual property licenses and other contractual rights, to establish, maintain, protect and enforce our rights in our technology, proprietary information and processes. For example, we rely on trademark protection to protect our rights to various marks as well as distinctive logos and other marks associated with our products and services. Furthermore, intellectual property laws and our procedures and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. If we fail to protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete.

Other parties may also independently develop technologies, products and services that are substantially similar or superior to ours. We also may be forced to bring claims against third parties. However, the measures we take to protect our intellectual property from unauthorized use by others may not be effective, and there can be no assurance that our intellectual property rights will be sufficient to protect against others offering technologies, products or services that are substantially similar or superior to ours and that compete with our business. Our management's attention may be diverted by these attempts, and we may need to use funds in litigation to protect our proprietary rights against any infringement, misappropriation or other violation.

We may become subject to litigation, investigations, claims and other legal proceedings brought by regulatory agencies, third parties, or individuals.

Our commercial success depends in part on avoiding infringement, misappropriation or other violations of the intellectual property and proprietary rights of third parties. However, we may become party to disputes from time to time over rights and obligations concerning intellectual property held by third parties. For example, third parties may allege that we have infringed upon or not obtained sufficient rights in the technologies used in our products and services. We cannot assure that we are not infringing or violating, and have not infringed or violated, any third-party intellectual property rights, or that we will not be held to have done so or be accused of doing so in the future. Any claim that we have violated intellectual property or other proprietary rights of third parties, with or without merit, and whether or not it results in litigation, is settled out of court or is determined in our favor, could be time consuming and costly to address and resolve, and could divert the time and attention of management and technical personnel from our business. Our liability insurance may not cover potential claims of this type adequately or at all. Any of these events could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We are subject to risks relating to asserted claims, litigation and other proceedings relating to employment and pay practices. We are facing, or may face, claims or become a party to a variety of legal actions that affect our business, including breach of contract actions, employment and employment discrimination-related suits or employee benefit claims under California and Federal law. We may also be subject to examination of our payroll practices from various federal and state taxation authorities from time to time. While we believe that our employment and pay practices materially comply with relevant laws and regulations, interpretations of these laws may change. There is a risk that we could be subject to payment of additional wages, insurance and employment, and payroll-related taxes and sizeable statutory penalties negatively impacting our financial position, results of operations and cash flows. In addition, our involvement in these matters and any related adverse rulings may result in increased costs and expenses, significant costs in defending such claims, even if groundless, reputational damage, cause us from time to time to significantly increase our legal expenses and/or modify our pay practices, all of which would likely have an adverse impact on our financial performance and profitability.

We may incur product liability losses, litigation liability, product recalls, safety alerts or regulatory action associated with the provision of healthcare services, and the products that we source, assemble, manufacture and sell which can be costly and disruptive to our business.

There is an inherent risk of liability in the provision of the services we provide and the design, assembly, manufacture and marketing of the medical products of the types we sell. As participants in the healthcare industry, we are and expect to be periodically subject to lawsuits, some of which may involve large claims and significant costs to defend, such as mass tort or other class actions. A number of factors could result in an unsafe condition or injury to, or death of, a patient with respect to the products that we source, assemble, manufacture or sell, including physician technique and experience in performing the relevant surgical procedure, component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or information. A successful claim in excess of, or not covered by, our insurance policies could have a material adverse effect on our business, financial condition, results of operations, cash flows, capital resources and liquidity. Our insurance policies are also subject to annual renewal and our insurance premiums could be subject to material increases in the future.

In addition to product liability claims and litigation, an unsafe condition or injury to, or death of, a patient associated with our products could lead to a recall of, or issuance of a safety alert relating to, our products, or suspension or delay of regulatory product approvals or clearances, product seizures or detentions, governmental investigations, civil or criminal sanctions or injunctions to halt manufacturing and distribution of our products. Any one of these could result in significant costs and negative publicity resulting in reduced market acceptance and demand for our products and harm our reputation. In addition, a recall or injunction affecting our products could temporarily shut down production lines or place products on a shipping hold. In April 2023 the FDA recommended that consumers, health care providers and facilities not use certain models of O&M Halyard surgical N95 respirators when fluid resistance is required. While there was no injury or damage to any individuals, as a result of the recommendation we voluntarily stopped the sale in the U.S. of the affected respirators for a temporary period, until the FDA concluded testing and updated its recommendations for use. While the FDA recommendation did not materially affect our results of operations for 2023, there is no guarantee that future recommendations or sanctions will be resolved on the same timeline or favorably, if at all.

All of the foregoing types of legal proceedings and regulatory actions are inherently unpredictable and, regardless of the outcome, could disrupt our business, result in substantial costs or the diversion of management attention and could have a material adverse effect on our results of operations, financial condition and cash flows.

We could be subject to adverse changes in the tax laws or challenges to our tax positions.

We operate throughout the U.S. and other countries. As a result, we are subject to the tax laws and regulations of the U.S. federal, state and local governments and of various foreign jurisdictions. From time to time, legislative and regulatory initiatives are proposed, including but not limited to proposals to repeal last-in, first-out (LIFO) treatment of inventory in the U.S. or changes in tax accounting methods for inventory, import tariffs and taxes, or other tax items. Changes in tax laws and regulations could adversely affect our tax positions, tax rate or cash payments for taxes. There can be no assurance that our effective tax rate will not be materially adversely affected by legislative developments.

Audits by tax authorities could result in additional tax payments for prior periods, and tax legislation could materially adversely affect our financial results and tax liabilities.

The amount of income taxes we pay is subject to ongoing audits by U.S. federal, state and local tax authorities and by non-U.S. tax authorities. In addition, tax laws and regulations are extremely complex and subject to varying interpretations. Although we believe that our historical tax positions are sound and consistent with applicable laws, regulations and existing precedent, there can be no assurance that our tax positions will not be challenged by relevant tax authorities or that we would be successful in any such challenge. If these audits result in assessments different from our reserves, our future results may include unfavorable adjustments to our tax liabilities.

Our aspirations, goals and disclosures related to ESG matters expose us to numerous risks, including risks to our reputation and stock price.

Companies are facing increasing scrutiny from regulators, investors, consumers and other stakeholders related to ESG matters. We engage with key stakeholders to develop ESG focus areas and to set ESG-related goals, many of which are aspirational. We have set and disclosed these focus areas, goals and related objectives as part of our continued commitment to ESG matters, but our goals and objectives, including our climate commitments, reflect our current plans and aspirations and are not guarantees that we will be able to achieve them. Our efforts to accomplish and accurately report on these goals and objectives present numerous operational, reputational, financial, legal and other risks, certain of which are outside of our control, and could have, under certain circumstances, a material adverse impact on us, including on our reputation and stock price.

Moreover, while we create and publish voluntary disclosures regarding ESG matters from time to time, some of the statements in those voluntary disclosures may be based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters. In addition, our interpretation of reporting frameworks or standards may differ from those of others and such frameworks or standards may change over time, any of which could result in significant revisions to our goals or reported progress in achieving such goals. There is also increasing interest from regulators across jurisdictions with respect to ESG matters and any new and emerging ESG-related regulations, disclosure-related and otherwise, to which we are subject may lead to increased costs, compliance burdens and scrutiny of our ESG disclosures. If our ESG practices do not meet evolving and varied regulator, investor or other stakeholder expectations and standards, then our reputation, our ability to attract or retain employees and our attractiveness as an investment, business partner or acquiror could be negatively impacted.

Simultaneously, there are efforts by some stakeholders to reduce companies' efforts on certain ESG-related matters. Both advocates and opponents to certain ESG initiatives are increasingly resorting to a range of activism forms, including media campaigns and litigation, to advance their perspectives. To the extent we are subject to such activism, it may require us to incur costs or otherwise adversely impact our business.

Our failure or perceived failure to adequately pursue or fulfill our goals and objectives, including our climate commitments, or to satisfy various reporting standards within the timelines we announce, or at all, could also have similar negative impacts and expose us to other risks, which under certain circumstances could be material. In addition, some stakeholders may disagree with our goals and initiatives. Further, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on ESG matters. Such ratings are used by some investors to inform their investment and voting decisions, and thus unfavorable ESG ratings may have a negative impact on our reputation, stock and debt prices and access to and costs of capital.

Our amended and restated bylaws designates the U.S. District Court for the Eastern District of Virginia as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our amended and restated bylaws, unless we consent in writing to the selection of an alternative forum, the U.S. District Court for the Eastern District of Virginia, (or, if U.S. District Court for the Eastern District of Virginia lacks subject matter jurisdiction, another state or federal court located within the Commonwealth of Virginia) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a duty owed to the Company by any director or officer or other employee of the Company or the Company's shareholders, (iii) any action asserting a claim against the Company or any director or officer or other employee of the Company arising pursuant to any provision of the Virginia Stock Corporation Act, our articles of incorporation or our amended and restated bylaws (as applicable) or (iv) any action asserting a claim against the Company or any director or officer or other employee of the Company governed by the internal affairs doctrine. In addition, our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the U.S federal district courts shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. The forum selection clause in our amended and restated bylaws may have the effect of discouraging lawsuits against us or our directors and officers and may limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

Risks Related to Our Debt

We may not be able to generate sufficient cash to service our debt and other obligations.

As of December 31, 2024, on a consolidated basis we had $1.9 billion of aggregate principal amount of indebtedness, excluding deferred financing costs and third party fees, $419 million of undrawn availability under our revolving credit facility, as well as other contractual obligations due beyond the next twelve months. Our ratio of total debt to total shareholders' equity as of December 31, 2024 was 328%. See Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations – Contractual Obligations" of this Annual Report on Form 10-K for additional details.

Our ability to make payments on our indebtedness and our other obligations will depend on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. We cannot assure you that we would be able to implement any of these alternatives on satisfactory terms or at all. In the absence of such operating results and resources, we could face substantial liquidity problems and may be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions or to obtain the proceeds that we could realize from them, and these proceeds may not be adequate to meet any debt service obligations then due.

If we are unable to service our debt obligations from cash flows, we may need to refinance all or a portion of our debt obligations prior to maturity. Our ability to refinance or restructure our debt will depend upon our financial condition or the condition of the capital markets at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. We may not be able to refinance any of our indebtedness on commercially reasonable terms or at all.

We may not be able to refinance, extend or repay our substantial indebtedness which would have a material adverse effect on our financial condition.

Our 2029 Notes and 2030 Notes become due and payable in March 2029 and April 2030. We may need to raise capital in order to repay the 2029 Notes and 2030 Notes. As of December 31, 2024, we owed $479 million and $552 million in principal under our 2029 Notes and 2030 Notes, respectively. If we are unable to raise sufficient capital to repay these obligations at maturity and we are otherwise unable to extend the maturity dates or refinance these obligations, we would be in default. We cannot provide any assurances that we will be able to raise the necessary amount of capital to repay this obligation or that we will be able to extend the maturity dates or otherwise refinance this obligation. Upon a default, our lenders would have the right to exercise its rights and remedies to collect, which would include foreclosing on our assets. Accordingly, a default would have a material adverse effect on our business and financial condition.

Our credit facilities and our existing notes have restrictive covenants that could limit our financial flexibility.

Our Credit Agreement and Revolver, as well as the indentures that govern our existing senior notes, contain financial and other restrictive covenants that limit our ability to engage in activities that may not be in our long-term best interests. Our credit facilities and the indentures governing our existing notes include restrictions that, among other things, limit our ability to: incur indebtedness; grant liens; engage in acquisitions, mergers, consolidations and liquidations; use proceeds from asset dispositions for general corporate purposes, restricted payments, or investments; enter into transactions with affiliates; and amend, modify or prepay certain indebtedness. Under our credit facilities, we are subject to financial covenants that require us to maintain ratios for leverage and interest coverage, including on a pro forma basis in the event of an acquisition or disposition.

These restrictions limit our ability to manage our business in our sole discretion, which could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants. Our ability to comply with these various covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. Our failure to comply with these restrictions or covenants could result in a default under the agreements governing the relevant indebtedness. If a default under the credit facilities and the indentures governing our existing notes is not cured or waived, such default could result in the acceleration of debt or other payment obligations under our debt or other agreements that contain cross-acceleration, cross-default or similar provisions, which could require us to repurchase or pay debt or other obligations prior to the date it is otherwise due.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our indebtedness service obligations to increase significantly.

Certain borrowings under our Credit Agreement bear interest at variable rates and expose us to interest rate risk. If interest rates were to increase, our debt service obligations on our variable rate indebtedness would increase even though the amount borrowed remained the same, and our earnings and cash flows will correspondingly decrease.

Despite current indebtedness levels, we will incur substantially more debt to complete the Rotech Acquisition.

We and our subsidiaries will incur substantial additional indebtedness in the future in order to complete the Rotech Acquisition, which could significantly increase our leverage. If new debt is added to our current debt levels, the related risks that we and our subsidiaries now face to service debt levels and the risks associated with failure to adequately service our debt could intensify.

Despite current indebtedness levels, we may continue to incur indebtedness in the future, and the amount of that additional indebtedness may be substantial, which could further exacerbate the risks described herein.

We may incur substantial additional indebtedness in the future. If new debt is added to our current debt levels, the related risks that we and our subsidiaries now face to service debt levels and the risks associated with failure to adequately service our debt could intensify.

General Risk Factors

Our continued success is substantially dependent on positive perceptions of our reputation.

One of the reasons customers choose to do business with us and teammates choose us as a place of employment is the reputation that we have built over many years. To be successful in the future, we must continue to preserve, grow and leverage the value of our brand. Reputational value is based in large part on perceptions of subjective qualities. Even an isolated incident, or the aggregate effect of individually insignificant incidents, can erode trust and confidence, particularly if they result in adverse publicity, governmental investigations or litigation, and as a result, could tarnish our brand and lead to adverse effects on our business, results of operations, financial condition and cash flows.

We are subject to risks related to public health crises, future outbreaks of health crises or other adverse public health developments.

As a global healthcare solutions company, we could be impacted by public health crises, pandemic or contagious diseases. For example, the COVID-19 pandemic disrupted global capital markets and the global supply chain as well as demand for our products and services. While we experienced growth in sales volumes for certain of our products (such as PPE) during the COVID-19 pandemic, as well as improved productivity and manufacturing output, we may not experience the same result following any other public health crisis.

Further, actions by the U.S. government or other foreign governments in response to any such public health developments could adversely affect our business and operations, such as closure of one or more facilities for an unknown period of time.

We may incur additional costs to ensure we met the needs of our customers and protect our workforce or to implement operational changes in response to any future pandemics. We may experience additional impacts which are not currently known.

The market price for our common stock and debt have been, and may continue to be, highly volatile.

The market price for our common stock and debt have been, and may continue to be, highly volatile. A variety of factors may have a significant impact on the market price of our common stock and debt, including, but not limited to: the publication of earnings estimates or other research reports and speculation in the press or investment community; changes in our financial projections or our failure to meet these projections; changes in our industry and competitors; changes in government or legislation; government debt and/or budget crises; changes in our Board or management; our financial condition, results of operations and cash flows and prospects; activism by any single large shareholder or combination of shareholders; lawsuits threatened or filed against us; any future issuances of our common stock, which may include primary offerings for cash, stock splits, issuances in connection with business acquisitions, issuances of restricted stock/units and the grant or exercise of stock options from time to time; the trading volume of our common stock and debt; general market and economic conditions; any future outbreaks or reemergence of the COVID-19 pandemic, and any future pandemics; the threat or outbreak of war, terrorism or public unrest (including, without limitation, the war in the Ukraine and a wider European conflict, renewed conflict between Israel and Hamas and the surrounding region, or any other global conflict); and the other factors discussed in this Item 1A. "Risk Factors," any of which could have a material effect on us.

The stock and bond markets have recently experienced extreme price and volume fluctuations. The market prices of securities of companies have experienced fluctuations that often have been unrelated or disproportionate to their operating results. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against companies. This type of litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on our business.

Our global operations increase the extent of our exposure to the economic, political, currency, regulatory and other risks of international operations.

Our global operations involve issues and risks, including but not limited to the following, any of which could have an adverse effect on our business, results of operations and cash flows: lack of familiarity with and expertise in conducting business in foreign markets; foreign currency fluctuations and exchange risk; unexpected changes in foreign regulations or conditions relating to labor, the economic or political environment, and social norms or requirements; adverse tax consequences and difficulties in repatriating cash generated or held abroad; local economic environments, recession, inflation, indebtedness, currency volatility and competition; and changes in trade protection laws and other laws affecting trade and investment, including import/export regulations in both the U.S. and foreign countries.

We may be adversely affected by global climate change or by legal, regulatory or market responses to such change.

The long-term effects of global climate change are difficult to predict and may be widespread. The impacts may include physical risks (such as rising sea levels or frequency and severity of extreme weather conditions), social and human effects (such as population dislocations or harm to health and well-being), compliance costs and transition risks (such as regulatory or technology changes) and other adverse effects. The effects could impair, for example, the availability and cost of certain products, commodities and energy (including utilities), which in turn may impact our ability to procure goods or services required for the operation of our business at the quantities and levels we require. In addition, certain of our operations and facilities are in locations that may be impacted by the physical risks of climate change, and we face the risk of losses incurred as a result of, for example, physical damage to or destruction of our facilities (such as distribution centers), loss or spoilage of inventory, and business interruption. Insurance may not be available or cost effective for the coverage limits needed to address such losses.

In addition, federal, state, and local governments are increasingly focused on climate change and sustainability and new legal or regulatory requirements have and may in the future be enacted to prevent, mitigate, or adapt to the implications of a changing climate and its effects on the environment. For example, in 2024 the state of California enacted a series of laws that will require reporting of greenhouse gas emissions and climate risks. The European Parliament's Corporate Sustainability Reporting Directive ("CSRD") recently came into effect and requires impacted companies, including multi-national companies with an EU presence, to make extensive sustainability and climate-related disclosures. These and similar regulatory requirements, which may differ across jurisdictions, are likely to result in increased costs and complexities of compliance in order to collect, measure and report on the relevant climate-related information. Our supply chain will likely be subject to these same transitional risks and may pass along any related cost increases to us. These evolving regulatory requirements These events and impacts could materially adversely affect our business operations and our financial position, results of operations and cash flows.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Our Cybersecurity program is managed by our Chief Information Security Officer (CISO). The CISO is responsible for developing and managing the overall strategy, leading the response to cybersecurity incidents and reporting to the Board. The Audit Committee of the Board monitors our information security programs, including our cybersecurity risk management program, and receives updates quarterly, or more frequently as determined appropriate, from management on our cybersecurity program and systems protection.

Our CISO has over twenty-five years of experience in cybersecurity and holds active Certified Information Systems Security Professional and Certified Information Security Manager certifications. Our policies require teammates, contractors, service providers and suppliers who become aware of a cybersecurity incident or the individual's supervisor to immediately report the cybersecurity incident to the appropriate reporting channels, which include the CISO. In the event of a cybersecurity incident, in addition to the standing members, teammates would be selected to serve on the Cybersecurity Incident Response Team (CIRT) based on the facts and circumstances of the particular cybersecurity incident. Additionally, our outside legal counsel is held on retainer to assist with our response to cybersecurity incidents.

We model our cybersecurity program to align with the practices and standards referenced within the National Institute of Standards and Technology cybersecurity framework. Our information security program is integrated within our larger enterprise risk management program and includes, but is not limited to:

- Following the methodology of Identify, Protect, Detect, Respond, and Recover;
- Mandatory annual cybersecurity awareness training for all teammates accessing our network;
- Monthly Company-wide phishing prevention and awareness exercises;
- Identification and remediation of information security risks and vulnerabilities in our information technology systems, including regular scanning of both internal and externally facing systems and annual third-party penetration testing;
- Implementation of security technologies intended to identify and assist in containing and remediating malware risks;
- Active monitoring of logs and events for our network perimeter and internal systems;
- Due diligence of information security maintained by third-party vendors that handle our data;
- Partnering with the Cybersecurity and Infrastructure Security Agency (CISA), DHS, and the Federal Bureau of Investigation, to leverage their provided sensitive or confidential threat intel and with CISA for weekly vulnerability scans of our key public-facing servers;
- Maintaining a cyber insurance policy that provides coverage for security breach recovery and response; and
- Engagement of third party consultants to assess the health of our cybersecurity program.

We maintain a Cybersecurity Incident Response Plan (CIRP) to assist in promptly responding to, resolving, and recovering from cybersecurity incidents. The CIRP includes guidelines for assessing, identifying, managing, reporting, including disclosure of material breaches with the SEC, and remediating cybersecurity incidents. Following a cybersecurity incident, external subject matter experts, including legal counsel are consulted to reduce the risk of further compromise to our information and to ensure proper reporting and documentation. The Audit Committee would be informed promptly of material cybersecurity incidents in the event that they arise. If a material cybersecurity incident were to occur, it could have a material effect on our business strategy, results of operations and financial condition. For more information see Item 1A. "Risk Factors" for the Risk Factor entitled "Our operations depend on the proper functioning of information systems, and our business or results of operations could be adversely affected if we experience a cyberattack or other systems breach or failure."

Item 2. Properties

As of December 31, 2024, our Products & Healthcare Services segment operated facilities located throughout the world that handle production, assembly, research, quality assurance testing, distribution, packaging, and sales of our products, as well as office and warehouse space. We also leased customer service centers as well as small offices for sales personnel across the U.S. In addition, we lease space on a temporary basis from time to time to meet our inventory storage needs.

As of December 31, 2024, our Patient Direct segment had over 300 locations to serve patients that are capable of reaching over 90% of the U.S. population, centers of excellence aligned with specific mail order product categories, as well as regional distribution and repair centers, customer service and billing centers, a national pharmacy and a biomedical center for the repair, maintenance and distribution of patient service equipment.

We regularly assess our business needs and make changes to the capacity and the location of our facilities. We believe that our facilities are adequate to carry on our business as currently conducted. A number of leases are scheduled to expire within the next several years. We believe that, if necessary, we could find facilities to replace these leased premises without suffering a material adverse effect on our business. For information on material lease commitments see Note 6, "Leases", in the Notes to Consolidated Financial Statements.

Item 3. Legal Proceedings

Certain legal proceedings in which we are involved are discussed in Note 15, "Commitments, Contingent Liabilities, and Legal Proceedings", in Notes to Consolidated Financial Statements in this Annual Report.

We are party to various legal claims that are ordinary and incidental to our business, including ones related to commercial disputes, employment, workers' compensation, regulatory, cybersecurity, environmental tort, product liability, and other matters. We maintain insurance coverage for cybersecurity, employment, product liability, workers' compensation and other personal injury litigation matters, subject to policy limits, applicable deductibles and insurer solvency. From time to time, we establish estimated liabilities based upon periodic assessment of the potential outcomes of pending matters. Based on current knowledge and the advice of counsel, we believe that the liability recorded on the consolidated balance sheet as of December 31, 2024 for currently pending matters considered probable of loss, is sufficient. In addition, we believe that other currently pending matters are not reasonably possible to result in a material loss, as payment of the amounts claimed is remote, the claims are immaterial, individually and in the aggregate, or the claims are expected to be adequately covered by insurance, subject to policy limits, applicable deductibles, exclusions, and insurer solvency.

Item 4. Mine Safety Disclosures

Not applicable.

Information about our Executive Officers

Edward A. Pesicka (57)
President, Chief Executive Officer & Director

President and Chief Executive Officer since joining Owens & Minor in March 2019. Mr. Pesicka was also appointed to the Board of Directors at the time he joined the Company. Previously Mr. Pesicka served as an independent consultant and advisor in the healthcare, life sciences and distribution industries since January 2016. From January 2000 through April 2015, Mr. Pesicka served in various roles of increasing responsibility at Thermo Fisher Scientific Inc., including Chief Commercial Officer and Senior Vice President from January 2014 to April 2015. Prior to that, he was President, Customer Channels at Thermo Fisher from July 2008 to January 2014 and President, Research Market from November 2006 to July 2008. Earlier in his career, Mr. Pesicka held various Vice President-level roles in Thermo Fischer Scientific's finance department, serving as Chief Financial Officer of numerous divisions. Prior to Thermo Fisher Scientific, Mr. Pesicka spent eight years with TRW, Inc. in its finance department and three years with PricewaterhouseCoopers as an auditor.

Jonathan A. Leon (58)
Executive Vice President, Chief Financial Officer

Executive Vice President and Chief Financial Officer of Owens & Minor since September 2024 and served as interim Chief Financial Officer since June 2024. Previously Mr. Leon served as Senior Vice President, Corporate Treasurer of the Company since May 2018. Prior to that, Mr. Leon served as Vice President, Treasurer, after joining Owens & Minor in January 2017. Before joining Owens & Minor, Mr. Leon worked for Universal Corporation and The Brinks Company for 18 years where he served as Vice President and Treasurer.

Andrew G. Long (59)
Executive Vice President & Chief Executive Officer of Products & Healthcare Services Segment

Executive Vice President & Chief Executive Officer of Products & Healthcare Services Segment since October 2022. Previously Mr. Long served as Chief Financial Officer of Owens & Minor since joining the Company in November 2019. Prior to that, Mr. Long served as the Chief Executive Officer and as a board member of Insys Therapeutics, Inc. (Insys), from April 2019 to November 8, 2019. Insys filed for Chapter 11 bankruptcy protection in June 2019. Prior to that, Mr. Long served as the Chief Financial Officer of Insys from August 2017. Prior to joining Insys, Mr. Long served as Senior Vice President of Global Finance at Patheon, a pharmaceutical company, from 2015 to 2017. Prior to working at Patheon, Mr. Long served as Vice President of Finance for multiple divisions at Thermo Fisher Scientific from 2006 until 2015.

Perry Bernocchi (66)
Executive Vice President & Chief Executive Officer of Patient Direct Segment

Executive Vice President & Chief Executive Officer of Patient Direct Segment since March 2023. Prior to that, Mr. Bernocchi served as President & Chief Executive Officer of the Company's Byram Healthcare division, a position he held since 2009. Mr. Bernocchi joined Byram Healthcare in 2006 as its Chief Operating Officer. Prior to that, Mr. Bernocchi served as Chief Operating Officer of Hemophilia Resources of America from 2000 to 2005 prior to its sale to Accredo Health. Prior to that, Mr. Bernocchi worked for Caremark/Coram from 1982 to 2000 in various roles of increasing responsibility in operations and general management within Coram Resource Network and as Senior Vice President of Operations.

Heath Galloway (48)
Executive Vice President, General Counsel & Corporate Secretary

Executive Vice President, General Counsel & Corporate Secretary since May 2023. Prior to that, from April 2016 to May 2023, Mr. Galloway served as Associate General Counsel. Prior to that, Mr. Galloway served as Assistant General Counsel after joining Owens & Minor in February 2013. Prior to joining Owens & Minor, Mr. Galloway worked at Williams Mullen for nine years.

Jennifer Stone (54)
Executive Vice President & Chief Human Resources Officer

Executive Vice President & Chief Human Resources Officer of Owens & Minor since June 2024. Prior to that, Ms. Stone served as Vice President, Human Resources, Medical Surgical Portfolio at Medtronic, a global medical device company. Prior to Medtronic, Ms. Stone also spent more than 20 years at Target Corporation, a retail company, in various roles of increasing responsibility, including most recently as Head of Talent Management.

Snehashiah Sarkar (50)
Executive Vice President & Chief Information Officer

Executive Vice President & Chief Information Officer of Owens & Minor since May 2024. Mr. Sarkar joined the Company in 2022 as Senior Vice President & Chief Information Officer. Before joining Owens & Minor, Mr. Sarkar worked for Varian, a Siemens Healthineers Company, as Senior Vice President, Head of Business Transformation Office, and Chief Information Officer. Before that, Mr. Sarkar spent 13 years with Varian Medical Systems in various leadership roles.

Michael W. Lowry (63)
Senior Vice President, Corporate Controller & Chief Accounting Officer

Senior Vice President, Corporate Controller & Chief Accounting Officer since June 2018. Prior to that, from May 2016 to June 2018, Mr. Lowry was Senior Vice President, Corporate Controller and Vice President, Corporate Controller beginning in 2013. Prior to that, from 2009 to 2013 Mr. Lowry was the Vice President, Treasurer. Mr. Lowry joined Owens & Minor in 1988.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Owens & Minor, Inc.'s common stock trades on the New York Stock Exchange under the symbol OMI. As of January 31, 2025, there were 2,082 common shareholders of record. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, the common shareholders of record do not reflect the total number of stockholders.

5-Year Total Shareholder Return

The following performance graph compares the performance of our common stock to the Standard & Poor's Composite-500 Index (S&P 500 Index), the Russell 3000 Medical Equipment and Services Sector Index, an index that includes more than 100 companies in the medical equipment and services industry. This graph assumes that the value of the investment in the common stock and each index was $100 on December 31, 2019, and that all dividends were reinvested.



Company Name / Index	Base Period 12/2019	Years Ended				
		12/2020	12/2021	12/2022	12/2023	12/2024
Owens & Minor, Inc.	$ 100.00	$ 523.82	$ 842.59	$ 378.29	$ 373.29	$ 253.16
S&P 500 Index	100.00	118.39	152.34	124.73	157.48	196.85
Russell 3000 Medical Equipment and Services Sector	100.00	125.94	152.09	118.27	124.16	132.03

On February 26, 2025, the Owens & Minor Board of Directors authorized a share repurchase program of up to $100 million over the next 24 months. Under the program, Owens & Minor may repurchase shares of common stock on a discretionary basis from time to time through open market repurchases, privately negotiated transactions and 10b5-1 trading plans.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis of financial condition and results of operations is intended to assist the reader in the understanding and assessment of significant changes and trends related to our results of operations. The discussion and analysis presented below refers to, and should be read in conjunction with, the consolidated financial statements and accompanying notes included in Item 8 of Part II of this Annual Report on Form 10-K.

Overview

Owens & Minor, Inc., along with its subsidiaries, is a global healthcare solutions company. We report our business under two segments: Products & Healthcare Services and Patient Direct. The Products & Healthcare Services segment includes our U.S. distribution division (Medical Distribution), including outsourced logistics and value-added services, and our Global Products division which manufactures and sources medical surgical products through our production and kitting operations. The Patient Direct segment includes our home healthcare divisions (Byram and Apria).

Net (loss) per share was $(4.73) for the year ended December 31, 2024 as compared to net (loss) per share of $(0.54) for the year ended December 31, 2023. Our financial results for the year ended December 31, 2024 as compared to the prior year were impacted by the following: (1) a goodwill impairment charge of $307 million related to our Apria reporting unit, or a $3.97 negative impact per share (see Notes 1 and 5 in the Notes to Consolidated Financial Statements); (2) the remeasurement of an uncertain tax position, including interest which resulted in a $19 million, or a $0.24 negative income tax charge per share (see Note 12 in the Notes to Consolidated Financial Statements); (3) legal settlements of $17 million related primarily to compensation and wage and hour disputes and (4) incremental exit and realignment charges of $11 million primarily related to our 2023-2024 Operating Model Realignment Program and information technology (IT) strategic initiatives and (5) the decline in Products & Healthcare Services segment operating income, as described below. These were partially offset by lower acquisition-related charges and intangible amortization of $14 million, lower interest expense of $14 million, and an increase in Patient Direct segment operating income as described below for the year ended December 31, 2024 as compared to the prior year.

Net (loss) per share was not impacted as compared to the prior year by foreign currency translation for the year ended December 31, 2024.

Products & Healthcare Services segment operating income was $53 million for the year ended December 31, 2024, compared to $58 million for the year ended December 31, 2023. The decline for the year ended December 31, 2024 as compared to the prior year was primarily due to (1) increased teammate benefit costs of $15 million and (2) competitive pricing pressures, including glove pricing, partially offset by revenue growth of 3.1% and savings derived by our sourcing initiatives of $15 million. Patient Direct segment operating income was $260 million for the year ended December 31, 2024, compared to $247 million for the year ended December 31, 2023. The increase for the year ended December 31, 2024 as compared to the prior year was primarily due to (1) 5.0% net revenue growth, (2) cost savings from IT strategic initiatives of $16 million, and (3) a benefit of $5.4 million from an agreement with Philips Respironics (Philips) for previously recalled equipment, partially offset by increased teammate benefit costs of $26 million and unfavorable changes in revenue mix. Segment operating incomes exclude adjustments noted in Note 16, "Segments", in the Notes to Consolidated Financial Statements.

Refer to "Results of Operations" for further detail of quantitative and qualitative drivers of our results.

Potential Sale of Products & Healthcare Services Segment

On February 28, 2025, we announced that we are actively engaged in discussions regarding the potential sale of our Products & Healthcare Services segment. There is no set timetable for the potential sale and there can be no assurance that we will complete a transaction.

Expected Acquisition of Rotech

On July 22, 2024, we entered into an Agreement and Plan of Merger to acquire Rotech for $1.36 billion in cash. Given anticipated tax benefits of approximately $40 million from the transaction, the net purchase price is approximately $1.32 billion. Rotech is a national leader in providing home medical equipment in the US. The definitive agreement contains certain termination rights for the Company and Rotech. In the event that we terminate the contract, we will be required to pay Rotech a termination fee of $70 million. The transaction is subject to customary closing conditions, including expiration or termination of the applicable waiting period under the Hart Scott Rodino Act, and is expected to close in the first half of 2025. We have fully committed financing in place and expect to use a combination of cash and incremental borrowings to fund the purchase price.

Philips Respironics Recall

In June 2021, one of Apria's suppliers, Philips, announced a voluntary recall of its continuous and non-continuous ventilators (certain continuous positive airway pressure (CPAP), bilevel positive airway pressure and ventilator devices) related to polyurethane foam used in those devices, which the U.S. Food and Drug Administration (FDA) identified as a Class I recall, the most serious category of recall (the June 2021 Recall). In December 2022, Philips issued a subsequent voluntary recall related to deficiencies in repairs made to certain of the ventilators that had originally been recalled in June 2021 (together with the June 2021 recall, the Recall). In April 2024, Philips entered into a consent decree enjoining Philips from making and distributing non-medically necessary CPAP, bilevel positive airway pressure and ventilator devices at any of its Sleep and Respiratory Care Business facilities until the FDA determines that Philips has complied with the remediation and compliance activities set forth in the consent decree.

We have incurred significant costs coordinating the Recall. During the second quarter of 2024, we reached an agreement with Philips requiring Philips to pay us for recalled equipment returned to Philips. During the year ended December 31, 2024, we received $18 million from Philips which was recorded in the 'Other, net' line item within investing activities of the consolidated statements of cash flows. The corresponding benefit of $5.4 million on the returned equipment for the year ended December 31, 2024 is reflected in the 'gain on sales and dispositions of property and equipment' line item within operating activities of the consolidated statements of cash flows. While we believe the Recall matter with Philips has now been materially resolved and that we have access to a sufficient supply of CPAP, bilevel positive airway pressure and ventilator devices from other suppliers to service our home healthcare patients' needs, other supply chain disruptions (including any future impact of the Recall and subsequent consent decree on our business) may have a material adverse effect on our financial condition or results of operations, cash flows and liquidity.

Supplemental Financial Information
(in thousands, except ratios and per share data)

	At or for the Years Ended December 31,		
	2024	**2023**	**2022**
Summary of Operations:			
Net revenue	**$ 10,700,883**	$ 10,333,967	$ 9,955,475
Net (loss) income	**$ (362,686)**	$ (41,301)	$ 22,389
Per Common Share:			
Net (loss) income per share—basic	**$ (4.73)**	$ (0.54)	$ 0.30
Net (loss) income per share—diluted	**$ (4.73)**	$ (0.54)	$ 0.29
Stock price at year end	**$ 13.07**	$ 19.27	$ 19.53
Summary of Financial Position:			
Total assets	**$ 4,656,156**	$ 5,093,322	$ 5,386,283
Cash and cash equivalents	**$ 49,382**	$ 243,037	$ 69,467
Total debt	**$ 1,853,596**	$ 2,097,502	$ 2,500,874
Total equity	**$ 565,226**	$ 924,166	$ 945,604
Selected Ratios:			
Gross profit as a percent of revenue	**20.74 %**	20.56 %	18.35 %
Distribution, selling and administrative expenses as a percent of revenue	**17.85 %**	17.55 %	15.62 %
Operating (loss) income as a percent of revenue	**(1.94)%**	1.01 %	1.44 %
DSO [(1)]	**23.3**	20.5	27.0
Inventory days [(2)]	**49.2**	49.0	57.2

[(1)]   *Based on year end accounts receivable and net revenue for the fourth quarter ended December 31, 2024, 2023 and 2022. DSO in 2024 reflected the impact of the reduction in accounts receivable, net due to sales of accounts receivable under the Receivables Sale Program. Excluding the impact of the Receivables Sale Program, DSO would have been 25.7 as of December 31, 2024. DSO in 2023 reflected the impact of the reduction in accounts receivable, net due to sales of accounts receivable under the RPA. Excluding the impact of the RPA, DSO would have been 24.8 as of December 31, 2023.*

[(2)]   *Based on year end merchandise inventories and cost of goods sold for the fourth quarter ended December 31, 2024, 2023 and 2022. The 2022 figure reflects a $92 million inventory valuation adjustment in our Products & Healthcare Services segment, primarily associated with PPE inventory built up and a subsequent decline in demand as a result of the COVID-19 pandemic.*

Results of Operations

Our Management's Discussion and Analysis of Financial Condition and Results of Operations within this Annual Report on Form 10-K generally discusses 2024 and 2023 items and year-to-year comparisons between 2024 and 2023. Discussions of year-to-year comparisons between 2023 and 2022 can be found in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2023, which is incorporated by reference herein.

2024 compared to 2023

Net revenue.

(Dollars in thousands)	For the Years Ended December 31,		Change	
	2024	2023	$	%
Products & Healthcare Services	$ 8,020,771	$ 7,781,395	$ 239,376	3.1 %
Patient Direct	2,680,112	2,552,572	127,540	5.0 %
Net revenue	$ 10,700,883	$ 10,333,967	$ 366,916	3.6 %

The increase in our Products & Healthcare Services segment net revenue for the year ended December 31, 2024 was driven by net revenue growth in the Medical Distribution division of 4.0%, driven by growth with existing customers, which was partially offset by a slight decline in our Global Products division, primarily driven by competitive pricing pressures, including glove pricing. The increase in our Patient Direct segment net revenue for the year ended December 31, 2024 was driven primarily by growth across a number of product categories, including diabetes and sleep supplies.

Foreign currency translation had an unfavorable impact on net revenue of $3.5 million for the year ended December 31, 2024 as compared to the prior year.

Cost of goods sold.

(Dollars in thousands)	For the Years Ended December 31,		Change	
	2024	2023	$	%
Cost of goods sold	$ 8,481,728	$ 8,208,806	$ 272,922	3.3 %

The increase in cost of goods sold reflects the increased cost associated with net revenue growth of 3.6%, as compared to prior year, partially offset by cost reductions in our Global Products division, including $15 million of savings associated with sourcing initiatives.

We value a portion of Products & Healthcare Services inventory held in the U.S. under the LIFO method. Had inventory been valued under the first-in, first-out (FIFO) method, cost of goods sold as a percentage of net revenue would have been 1 basis point higher in 2024 and 2 basis points lower in 2023.

Foreign currency translation had a favorable impact on cost of goods sold of $2.5 million for the year ended December 31, 2024 as compared to the prior year.

Gross profit.

(Dollars in thousands)	For the Years Ended December 31,		Change	
	2024	2023	$	%
Gross profit	$ 2,219,155	$ 2,125,161	$ 93,994	4.4 %
As a % of net revenue	*20.74 %*	*20.56 %*		

The increase in gross profit for the year ended December 31, 2024 was driven by the same factors impacting net revenue and cost of goods sold as compared to the prior year.

Foreign currency translation had an unfavorable impact on gross profit of $1.0 million for the year ended December 31, 2024 as compared to the prior year.

Operating expenses.

(Dollars in thousands)	For the Years Ended December 31,		Change	
	2024	2023	$	%
Distribution, selling and administrative expenses	$ 1,909,791	$ 1,813,559	$ 96,232	5.3 %
As a % of net revenue	17.85 %	17.55 %		
Goodwill impairment charges	$ 307,112	$ —	$ 307,112	NM
Acquisition-related charges and intangible amortization	$ 86,543	$ 101,037	$ (14,494)	(14.3)%
Exit and realignment charges, net	$ 110,162	$ 99,127	$ 11,035	11.1 %
Other operating expense (income), net	$ 13,316	$ 6,930	$ 6,386	92.2 %

NM – Not meaningful

The increase in DS&A expenses was driven primarily by incremental costs to support the $367 million, or 3.6% net revenue growth, along with future revenue growth and an increase of $41 million in teammate benefit costs, partially offset by $18 million in expense savings from our IT strategic initiatives, $7.4 million of personnel cost savings related to 2023 organizational changes, and other productivity gains derived from operating efficiencies.

DS&A expenses also included a favorable impact from foreign currency translation of $0.9 million for the year ended December 31, 2024 as compared to the prior year.

Goodwill impairment charges relates to impairment recognized in the Apria reporting unit during the quarter ended December 31, 2024 relating to a combination of factors occurring in the fourth quarter of 2024. The majority of these factors are related to financial market changes inclusive of a decline in Owens & Minor's stock price and rising interest rates. Additionally, anticipated changes in pricing of a capitated contract also contributed to this charge.

Acquisition-related charges were $22 million for the year ended December 31, 2024 as compared to $18 million for the year ended December, 31, 2023. Acquisition-related charges in 2024 consisted of costs related to the expected acquisition of Rotech, which related primarily to legal and professional fees. Acquisition charges in 2023 consisted primarily of costs related to the Apria Acquisition. Intangible amortization was $65 million and $84 million for the years ended December 31, 2024 and 2023 and related primarily to intangible assets acquired in the Apria, Halyard, and Byram acquisitions. The decline is related to certain intangible assets being fully amortized. See Note 5 in the Notes to Consolidated Financial Statements.

Exit and realignment charges, net were $110 million and $99 million for the years ended December 31, 2024 and 2023. Amounts in 2024 were primarily related to our (1) 2023-2024 Operating Model Realignment Program of $95 million, including professional fees, severance, and other costs to streamline functions and processes, (2) IT strategic initiatives such as converting certain divisions to a common IT system of $15 million, (3) other costs associated with strategic initiatives of $7.5 million, including lease exit costs and (4) $7.4 million gain on the sale of our corporate headquarters for the year ended December 31, 2024. Amounts in 2023 were primarily related to our (1) 2023-2024 Operating Model Realignment Program of $82.9 million, including professional fees, severance, and other costs to streamline functions and processes, (2) IT strategic initiatives such as converting certain divisions to a common IT system of $9.2 million and, (3) other costs associated with strategic initiatives of $7.0 million, including lease exit costs.

The change in other operating expense (income), net for the year ended December 31, 2024 as compared to the prior year reflects $2.8 million higher losses on sales of accounts receivable under the RPA and Receivables Sale Program. Other operating expense (income), net for the year ended December 31, 2024 reflected legal settlements of $17 million related primarily to compensation and hour wage disputes and a $5.4 million benefit for equipment returned to Philips, as described in the 'Philips Respironics Recall' section above.

During the year ended December 31, 2024, we incurred a favorable change of $6.0 million in foreign currency transaction gains and losses, net of derivative adjustments, as compared to the prior year.

Interest expense, net.

	For the Years Ended December 31,		Change	
(Dollars in thousands)	**2024**	**2023**	**$**	**%**
Interest expense, net	**$ 143,804**	$ 157,915	$ (14,111)	(8.9)%
Effective interest rate	*7.09 %*	*6.96 %*		

The decrease in interest expense was primarily due to lower average outstanding borrowings of $227 million, partially offset by an increase in the effective interest rate of 13 basis points.

Loss (gain) on extinguishment of debt.

	For the Years Ended December 31,		Change	
(Dollars in thousands)	**2024**	**2023**	**$**	**%**
Loss (gain) on extinguishment of debt	**$ 1,101**	$ (3,518)	$ 4,619	131.3 %

Loss on extinguishment of debt for the year ended December 31, 2024 represents the loss associated with early retirement of indebtedness of $45 million for our Term Loan A. Gain on extinguishment of debt for the year ended December 31, 2023 represented the gain associated with early retirement of indebtedness of $314 million. Refer to Note 8 in the Notes to Consolidated Financial Statements for additional content related to the early retirement of indebtedness.

Other expense, net.

	For the Years Ended December 31,		Change	
(Dollars in thousands)	**2024**	**2023**	**$**	**%**
Other expense, net	**$ 4,683**	$ 4,837	$ (154)	(3.2)%

Other expense, net in 2024 and 2023 primarily represented interest cost and net actuarial losses related to our retirement plans.

Income taxes.

	For the Years Ended December 31,		Change	
(Dollars in thousands)	**2024**	**2023**	**$**	**%**
Income tax provision (benefit)	**$ 5,329**	$ (13,425)	$ 18,754	139.7 %
Effective tax rate	*(1.5)%*	*24.5 %*		

The change in the effective tax rate for the year ended December 31, 2024 compared to 2023 resulted primarily from the pre-tax goodwill impairment charge of $307 million ($305 million net of tax), related to the Apria reporting unit and a one-time income tax charge of $19 million, or a $0.24 negative impact per share, related to a recent decision associated with Notices of Proposed Adjustments (NOPA) that we received in 2020 and 2021. The decision was communicated to us in late June 2024 and is related to past transfer pricing methodology, which is no longer employed. See Notes 5 and 12 in the Notes to Consolidated Financial Statements.

Financial Condition, Liquidity and Capital Resources

Financial condition. We monitor operating working capital through DSO and merchandise inventory days. We estimate a hypothetical increase (decrease) in DSO of one day would result in a decrease (increase) in our cash balances, an increase (decrease) in borrowings against our Revolving Credit Agreement, or a combination thereof of approximately $29 million.

The majority of our cash and cash equivalents are held in cash depository accounts with major banks in North America, Europe, and Asia. Changes in our working capital can vary in the normal course of business based upon the timing of inventory purchases, collections of accounts receivable, and payments to suppliers.

	December 31,		Change	
(Dollars in thousands)	**2024**	**2023**	**$**	**%**
Cash and cash equivalents	$ **49,382**	$ 243,037	$(193,655)	(79.7)%
Accounts receivable, net	$ **690,241**	$ 598,257	$ 91,984	15.4 %
DSO [(1)]	*23.3*	*20.5*		
Merchandise inventories	$ **1,131,879**	$ 1,110,606	$ 21,273	1.9 %
Inventory days [(2)]	*49.2*	*49.0*		
Accounts payable	$ **1,251,964**	$ 1,171,882	$ 80,082	6.8 %

[(1)]*Based on year end accounts receivable and net revenue for the fourth quarter ended December 31, 2024 and 2023. DSO in 2024 reflected the impact of the reduction in accounts receivable, net due to sales of accounts receivable under the Receivables Sale Program. Excluding the impact of the Receivables Sale Program, DSO would have been 25.7 as of December 31, 2024. DSO in 2023 reflected the impact of the reduction in accounts receivable, net due to sales of accounts receivable under the RPA. Excluding the impact of the RPA, DSO would have been 24.8 as of December 31, 2023.*

[(2)] *Based on year end merchandise inventories and cost of goods sold for the fourth quarter ended December 31, 2024 and 2023.*

Liquidity and capital expenditures. The following table summarizes our consolidated statements of cash flows for the year ended December 31, 2024 and 2023:

	For the Years Ended December 31,	
(Dollars in thousands)	**2024**	**2023**
Net cash provided by (used for):		
Operating activities	$ **161,495**	$ 740,710
Investing activities	**(116,533)**	(137,254)
Financing activities	**(267,603)**	(417,330)
Effect of exchange rate changes	**(901)**	613
Net (decrease) increase in cash, cash equivalents and restricted cash	$ **(223,542)**	$ 186,739

Cash provided by operating activities for the year ended December 31, 2024 reflected positive cash generated by a net loss after the effects of reconciling non-cash adjustments. Cash provided by operating activities was negatively impacted by unfavorable changes in working capital for the year ended December 31, 2024 and was positively impacted by changes in working capital for the year ended December 31, 2023. For the year ended December 31, 2024, unfavorable changes in working capital were driven by an increase in accounts receivable, including a $54 million reduction in accounts receivable that had been sold and removed from our consolidated balance sheets under the Receivables Sale Program and the RPA, partially offset by an increase in accounts payable. For the year ended December 31, 2023, favorable changes in working capital were driven by the reduction in accounts receivable, net from the initial accounts receivable sold through the RPA and the significant reduction in inventory levels during the year ended December 31, 2023.

Cash used for investing activities in 2024 included capital expenditures of $228 million for patient service equipment and our strategic and operational efficiency initiatives, partially offset by $103 million in proceeds related to the sale and disposal of property and equipment, which included sales of patient service equipment and $34 million in gross proceeds related to the sale of our corporate headquarters, and $18 million included in the 'Other, net' line item for a settlement with Philips for returned equipment as described in the 'Philips Respironics Recall' section above. Cash used for investing activities in 2023 included capital expenditures of $208 million for patient service equipment and our strategic and operational efficiency initiatives, partially offset by $72 million in proceeds primarily related to the sale of patient service equipment.

Cash used for financing activities in 2024 included repayments of debt of $244 million, including the $171 million paid to redeem the outstanding principal of the 4.375% senior notes due in 2024 (the 2024 Notes), unscheduled principal payments of $45 million on the Term Loan A facility (Term Loan A) and scheduled principal payments of $28 million on our Term Loan A and Term Loan B facility (Term Loan B). We had no borrowings under our revolving credit facility on a net basis for 2024 and the activity under our amended Receivables Financing Agreement netted to no impact to our outstanding borrowings. Cash used for financing activities in 2023 included repayments of debt of $321 million including $170 million of unscheduled and $15 million of scheduled principal payments on our Term Loan A and Term Loan B, $135 million of cash to repurchase $144 million aggregate principal of the 2024 Notes, the 4.500% senior unsecured notes due in 2029 (2029 Unsecured Notes) and the 6.625% senior notes due in 2030 (the 2030 Unsecured Notes). We had no borrowings under our revolving credit facility on a net basis for 2023 and made net repayments of $96 million under our amended Receivables Financing Agreement. Payments for taxes related to the vesting of restricted stock awards were $8.1 million and $10 million during 2024 and 2023, which are included in Other, net.

Capital resources. Our primary sources of liquidity include cash and cash equivalents, our Receivables Sale Program, our Revolving Credit Agreement and our Receivables Purchase Agreement (RPA).

On October 18, 2024, O&M Funding and Owens & Minor Medical, LLC., each a wholly-owned subsidiary of the Company, entered into a Receivables Purchase Agreement (the Receivables Sale Program) with persons from time to time, as Purchasers, PNC Bank, National Association, as Administrative Agent, and PNC Capital Markets LLC, as Structuring Agent, pursuant to which accounts receivable with an aggregate outstanding amount not to exceed $450 million are sold, on a limited-recourse basis, to the Purchasers in exchange for cash. The Receivables Sale Program amends and restates in its entirety, the Receivables Financing Agreement. Transactions under this agreement are accounted for as sales in accordance with ASC 860, Transfers and Servicing, with the sold receivables removed from our consolidated balance sheets. Total accounts receivable sold under the Receivables Sale Program and net cash proceeds were $168 million during the year ended December 31, 2024. We collected $98 million of the sold accounts receivable for the year ended December 31, 2024. The losses on sales of accounts receivable are recorded in other operating expense (income), net in the consolidated statements of operations and were $1.9 million for the year ended December 31, 2024.

On March 14, 2023, we entered into the RPA, pursuant to which accounts receivable with an aggregate outstanding amount not to exceed $200 million are sold, on a limited-recourse basis, to the Purchaser in exchange for cash. Cash received from the sales of accounts receivable, net of payments made to the Purchaser, is reflected in the change in accounts receivable within cash provided by operating activities in the consolidated statements of cash flows. Total accounts receivable sold under the RPA and net cash proceeds were $1.7 billion during the year ended December 31, 2024. We collected $1.9 billion of the sold accounts receivable for the year ended December 31, 2024. The losses on sales of accounts receivable are recorded in other operating expense (income), net in the consolidated statements of operations and were $11 million for the year ended December 31, 2024. As a result of an amendment to the Receivables Financing Agreement during the fourth quarter of 2024, we do not expect to utilize the RPA in the future.

The Revolving Credit Agreement provides a revolving borrowing capacity of $450 million. We have $837 million in outstanding term loans under a term loan credit agreement (the Credit Agreement). The interest rate on our Revolving Credit Agreement is based on a spread over a benchmark rate (as described in the Revolving Credit Agreement). The Revolving Credit Agreement matures in March 2027. The interest rate on the Term Loan A is based on either the Term SOFR or the Base Rate plus an Applicable Rate which varies depending on the current Debt Ratings or Total Leverage Ratio, determined as to whichever shall result in more favorable pricing to the Borrowers (each as defined in the Credit Agreement). The interest rate on the Term Loan B is based on either the Term SOFR or the Base Rate plus an Applicable Rate. The Term Loan A matures in March 2027 and the Term Loan B matures in March 2029.

At December 31, 2024, and December 31, 2023, our Revolving Credit Agreement was undrawn, and we had letters of credit, which reduce revolver availability, of $31 million and $27 million, leaving $419 million and $423 million available for borrowing. We also had letters of credit and bank guarantees, which support certain leased facilities as well as other normal business activities in the U.S. and Europe that were issued outside of the Revolving Credit Agreement for $2.9 million and $3.0 million as of December 31, 2024 and 2023.

The Revolving Credit Agreement, the Credit Agreement, the Receivables Sale Program, the 2029 Unsecured Notes, and the 2030 Unsecured Notes contain cross-default provisions which could result in the acceleration of payments due in the event of default of any of the related agreements. The terms of the applicable credit agreements also require us to maintain ratios for leverage and interest coverage, including on a pro forma basis in the event of an acquisition or divestiture. We were in compliance with our debt covenants at December 31, 2024.

We regularly evaluate market conditions, our liquidity profile and various financing alternatives to enhance our capital structure. We have from time to time, entered into, and in the future, we may enter into transactions to repay, repurchase or redeem our outstanding indebtedness (including by means of open market purchases, privately negotiated repurchases, tender or exchange offers and/or repayments or redemptions pursuant to the debt's terms). Our ability to consummate any such transaction will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. We cannot provide any assurance as to if or when we will consummate any such transactions or the terms of any such transaction.

On February 26, 2025, the Owens & Minor Board of Directors authorized a share repurchase program of up to $100 million over the next 24 months. Under the program, Owens & Minor may repurchase shares of common stock on a discretionary basis from time to time through open market repurchases, privately negotiated transactions and 10b5-1 trading plans.

We believe cash generated by operating activities, including available cash proceeds from the Receivables Sale Program, available financing sources, and borrowings under the Revolving Credit Agreement, as well as cash on hand, will be sufficient to fund our working capital needs, capital expenditures, long-term strategic growth, payments under long-term debt and lease arrangements, debt repurchases, share repurchases and other cash requirements. While we believe that we will have the ability to meet our financing needs in the foreseeable future, changes in economic conditions may impact (i) the ability of financial institutions to meet their contractual commitments to us, (ii) the ability of our customers and suppliers to meet their obligations to us or (iii) our cost of borrowing.

We earn a portion of our operating income in foreign jurisdictions outside the U.S. Our cash and cash equivalents held by our foreign subsidiaries subject to repatriation totaled $22 million at December 31, 2024 and 2023. As of December 31, 2024, we are permanently reinvested in our foreign subsidiaries.

Pillar 2 Global Minimum Tax

In December 2021, the Organization for Economic Cooperation and Development (OECD) released Pillar Two Model Rules defining the global minimum tax, which calls for the taxation of large corporations at a minimum rate of 15%. The OECD continues to release additional guidance on how the Pillar Two rules should be interpreted and applied. Law enactment by the OECD and various countries is currently being implemented and is expected to continue to take effect during 2025. We are continuing to evaluate the impact of these proposed and enacted legislative changes as new guidance becomes available and do not expect Pillar Two to have a material impact on our financial position, results of operations and cash flows.

Seasonality

Our business is affected by seasonality, which historically has resulted in higher sales volume during our third and fourth quarters, ending September 30 and December 31.

Contractual Obligations

On July 22, 2024, we entered into an Agreement and Plan of Merger to acquire Rotech for $1.36 billion in cash. Given anticipated tax benefits of approximately $40 million from the transaction, the net purchase price is approximately $1.32 billion. Rotech is a national leader in providing home medical equipment in the U.S. The definitive agreement contains certain termination rights for the Company and Rotech. In the event that we terminate the contract, we will be required to pay Rotech a termination fee of $70 million. The transaction is subject to customary closing conditions, including expiration or termination of the applicable waiting period under the Hart Scott Rodino Act, and is expected to close in the first half of 2025. We have fully committed financing in place and expect to use a combination of cash and incremental borrowings to fund the purchase price.

As of December 31, 2024, other material cash requirements, including known contractual and other obligations, in the next twelve months were primarily comprised of $40 million in principal debt payments, $123 million in operating leases, $58 million in fixed interest payments on our outstanding senior notes, and $43 million associated with the NOPA matter, which includes $12 million of interest accrued on the matter through December 31, 2024. Additionally, as of December 31, 2024, material cash requirements, including known contractual and other obligations, due beyond the next twelve months were primarily comprised of $1.8 billion in principal debt payments excluding finance leases, $225 million in fixed interest payments on our outstanding senior notes, $347 million in operating leases and $28 million in U.S. retirement plan benefits, based on the same assumptions used to measure our year-end benefit obligation. Due to the uncertainty of forecasting variable interest rate payments, interest payment amounts on our variable rate debt are excluded from the contractual obligations disclosed in this section. See Note 6, "Leases", Note 8, "Debt", Note 10, "Retirement Plans", Note 12, "Income Taxes", and Note 15, "Commitments, Contingent Liabilities, and Legal Proceedings" in the Notes to Consolidated Financial Statements.

Off-Balance Sheet Arrangements

We do not have off-balance sheet financing arrangements or guarantees, including variable interest entities, which we believe could have a material impact on financial condition or liquidity.

Critical Accounting Estimates

Our consolidated financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of the financial statements requires us to make estimates and assumptions that affect the reported amounts and related disclosures. We continually evaluate the accounting policies and estimates used to prepare the consolidated financial statements.

Critical accounting estimates are defined as those estimates that require us to make assumptions about matters that are highly uncertain at the time the estimate is made and could have a material impact on our results due to changes in the estimate or the use of different assumptions that could reasonably have been used. Our estimates are generally based on historical experience and various other assumptions that are judged to be reasonable in light of the relevant facts and circumstances. Because of the uncertainty inherent in such estimates, actual results may differ. We believe our critical accounting estimates include accounting for goodwill valuation, revenue recognition, and inventory valuation.

Goodwill. Goodwill is evaluated for impairment annually, as of October 1, and if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Qualitative factors are first assessed to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is determined that it is more likely than not that the fair value does not exceed the carrying amount, or if elected to bypass the qualitative test, then a quantitative test is performed. The quantitative goodwill impairment test involves a comparison of the estimated fair value of the reporting unit to the respective carrying amount.

Goodwill impairment testing is conducted at the reporting unit level, which is generally defined as an operating segment or a component, one level below our operating segments, for which discrete financial information is available and where segment management regularly reviews the operating results of that reporting unit. Our reporting units are: Global Products, Medical Distribution (including Services and Outsourced Logistics), Apria, and Byram. The Medical Distribution reporting unit does not have any goodwill as of December 31, 2024.

As of October 1, 2024, we performed our annual impairment test and there were no impairments of goodwill. During the three months ended December 31, 2024, we experienced financial market changes inclusive of a decline in Owens & Minor's stock price and an increase in the risk free interest rate resulting in an increase in the discount rate used for impairment analysis. Additionally, anticipated changes in pricing of a capitated contract contributed to a reduction in projected future cash flows within our Apria reporting unit. As a result of these factors during the three months ended December 31, 2024, we performed an interim quantitative goodwill impairment test.

The quantitative impairment review of goodwill requires the extensive use of accounting estimates and assumptions. We determine the estimated fair value of our reporting units by using an equally weighted combination of the income-based approach and the market-based approach. The income-based approach is dependent upon several significant assumptions and estimates regarding future period cash flows, including assumptions with respect to future sales growth and a terminal growth rate. In addition, a weighted average cost of capital (WACC) is used to discount future estimated cash flows to their present values. The WACC is based on externally observable data considering market participants' cost of equity and debt, optimal capital structure and interest rates, as well as the risk and uncertainty with respect to the reporting unit and internally developed financial projections. Under the market-based approach, significant estimates and assumptions also include the selection of appropriate guideline public companies whose stock is actively traded in public markets and the determination of appropriate valuation multiples to apply to the reporting unit. In addition, we compared the aggregate of the reporting units' estimated fair values to our market capitalization, as further corroboration of the reasonableness of our concluded fair values.

Although we believe our assumptions and estimates are reasonable and appropriate, any significant adverse changes in one or a combination of key assumptions, including, but not limited to, a further decrease in our market capitalization, an increase in the discount rate, inflationary pressures and our planned efforts to mitigate such impacts, disruptions in the supply chain, a decrease in the terminal growth rate, increases in tax rates (including potential tax reform), a significant change in industry or economic trends, or the reporting unit specific factors described in the paragraphs below may materially affect the estimated fair-value of each reporting unit and potentially result in goodwill impairment. We may be required to record a material charge to earnings in our consolidated financial statements during the period in which any impairment of our goodwill is determined, which could adversely affect our results of operations.

Our 2024 interim quantitative goodwill impairment test concluded that the fair value for our Apria reporting unit within our Patient Direct segment was below its carrying amount. The amount by which the carrying value of the impaired reporting unit's goodwill exceeded its fair value was $305 million ($307 million pre-tax), which was recognized as an impairment loss during the three months ended December 31, 2024. Inclusive of the impairment recorded, the goodwill balance of this reporting unit was $944 million at December 31, 2024, or approximately 71% of the consolidated goodwill balance. Adverse changes in one or a combination of significant assumptions, such as the factors described above, as well as, failure of the Apria reporting unit to meet expected earnings and cash flows, or unanticipated events and circumstances such as a loss of a contract with a large payor may materially affect the estimated fair value of the Apria reporting unit and potentially result in further goodwill impairment. A decline in the terminal growth rate or an increase in the discount rate of approximately 100 basis points would have increased the impairment charge by approximately $25 million and approximately $45 million.

The estimated fair value of our Global Products reporting unit was substantially in excess of the carrying value. For Global Products, adverse changes in one or a combination of significant assumptions, such as the factors described above, as well as, failure of the Global Products reporting unit to meet expected earnings and cash flows, changes in assumptions about the duration and magnitude of increased supply chain expense, increases in commodities costs, or unanticipated events and circumstances such as pricing pressures and lower demand for certain product categories, including PPE, may materially affect the estimated fair value of the Global Products reporting unit and potentially result in goodwill impairment.

The estimated fair value of our Byram reporting unit was substantially in excess of the carrying value. The impairment testing performed for 2023 and 2022 did not indicate any impairment of goodwill.

Revenue Recognition. Due to the nature of our industry and the reimbursement environment in which we operate, revenue recognition requires significant estimates and judgements. We determine the transaction price based on contractually agreed-upon amounts or rates, adjusted for estimates of variable consideration including but not limited to rebates, discounts, performance guarantees, and implicit price concessions. The Company utilizes the expected value method to estimate the amount of variable consideration that should be included to arrive at the transaction price, using contractual agreements, historical experience, and other operating trends. The Company applies constraint to the transaction price, such that net revenue is recorded only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in the future. The complexity of many third-party billing arrangements, contractual terms and the uncertainty of reimbursement amounts may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application, claim denial or account review. If actual amounts of consideration ultimately received differ from the Company's estimates, the Company adjusts these estimates, which would affect net revenue in the period such adjustments become known.

Inventory. Merchandise inventories are valued at the lower of cost or market, with the approximate cost determined by the last-in, first-out (LIFO) method for distribution inventories in the U.S. within our Products & Healthcare Services segment. Cost of remaining inventories are determined using the FIFO or weighted-average cost method at the lower of cost or net realizable value.

We periodically evaluate whether inventory valuation allowance adjustments are required, which includes consideration of recent sales trends. In our evaluation, we review for expired or obsolete inventory and slow-moving inventory. We write down inventories which are considered excess and obsolete as a result of these assessments. Shifts in market trends and conditions, as well as changes in customer preferences and behavior could affect the value of our inventories. Non-cash LIFO charges to merchandise inventories valued at the lower of cost or market, with the approximate cost determined by the LIFO method for distribution inventories in the U.S. within our Products & Healthcare Services segment, were $0.9 million, $2.4 million, and $5.4 million for the years ended December 31, 2024, 2023 and 2022. Excess and obsolete inventory adjustments included in our Products & Healthcare Services segment were $12 million, $7.3 million and $17 million for the years ended December 31 2024, 2023, and 2022. For the year ended December 31, 2022, we recorded a $92 million inventory valuation adjustment, primarily associated with PPE inventory built up and a subsequent decline in demand as a result of the COVID-19 pandemic that was not allocated to the Products & Healthcare Services segment due to its one time nature and size.

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements, see Note 1 in the Notes to Consolidated Financial Statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are subject to price risk for our raw materials, the most significant of which relates to the cost of polypropylene and nitrile used in the manufacturing processes of our Products & Healthcare Services segment. Prices of the commodities underlying these raw materials are volatile and have fluctuated significantly in recent years and in the future may contribute to fluctuations in our results of operations. The ability to hedge these commodity prices is limited.

In the normal course of business, we are exposed to foreign currency translation and transaction risks. Our business transactions outside of the U.S. are denominated in the euro, Malaysian ringgit, Mexican peso, thai baht and other currencies. We may use foreign currency forwards, swaps and options, where possible, to manage our risk related to certain foreign currency fluctuations. As of December 31, 2024 and 2023, we held contracts with notional amounts of $43 million and $78 million to exchange the U.S. dollar, euro, thai baht and other currencies. See Note 11 in the Notes to Consolidated Financial Statements.

We are exposed to market risk from changes in interest rates related to our borrowing under our Revolving Credit Agreement, and related to our participation in the Receivables Sale Program, and RPA. Excluding deferred financing costs and third party fees, we had $326 million in borrowings under our Term Loan A, $511 million in borrowings under our Term Loan B, no outstanding borrowings under our Revolving Credit Agreement, $70 million of uncollected accounts receivable under our Receivables Sale Program, and no uncollected accounts receivable under our RPA at December 31, 2024. After considering the effects of our interest rate swap agreement (See Note 11 in the Notes to Consolidated Financial Statements), we estimate an increase in interest rates of 100 basis points would result in a potential reduction in future pre-tax earnings of approximately $6.1 million per year based on our borrowings and uncollected accounts receivable sold under our Receivables Sale Program at December 31, 2024.

Item 8. *Financial Statements and Supplementary Data*

See Item 15. Exhibits and Financial Statement Schedules.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We carried out an evaluation, with the participation of management, including our principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures (pursuant to Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2024.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, controls deemed effective now may become inadequate in the future because of changes in conditions, or because compliance with policies or procedures has deteriorated or been circumvented.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria established in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Based on management's assessment and the COSO criteria, management believes that our internal control over financial reporting was effective as of December 31, 2024 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

The effectiveness of our internal control over financial reporting as of December 31, 2024, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their unqualified report which is included in this annual report.

/s/ Edward A. Pesicka
Edward A. Pesicka, President, Chief Executive Officer & Director

/s/ Jonathan A. Leon
Jonathan A. Leon, Executive Vice President & Chief Financial Officer

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fourth quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

During the three months ended December 31, 2024, none of our directors or officers informed us of the adoption or termination of a trading plan intended to satisfy Rule 10b5-1(c).

Amended and Restated Severance Arrangements

On February 27, 2025, our Board approved the amendment and restatement of the Owens & Minor, Inc. Officer Severance Policy (the "Officer Severance Policy"), in which each of our named executive officers participates, and the Company's existing Executive Change of Control Severance Agreements with each of our named executive officers (the "CIC Agreements"). Among other things, (i) the Officer Severance Policy was updated to increase the applicable severance multiplier and severance period from 1.50x and 18 months, respectively, to 2.0x and 24 months, and (ii) the Board approved the amendment of the CIC Agreements to increase (a) the applicable severance multiplier from 2.0x to 3.0x, and (b) the applicable period for the employer portion of COBRA premiums from two years to three years.

The material terms of the Officer Severance Policy and CIC Agreements, as previously described in the Company's 2024 Proxy Statement filed with the Securities and Exchange Commission on March 27, 2024, otherwise remain unchanged. The foregoing descriptions are qualified in their entirety by reference to the amended Officer Severance Policy, a copy of which is filed herewith as Exhibit 10.13, and the Form of Amended and Restated Executive Change of Control Severance Agreement, a copy of which is filed herewith as Exhibit 10.61, each of which are incorporated by reference herein.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Owens & Minor, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Owens & Minor, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive (loss) income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated February 28, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Richmond, Virginia
February 28, 2025

Part III

Items 10-14.

Information required by Items 10-14 can be found under Information about our Executive Officers under Part I of this Form 10-K and the registrant's 2025 Proxy Statement pursuant to instructions G(3) of the General Instructions to Form 10-K.

We have adopted an insider trading policy which governs transactions in our securities by the Company and its directors, officers, and employees that is designed to promote compliance with insider trading laws, rules and regulations applicable to the Company. A copy of our insider trading policy is filed as an exhibit to this Annual Report on Form 10-K.

Because our common stock is listed on the New York Stock Exchange (NYSE), our Chief Executive Officer is required to make, and he has made, an annual certification to the NYSE stating that he was not aware of any violation of the corporate governance listing standards of the NYSE. Our Chief Executive Officer made his annual certification to that effect to the NYSE as of May 28, 2024. In addition, we have filed, as exhibits to this Annual Report on Form 10-K, the certifications of our principal executive officer and principal financial officer required under Sections 906 and 302 of the Sarbanes-Oxley Act of 2002 to be filed with the Securities and Exchange Commission regarding the quality of our public disclosure.

Part IV

Item 15. Exhibits and Financial Statement Schedules

The following documents are filed as part of this report:

a) Exhibits:

See Index to Exhibits on page 99.

OWENS & MINOR, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

Years Ended December 31,	2024	2023	2022
Net revenue	$ 10,700,883	$ 10,333,967	$ 9,955,475
Cost of goods sold	8,481,728	8,208,806	8,129,124
Gross profit	2,219,155	2,125,161	1,826,351
Distribution, selling and administrative expenses	1,909,791	1,813,559	1,554,821
Goodwill impairment charge	307,112	—	—
Acquisition-related charges and intangible amortization	86,543	101,037	126,972
Exit and realignment charges, net	110,162	99,127	6,897
Other operating expense (income), net	13,316	6,930	(5,252)
Operating (loss) income	(207,769)	104,508	142,913
Interest expense, net	143,804	157,915	128,891
Loss (gain) on extinguishment of debt	1,101	(3,518)	—
Other expense, net	4,683	4,837	3,131
(Loss) income before income taxes	(357,357)	(54,726)	10,891
Income tax provision (benefit)	5,329	(13,425)	(11,498)
Net (loss) income	$ (362,686)	$ (41,301)	$ 22,389
Net (loss) income per common share			
Basic	$ (4.73)	$ (0.54)	$ 0.30
Diluted	$ (4.73)	$ (0.54)	$ 0.29

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(in thousands)

Years Ended December 31,	2024	2023	2022
Net (loss) income	$ (362,686)	$ (41,301)	$ 22,389
Other comprehensive (loss) income, net of tax:			
Currency translation adjustments	(15,145)	7,141	(14,101)
Change in unrecognized net periodic pension costs	(655)	2,086	7,396
Change in gains and losses on derivative instruments	(1,726)	(5,190)	11,441
Total other comprehensive (loss) income, net of tax	(17,526)	4,037	4,736
Comprehensive (loss) income	$ (380,212)	$ (37,264)	$ 27,125

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

December 31,	2024	2023
Assets		
Current assets		
Cash and cash equivalents	$ 49,382	$ 243,037
Accounts receivable, net	690,241	598,257
Merchandise inventories	1,131,879	1,110,606
Other current assets	149,515	150,890
Total current assets	2,021,017	2,102,790
Property and equipment, net	509,347	543,972
Operating lease assets	355,627	296,533
Goodwill	1,331,281	1,638,846
Intangible assets, net	298,726	361,835
Other assets, net	140,158	149,346
Total assets	$ 4,656,156	$ 5,093,322
Liabilities and equity		
Current liabilities		
Accounts payable	$ 1,251,964	$ 1,171,882
Accrued payroll and related liabilities	151,039	116,398
Current portion of long-term debt	45,549	206,904
Other current liabilities	425,187	396,701
Total current liabilities	1,873,739	1,891,885
Long-term debt, excluding current portion	1,808,047	1,890,598
Operating lease liabilities, excluding current portion	286,212	222,429
Deferred income taxes, net	22,456	41,652
Other liabilities	100,476	122,592
Total liabilities	4,090,930	4,169,156
Commitments and contingencies		
Equity		
Common stock, par value $2 per share; authorized - 200,000 shares; issued and outstanding - 77,199 shares and 76,546 shares as of December 31, 2024 and December 31, 2023	154,398	153,092
Paid-in capital	454,151	434,185
Retained earnings	6,021	368,707
Accumulated other comprehensive loss	(49,344)	(31,818)
Total equity	565,226	924,166
Total liabilities and equity	$ 4,656,156	$ 5,093,322

See accompanying notes to consolidated financial statements.

OWENS & MINOR, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Years Ended December 31,		2024		2023		2022
Operating activities:						
Net (loss) income	$	**(362,686)**	$	(41,301)	$	22,389
Adjustments to reconcile net (loss) income to cash provided by operating activities:						
Depreciation and amortization		**264,775**		287,377		228,667
Goodwill impairment charge		**307,112**		—		—
Share-based compensation expense		**26,836**		23,218		20,993
Loss (gain) on extinguishment of debt		**1,101**		(3,518)		—
Deferred income tax benefit		**(26,115)**		(23,648)		(26,361)
Changes in operating lease right-of-use assets and lease liabilities		**10,244**		(47)		353
Gain from sales and dispositions of property and equipment		**(44,705)**		(34,882)		(26,260)
Changes in operating assets and liabilities:						
Accounts receivable		**(94,550)**		165,167		4,416
Merchandise inventories		**(26,228)**		224,338		166,559
Accounts payable		**65,187**		30,997		13,652
Net change in other assets and liabilities		**30,153**		100,370		(91,544)
Other, net		**10,371**		12,639		12,142
Cash provided by operating activities		**161,495**		740,710		325,006
Investing activities:						
Acquisition, net of cash acquired		**—**		—		(1,684,607)
Additions to property and equipment		**(210,865)**		(190,870)		(158,090)
Additions to computer software		**(17,297)**		(17,022)		(8,492)
Proceeds from sales of property and equipment		**103,426**		71,574		48,383
Other, net		**8,203**		(936)		(1,670)
Cash used for investing activities		**(116,533)**		(137,254)		(1,804,476)
Financing activities:						
Borrowings under amended Receivables Financing Agreement		**1,465,800**		476,000		1,022,300
Repayments under amended Receivables Financing Agreement		**(1,465,800)**		(572,000)		(1,156,300)
Borrowings under Revolving Credit Facility		**635,800**		—		—
Repayments under Revolving Credit Facility		**(635,800)**		—		—
Repayments of debt		**(244,197)**		(320,693)		(4,500)
Proceeds from issuance of debt		**—**		—		1,691,000
Borrowings under Receivables Financing Agreement		**—**		—		30,000
Financing costs paid		**—**		—		(42,602)
Other, net		**(23,406)**		(637)		(42,793)
Cash (used for) provided by financing activities		**(267,603)**		(417,330)		1,497,105
Effect of exchange rate changes on cash, cash equivalents and restricted cash		**(901)**		613		(3,485)
Net (decrease) increase in cash, cash equivalents and restricted cash		**(223,542)**		186,739		14,150
Cash, cash equivalents and restricted cash at beginning of period		**272,924**		86,185		72,035
Cash, cash equivalents and restricted cash at end of period	$	**49,382**	$	272,924	$	86,185
Supplemental disclosure of cash flow information:						
Income taxes paid (received), net	$	**5,553**	$	(6,283)	$	33,973
Interest paid	$	**141,547**	$	153,247	$	107,022
Noncash investing activity:						
Unpaid purchases of property and equipment and computer software at end of period	$	**84,562**	$	77,279	$	67,852

See accompanying notes to consolidated financial statements.

OWENS & MINOR, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands, except per share data)

	Common Shares Outstanding	Common Stock ($2 par value)	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Equity
Balance, December 31, 2021	75,433	$ 150,865	$ 440,608	$ 387,619	$ (40,591)	$ 938,501
Net income	—	—	—	22,389	—	22,389
Other comprehensive income	—	—	—	—	4,736	4,736
Share-based compensation expense, exercises and other	846	1,692	(21,714)	—	—	(20,022)
Balance, December 31, 2022	76,279	152,557	418,894	410,008	(35,855)	945,604
Net loss	—	—	—	(41,301)	—	(41,301)
Other comprehensive income	—	—	—	—	4,037	4,037
Share-based compensation expense, exercises and other	267	535	15,291	—	—	15,826
Balance, December 31, 2023	76,546	153,092	434,185	368,707	(31,818)	924,166
Net loss	—	—	—	(362,686)	—	(362,686)
Other comprehensive loss	—	—	—	—	(17,526)	(17,526)
Share-based compensation expense, exercises and other	653	1,306	19,966	—	—	21,272
Balance, December 31, 2024	**77,199**	**$ 154,398**	**$ 454,151**	**$ 6,021**	**$ (49,344)**	**$ 565,226**

See accompanying notes to consolidated financial statements.

OWENS & MINOR, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(in thousands, except per share data, unless otherwise indicated)

Note 1—Summary of Significant Accounting Policies

Owens & Minor, Inc. and subsidiaries (we, us, our or the Company), a Fortune 500 company headquartered in Richmond, Virginia, is a global healthcare solutions company that incorporates product manufacturing, distribution support and innovative technology services to deliver significant and sustained value across the breadth of the industry – from acute care to patients in their home. Our teammates serve healthcare industry customers in approximately 80 countries by producing quality products and helping to reduce total costs across the healthcare supply chain by optimizing point-of care performance, freeing up capital and clinical resources and managing contracts to optimize financial performance.

Basis of Presentation and Consolidation. The consolidated financial statements include the accounts of Owens & Minor, Inc. and the subsidiaries it controls and contain all adjustments necessary to conform with U.S. generally accepted accounting principles (GAAP). All significant intercompany accounts and transactions have been eliminated. The results of operations of businesses acquired by the Company are included as of the respective acquisition date.

We report our business under two distinct segments: Products & Healthcare Services and Patient Direct. The Products & Healthcare Services segment includes our United States (U.S.) distribution division (Medical Distribution), including outsourced logistics and value-added services, and Global Products division which manufactures and sources medical surgical products through our production and kitting operations. The Patient Direct segment includes our home healthcare divisions (Byram and Apria).

Reclassifications. Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates. The preparation of consolidated financial statements in conformity with GAAP requires us to make assumptions and estimates that affect reported amounts and related disclosures. Significant estimates are used for, but are not limited to, the allowances for losses on accounts receivable, inventory valuation allowances, variable consideration, depreciation and amortization, goodwill valuation, valuation of intangible assets and other long-lived assets, estimated fair values of the net assets acquired in business combinations, self-insurance liabilities, tax liabilities, defined benefit obligations, share-based compensation and other contingencies. Actual results may differ from these estimates.

Cash, Cash Equivalents and Restricted Cash. Cash, cash equivalents and restricted cash includes cash and marketable securities with an original maturity or maturity at acquisition of three months or less. Cash, cash equivalents and restricted cash are stated at cost. Nearly all of our cash, cash equivalents and restricted cash are held in cash depository accounts in major banks in North America, Europe, and Asia. Cash that is held by a major bank and has restrictions on its availability to us is classified as restricted cash. Restricted cash as of December 31, 2023 includes cash held in an escrow account as required by the Centers for Medicare & Medicaid Services in conjunction with the Bundled Payments for Care Improvement initiatives related to wind-down costs of Fusion5 and $14 million of cash deposits received subject to limitations on use until remitted to a third-party financial institution (the Purchaser), pursuant to the Master Receivables Purchase Agreement (RPA).

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the accompanying consolidated balance sheets that sum to the total of those same amounts presented in the accompanying consolidated statements of cash flows.

	December 31, 2024	December 31, 2023
Cash and cash equivalents	$ 49,382	$ 243,037
Restricted cash included in Other current assets	—	29,887
Total cash, cash equivalents, and restricted cash	$ 49,382	$ 272,924

Book overdrafts represent the amount of outstanding checks issued in excess of related bank balances and are included in accounts payable in our consolidated balance sheets, as they are similar to trade payables and are not subject to finance charges or interest. Changes in book overdrafts are classified as operating activities in our consolidated statements of cash flows.

Accounts Receivable, Net. Accounts receivable, net are recorded at net realizable value. In the Products & Healthcare Services segment, accounts receivable from customers are recorded at net realizable value of the invoiced amount and are reduced by any rebates due to the customer, which are estimated based on contractual terms or historical experience. We assess finance charges on overdue accounts receivable that are recognized as other operating income based on their estimated ultimate collectability. We have arrangements with certain customers under which they make deposits on account. Customer deposits in excess of outstanding receivable balances are classified as other current liabilities.

Due to the nature of our industry and the reimbursement environment in which we operate in the Patient Direct segment, certain estimates are required to record total net revenues and accounts receivable at their net realizable values, including estimating variable consideration. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements, contractual terms, and the uncertainty of reimbursement amounts for certain services may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application, claim denial or account review.

We maintain valuation allowances based upon the expected collectability of accounts receivable. Our allowances include specific amounts for accounts that are likely to be uncollectible, such as customer bankruptcies and disputed amounts and general allowances for accounts that may become uncollectible. Allowances are estimated based on a number of factors, including industry trends, current economic conditions, creditworthiness of customers, age of the receivables, changes in customer payment patterns, and historical experience. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Allowances for losses on accounts receivable of $6.2 million and $7.9 million have been applied as reductions of accounts receivable at December 31, 2024 and 2023.

Receivables Financing Agreement. On March 29, 2022, we entered into an amendment to our accounts receivable securitization program (Receivables Financing Agreement) which has a maximum borrowing capacity of $450 million. Under the Receivables Financing Agreement, certain of our accounts receivable balances are sold to our wholly owned special purpose entity, O&M Funding LLC. The sold accounts receivable balances are collateral and outstandings are recorded as debt. This agreement was not in effect as of December 31, 2024, as it was amended and restated in its entirety on October 18, 2024, as described below.

Receivables Purchase Agreement. On March 14, 2023, we entered into the RPA, pursuant to which accounts receivable with an aggregate outstanding amount not to exceed $200 million are sold, on a limited-recourse basis, to the Purchaser (as defined therein) in exchange for cash. We account for these transactions as sales with the sold receivables removed from our consolidated balance sheets. Under the RPA, we provide certain servicing and collection actions on behalf of the Purchaser; however, we do not maintain any beneficial interest in the accounts receivable sold. The RPA is separate and distinct from the Receivables Financing Agreement and the amendment as described below. As a result of the amendment described below, we do not expect to utilize the RPA in the future.

Proceeds from the sales of accounts receivable are recorded as an increase to cash and cash equivalents and a reduction to accounts receivable, net of allowances in the consolidated balance sheets. Cash received from the sales of accounts receivable, net of payments made to the Purchaser, is reflected in the change in accounts receivable within cash provided by operating activities in the consolidated statements of cash flows. Total accounts receivable sold under the RPA and net cash proceeds were $1.7 billion and $1.4 billion during the years ended December 31, 2024 and 2023. We collected $1.9 billion and $1.3 billion of the sold accounts receivable for the years ended December 31, 2024 and 2023. The losses on sales of accounts receivable are recorded in other operating expense (income), net in the consolidated statements of operations and were $11 million for the years ended December 31, 2024 and 2023.

Receivables Sale Program. On October 18, 2024, O&M Funding and Owens & Minor Medical, LLC., each a wholly-owned subsidiary of the Company, entered into a Receivables Purchase Agreement (the Receivables Sale Program) with persons from time to time, as Purchasers, PNC Bank, National Association, as Administrative Agent, and PNC Capital Markets LLC, as Structuring Agent, pursuant to which accounts receivable with an aggregate outstanding amount not to exceed $450 million are sold, on a limited-recourse basis, to the Purchasers in exchange for cash. The Receivables Sale Program amends and restates in its entirety, the Receivables Financing Agreement. Transactions under this agreement are accounted for as sales in accordance with ASC 860, Transfers and Servicing, with the sold receivables removed from our consolidated balance sheets. Under the Receivables Sale Program, we provide certain servicing and collection actions on behalf of the Purchasers; however, we do not maintain any beneficial interest in the accounts receivable sold.

Proceeds from the sales of accounts receivable are recorded as an increase to cash and cash equivalents and a reduction to accounts receivable, net of allowances in the consolidated balance sheets. Cash received from the sales of accounts receivable, is reflected in the change in accounts receivable within cash provided by operating activities in the consolidated statements of cash flows. Total accounts receivable sold and net cash proceeds under the Receivables Sale program were $168 million during the year ended December 31, 2024. We collected $98 million of the sold accounts receivable for the year ended December 31, 2024. The losses on sales of accounts receivable, inclusive of professional fees incurred to establish the agreement, recorded in other operating expense (income), net in the consolidated statements of operations were $1.9 million for the year ended December 31, 2024.

As of December 31, 2024, there was a total of $70 million of uncollected accounts receivable sold and removed from our consolidated balance sheet under the Receivables Sale Program. As of December 31, 2023 there was a total of $124 million of uncollected accounts receivable sold and removed from our consolidated balance sheet under the RPA. As of December 31, 2024 the Receivables Sale Program was utilized and we do not anticipate utilizing the RPA in the future.

Merchandise Inventories. Merchandise inventories are valued at the lower of cost or market, with the approximate cost determined by the last-in, first-out (LIFO) method for distribution inventories in the U.S. within our Products & Healthcare Services segment. Cost of remaining inventories are determined using the first-in, first out (FIFO) or weighted-average cost method at the lower of cost or net realizable value.

We periodically evaluate whether inventory valuation allowance adjustments are required, which includes consideration of recent sales trends. In our evaluation, we review for expired or obsolete inventory and slow-moving inventory. We write down inventories which are considered excess and obsolete as a result of these assessments. Shifts in market trends and conditions, as well as changes in customer preferences and behavior could affect the value of our inventories.

At December 31, 2024 and 2023 we had net inventory of $1.1 billion and $1.1 billion, of which $658 million and $718 million were valued under LIFO, all of which relates to inventory in our Products & Healthcare Services segment. If LIFO inventories had been valued on a current cost or FIFO basis, they would have been $234 million and $233 million greater as of December 31, 2024 and 2023. Inventory, net, consists of the following:

	December 31, 2024	December 31, 2023
Finished goods	$ 1,059,798	$ 1,051,553
Raw materials	77,922	75,711
Work in process	59,115	61,527
Inventory, gross	1,196,835	1,188,791
Inventory valuation allowances	(64,956)	(78,185)
Inventory, net	$ 1,131,879	$ 1,110,606

For the year ended December 31, 2022, primarily due to demand declines and builds in excess personal protective equipment (PPE), we increased our estimate of inventory valuation allowances. This change in estimate contributed to a $92 million (approximately $70 million, net of tax) valuation adjustment, or an approximate $0.93 and $0.91 impact per basic and diluted common share.

Property and Equipment, net. Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation expense for financial reporting purposes is computed on a straight-line method over the estimated useful lives of the assets or, for capital leases and leasehold improvements, over the term of the lease, if shorter. In general, the estimated useful lives for computing depreciation are three to 15 years for machinery and equipment, five to 40 years for buildings, one to 10 years for patient service equipment, and up to 15 years for leasehold and land improvements. Straight-line and accelerated methods of depreciation are used for income tax purposes. Normal maintenance and repairs are expensed as incurred, and renovations and betterments are capitalized. We suspend depreciation and amortization on assets that are held for sale. In addition, we record capital-related government grants earned as reductions to the cost of property and equipment; and associated unpaid liabilities and grant proceeds receivable are considered non-cash changes in such balances for purposes of preparation of our consolidated statements of cash flows. Patient service equipment consists of medical equipment rented to patients, primarily on a month-to-month basis. Patient service equipment depreciation is classified in our consolidated statements of operations within cost of goods sold as the equipment is rented to patients as part of our primary operations within the Patient Direct segment.

Leases. We enter into non-cancelable agreements to lease most of our office and warehouse facilities with remaining terms generally ranging from one to 11 years. Certain leases include renewal options, generally for one to five-year increments. The exercise of lease renewal options is at our sole discretion. We include options to renew (or terminate) in our lease term, and as part of our right-of-use assets and lease liabilities, when it is reasonably certain that we will exercise that option. We also lease some of our transportation and material handling equipment for terms generally ranging from three to 10 years. Leases with a term of 12 months or less are not recorded on the consolidated balance sheets; we recognize lease expense for these leases on a straight-line basis over the lease term. The depreciable life of right-of-use assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. We elected the practical expedient to not separate lease and non-lease components for our leases. Operating lease assets and liabilities are recognized at commencement date based on the present value of unpaid lease payments over the lease term. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments. We use the implicit rate when readily determinable. The right-of-use assets also include adjustments for any lease payments made and lease incentives received.

Goodwill. We account for acquired businesses using the acquisition method of accounting, which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

We evaluate goodwill for impairment annually, as of October 1, and if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Qualitative factors are first assessed to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is determined that it is more likely than not that the fair value does not exceed the carrying amount, then a quantitative test is performed. The quantitative goodwill impairment test involves a comparison of the estimated fair value of the reporting unit to the respective carrying amount.

We determine the estimated fair value of our reporting units by using an equally weighted combination of the income-based approach and the market-based approach. The income-based approach is dependent upon several significant assumptions and estimates regarding future period cash flows, including assumptions with respect to future sales growth and a terminal growth rate. In addition, a weighted average cost of capital (WACC) is used to discount future estimated cash flows to their present values. The WACC is based on externally observable data considering market participants' cost of equity and debt, optimal capital structure and interest rates, as well as the risk and uncertainty with respect to the reporting unit and internally developed financial projections. Under the market-based approach, significant estimates and assumptions also include the selection of appropriate guideline public companies whose stock is actively traded in public markets and the determination of appropriate valuation multiples to apply to the reporting unit. Although we believe our assumptions and estimates are reasonable and appropriate, any significant adverse changes in one or a combination of key assumptions, including, but not limited to, a failure to meet our business plans or expected earnings and cash flows, unanticipated events and circumstances such as the loss of a contract with a large payor, changes in assumptions about the duration and magnitude of increased supply chain expense, commodities costs or inflationary pressures and our planned efforts to mitigate such impacts, disruptions in the supply chain, estimated demand and selling prices for PPE or other products, a decline in our market capitalization, an increase in the discount rate, a decrease in the terminal growth rate, increases in tax rates (including potential tax reform) or a significant change in industry or economic trends, may affect the accuracy or validity of such estimates and may result in goodwill impairment. We may be required to record a material charge to earnings in our consolidated financial statements during the period in which any impairment of our goodwill is determined, which could adversely affect our results of operations. During the year ended December 31, 2024 we recognized a pre-tax impairment charge of $307 million ($305 million net of tax), or a $3.97 negative impact per share, related to the Apria reporting unit. See Note 5. No impairment of goodwill was recorded for the years ended December 31, 2023 and 2022.

Intangible Assets, net. Intangible assets acquired through purchases or business combinations are stated at fair value at the acquisition date and net of accumulated amortization in the consolidated balance sheets. Intangible assets, consisting primarily of customer relationships, customer contracts, trademarks, and tradenames are amortized over their estimated useful lives. In determining the useful life of an intangible asset, we consider our historical experience in renewing or extending similar arrangements. Intangible assets are generally amortized over one to 15 years based on their pattern of economic benefit or on a straight-line basis. We suspend amortization on assets that are held for sale.

Computer Software. We develop and purchase software for internal use. Software development costs incurred during the application development stage are capitalized. Once the software has been installed and tested, and is ready for use, additional costs incurred in connection with the software are expensed as incurred. We also develop software for external use. Capitalized computer software costs are amortized over the estimated useful life of the software, usually between three and 10 years. Capitalized computer software costs are included in other assets, net, in the consolidated balance sheets. Unamortized software at December 31, 2024 and 2023 was $41 million and $47 million. Depreciation and amortization expense includes $17 million, $16 million and $14 million of software amortization for the years ended December 31, 2024, 2023, and 2022.

Long-Lived Assets. Long-lived assets, which include property and equipment, finite-lived intangible assets, right-of-use assets, and unamortized software costs, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable. We assess long-lived assets for potential impairment by comparing the carrying value of an asset, or group of related assets, to their estimated undiscounted future cash flows. No material impairments of long-lived assets were recorded for the years ended December 31, 2024, 2023, and 2022. We suspend depreciation and amortization on assets that are held for sale.

Self-Insurance Liabilities. We are self-insured for certain teammate healthcare, workers' compensation and automobile liability costs; however, we maintain insurance for individual losses exceeding certain limits. Liabilities are estimated for healthcare costs using current and historical claims data. Liabilities for workers' compensation and automobile liability claims are estimated using historical claims data and loss development factors. If the underlying facts and circumstances of existing claims change or historical trends are not indicative of future trends, then we may be required to adjust the liability and related expense accordingly. Self-insurance liabilities are included in other current liabilities and other liabilities in the consolidated balance sheets and were $27 million and $26 million in total at December 31, 2024 and 2023.

Revenue Recognition. Our revenue is primarily generated from sales contracts with customers. Revenue for sales of products, including equipment and supplies, is recorded when control of the promised goods is transferred. Revenue for activity-based fees and other services is recognized over time as activities are performed. Depending on the specific contractual provisions and nature of the performance obligation, revenue from services may be recognized on a straight-line basis over the term of the service, on a proportional performance model, based on level of effort, or when final deliverables have been provided.

In our Products & Healthcare Services segment, under most of our distribution and product sales arrangements, our performance obligations are limited to delivery of products to a customer upon receipt of a purchase order. For these arrangements, we recognize revenue at the point in time when shipment is completed, as control passes to the customer upon product receipt.

Our contracts sometime allow for forms of variable consideration including rebates, discounts, performance guarantees, and implicit price concessions. We estimate the amount of consideration to which we will be entitled in exchange for transferring the product or service to the customer under the expected value method as part of determining the sales transaction price using contractual terms, historical experience, and other operating trends. The amounts accrued for rebates due to customers, which are recorded in accounts receivable, net, were $80 million and $81 million at December 31, 2024 and 2023.

In most cases, we record revenue gross, as we are the primary obligor. When we act as an agent in a sales arrangement and do not bear a significant portion of inventory risks, primarily for our outsourced logistics business, we record revenue net of product cost. Sales taxes collected from customers and remitted to governmental authorities are excluded from revenues.

Within our Patient Direct segment, revenues are recognized under fee-for-service arrangements for equipment we rent to patients and sales of equipment, supplies and other items we sell to patients. Revenue that is generated from equipment that we rent to patients is primarily recognized over the noncancelable rental period, typically one month, and commences on delivery of the equipment to the patients. Revenues are recorded at amounts estimated to be received under reimbursement arrangements with third-party payors, including private insurers, prepaid health plans, Medicare, Medicaid and patients. Revenue is recognized under a portfolio approach, as we expect that this approach would not differ materially from considering each contract or performance obligation separately. Rental revenue, less estimated adjustments, is recognized as earned on a straight-line basis over the noncancellable lease term. We recorded $591 million, $617 million and $447 million in revenue related to equipment we rent to patients for the years ended December 31, 2024, 2023, and 2022.

See Note 16 for disaggregation of revenue by segment and geography as we believe that best depicts how the nature, amount, timing and uncertainty of our revenue and cash flows are affected by economic factors.

Cost of Goods Sold. Cost of goods sold includes the cost of the product (net of supplier incentives and cash discounts) and all costs incurred for shipments of products from manufacturers to our distribution centers for all customer arrangements where we are the primary obligor, bear the risk of general and physical inventory loss and carry all credit risk associated with sales. Cost of goods sold also includes direct and certain indirect labor, material and overhead costs, including depreciation expense, associated with our Global Products division. We have contractual arrangements with certain suppliers that provide incentives, including cash discounts for prompt payment, operational efficiency and performance-based incentives. These incentives are recognized as a reduction in cost of goods sold as targets become probable of achievement.

In situations where we act as an agent in a sales arrangement and do not bear a significant portion of these risks, primarily for our outsourced logistics business, there is no cost of goods sold and all costs to provide the service to the customer are recorded in distribution, selling and administrative expenses.

Within our Patient Direct segment, patient service equipment depreciation and the net book value of dispositions are classified in the Company's consolidated statements of operations within cost of goods sold as the equipment is rented to patients as part of the Company's primary operations. Depreciation expense for patient service equipment was $127 million, $138 million and $89 million for the years ended December 31, 2024, 2023 and 2022. The net book value of patient service equipment sales and dispositions within the Patient Direct segment, net of the gain for returned equipment to Philips Respironics for previously recalled equipment, were $34 million, $36 million and $22 million for the years ended December 31, 2024, 2023 and 2022.

As a result of different practices of categorizing costs and different business models throughout our industry, our gross profits may not necessarily be comparable to other companies in our industry.

Inventory valuation allowance adjustments, including for excess and obsolete inventory, are recorded as a charge to cost of goods sold.

Distribution, Selling and Administrative (DS&A) Expenses. DS&A expenses include shipping and handling costs, labor, certain depreciation and amortization, certain research and development costs and other costs for selling and administrative functions. We incurred research and development costs, primarily included in DS&A expenses on the consolidated statement of operations, of $13 million, $13 million, and $12 million for the years ended 2024, 2023 and 2022.

Shipping and Handling. Shipping and handling costs are primarily included in DS&A expenses in the consolidated statements of operations and include costs to store, to move, and to prepare products for shipment, as well as costs to deliver products to customers. Shipping and handling costs totaled $665 million, $641 million, and $581 million for the years ended December 31, 2024, 2023, and 2022.

Share-Based Compensation. We account for share-based payments to teammates at fair value and recognize the related expense primarily in DS&A expenses over the service period for awards expected to vest. The fair value of nonvested performance shares is dependent upon our assessment of the probability of achievement of financial targets for the performance period.

Derivative Financial Instruments. We are directly and indirectly affected by changes in foreign currency, which may adversely impact our financial performance and are referred to as "market risks." When deemed appropriate, we use derivatives as a risk management tool to mitigate the potential impact of certain market risks. We use forward contracts, which are agreements to buy or sell a quantity at a predetermined future date and at a predetermined rate or price. We do not enter into derivative financial instruments for trading purposes.

All derivatives are carried at fair value in our consolidated balance sheets. The designation of a derivative instrument as a hedge and its ability to meet the hedge accounting criteria determine how we record the change in fair value of the derivative instrument in our consolidated financial statements. A derivative qualifies for hedge accounting if, at inception, we expect the derivative will be highly effective in offsetting the underlying hedged cash flows and we fulfill the hedge documentation standards at the time we enter into the derivative contract. We designate a hedge as a cash flow hedge, fair value hedge, or a net investment hedge based on the exposure we are hedging. For the effective portion of qualifying cash flow hedges, we record changes in fair value in other comprehensive income (OCI). We release the derivative's gain or loss from OCI to match the timing of the underlying hedged items' effect on earnings. We review the effectiveness of our hedging instruments quarterly, recognize current period hedge ineffectiveness immediately in earnings, and discontinue hedge accounting for any hedge that we no longer consider to be highly effective. We recognize changes in fair value for derivatives not designated as hedges or those not qualifying for hedge accounting in current period earnings. The cash flow impacts of the derivative instruments are included in our consolidated statements of cash flows as a component of operating or financing activities.

Income Taxes. We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided if it is more likely than not that a deferred tax asset will not be realized. When we have claimed tax benefits that may be challenged by a tax authority, an estimate of the effect of these uncertain tax positions is recorded. It is our policy to provide for uncertain tax positions and the related interest and penalties based upon an assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. To the extent that the tax outcome of these uncertain tax positions changes, based on our assessment, such changes in estimate may impact the income tax provision in the period in which such determination is made.

We earn a portion of our operating income in foreign jurisdictions outside the U.S. We are permanently reinvested in our foreign subsidiaries. Our policy election for global intangible low-taxed income is that we will record such taxes as a current period expense once incurred and will follow the tax law ordering approach.

Fair Value Measurements. Fair value is determined based on assumptions that a market participant would use in pricing an asset or liability. The assumptions used are in accordance with a three-tier hierarchy, defined by GAAP, that draws a distinction between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs that require the use of present value and other valuation techniques in the determination of fair value (Level 3).

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued payroll and related liabilities reported in the consolidated balance sheets approximate fair value due to the short-term nature of these instruments. The estimated fair value of our reporting units determined during a quantitative review of goodwill utilizes unobservable inputs (Level 3). The fair value of debt is estimated based on quoted market prices or dealer quotes for the identical liability when traded as an asset in an active market (Level 1) or, if quoted market prices or dealer quotes are not available, on the borrowing rates currently available for loans with similar terms, credit ratings, and average remaining maturities (Level 2). See Note 8 for the fair value of debt. The fair value of our derivative contracts are determined based on the present value of expected future cash flows considering the risks involved, including non-performance risk, and using discount rates appropriate for the respective maturities. Observable Level 2 inputs are used to determine the present value of expected future cash flows. See Note 11 for the fair value of derivatives.

Our acquisitions may include contingent consideration as part of the purchase price. The fair value of contingent consideration is estimated as of the acquisition date and at the end of each subsequent reporting period based on the present value of the contingent payments to be made using a weighted probability of possible payments (Level 3). Subsequent changes in fair value are recorded as adjustments to acquisition-related charges and intangible amortization within the consolidated statements of operations.

Acquisition-Related Charges and Intangible Amortization. Acquisition-related charges consist primarily of one-time costs related to the expected acquisition of Rotech Healthcare Holdings Inc., (Rotech) and the Agreement and Plan of Merger dated January 7, 2022 to acquire Apria, Inc. (Apria Acquisition), including transaction costs necessary to consummate the acquisition, which consisted of investment banking advisory fees and legal fees, director and officer tail insurance expense, severance and retention bonuses, and professional fees. Acquisition-related charges and intangible amortization also includes transition expenses and costs to integrate personnel, systems and processes along with amortization of intangible assets established during acquisition method of accounting for business combinations. These amounts are highly dependent on the size and frequency of acquisitions and are excluded from our segment results to allow for a more consistent comparison with forecasted, current and historical results.

Exit and Realignment Charges, net. Exit and realignment charges, net consist of costs associated with optimizing our operations which includes the consolidation of certain production facilities, distribution centers, warehouses, administrative offices and IT strategic initiatives, divestiture related costs and other strategic actions. These charges also include costs associated with our 2023-2024 Operating Model Realignment Program, which includes professional fees, severance and other costs to streamline functions and processes. Costs associated with exit and realignment activities are recorded at their fair value when incurred. Liabilities are established at the cease-use date for remaining contractual obligations discounted using a credit-adjusted risk-free rate of interest. We evaluate these assumptions quarterly and adjust the liability accordingly. Severance benefits are generally recorded when payment is considered probable and reasonably estimable. These costs are not normal recurring, cash operating expenses necessary for the Company to operate its business on an ongoing basis.

Net (Loss) Income Per Share. Basic and diluted net (loss) income per share are calculated pursuant to the two-class method, under which unvested share-based payment awards containing non-forfeitable rights to dividends are participating securities. Diluted income per share reflects the potential dilution that could occur if restricted awards were exercised or converted into common stock.

Foreign Currency Translation. Our foreign subsidiaries generally consider their local currency to be their functional currency. Assets and liabilities of these foreign subsidiaries are translated into U.S. dollars at period-end exchange rates and revenues, cost of goods sold and expenses are translated at average exchange rates during the period. Cumulative currency translation adjustments are included in accumulated other comprehensive loss in shareholders' equity. Gains and losses on intercompany foreign currency transactions that are long-term in nature and which we do not intend to settle in the foreseeable future are also recognized in other comprehensive income (loss) in shareholders' equity. Realized gains and losses from foreign currency transactions are recorded in other operating expense (income), net in the consolidated statements of operations and were not material to our consolidated results of operations in 2024, 2023, and 2022.

Business Combinations. We account for acquired businesses using the acquisition method of accounting, which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. The results of operations of the businesses acquired by the Company are included as of the respective acquisition date.

Recently Adopted Accounting Pronouncements. In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires disclosure of additional detailed information about a reportable segment's expenses, including significant segment expenses regularly provided to the Chief Operating Decision Maker (CODM), the title and position of the CODM, and how the CODM uses the reported measure(s) of a segment's profit or loss. This ASU is effective for us in annual periods beginning after December 15, 2023 and interim periods within annual years beginning after December 15, 2024. The amendments in this ASU must be applied on a retrospective basis to all prior periods presented in the financial statements and early adoption is permitted. We adopted this ASU effective with the annual year ending December 31, 2024. Its adoption impacted our disclosures with no impacts to our results of operations, financial condition and cash flows.

Recently Issued Accounting Pronouncements Not Yet Adopted. In December 2023, the FASB Issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which will require additional annual income tax disclosures, including disclosure of reconciling items by jurisdiction and nature to the extent those items exceed a specified threshold. In addition, this ASU will require disclosure of income taxes paid, net of refunds received disaggregated by federal, state, and foreign and by jurisdiction if the amount is more than 5% of total income tax payments, net of refunds received. The amendments in this ASU are effective for us in annual periods beginning after December 15, 2024. The amendments in this ASU are required to be applied on a prospective basis and retrospective adoption is permitted. We expect this ASU to only impact our disclosures with no impacts to our results of operations, financial condition and cash flows.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses which will require additional disclosures about a public business entity's expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions. The amendments in this ASU are effective for us in annual periods beginning after December 15, 2026. The amendments in this ASU are required to be applied on a prospective basis and retrospective adoption is permitted. We expect this ASU to only impact our disclosures with no impacts to our results of operations, financial condition and cash flows.

Note 2—Significant Concentration Risk

Many of our hospital customers in the U.S. are represented by group purchasing organizations (GPOs) that contract with us for services on behalf of the GPO members. GPOs representing a significant portion of our business are Vizient, Premier, Inc. and Health Trust Purchasing Group. Members of these GPOs have incentives to purchase from their primary selected distributor; however, they operate independently and are free to negotiate directly with distributors and manufacturers. For 2024, net revenue from hospitals under contract with these GPOs represented approximately 65% of our consolidated net revenue.

In 2024, 2023 and 2022, no sales of products of any individual suppliers exceeded 10% of our consolidated net revenue.

Note 3—Acquisitions

Acquisition of Apria. On March 29, 2022 (the Apria Acquisition Date), we completed the acquisition of 100% of Apria, Inc. (Apria) pursuant to the Agreement and Plan of Merger dated January 7, 2022, in exchange for approximately $1.7 billion, net of $144 million of cash acquired. The purchase was funded with a combination of debt and cash on hand. Apria is a leading provider of integrated home healthcare equipment and related services in the U.S. This division is reported as part of the Patient Direct segment.

The following table provides pro forma results of net revenue and net loss for the year ended December 31, 2022 as if Apria was acquired on January 1, 2021, based on the final purchase price allocation. The pro forma results below are not necessarily indicative of the results that would have been if the acquisition had occurred on the dates indicated, nor are the pro forma results indicative of results which may occur in the future.

		Year Ended December 31, 2022
Net revenue	$	10,232,588
Net loss	$	(97,687)

Pro forma net loss of $98 million for the year ended December 31, 2022 includes pro forma adjustments for interest expense of $21 million and amortization of intangible assets of $11 million. The pro forma net loss for the year ended December 31, 2022 also includes $39 million in seller transaction expenses and stock compensation expense associated with $108 million owed to the holders of Apria stock awards in connection with the Apria Acquisition. Revenue and net loss of Apria since the Apria Acquisition Date included in the consolidated statement of operations for the year ended December 31, 2022 were $937 million and $3.3 million, respectively.

Acquisition-related charges within acquisition-related charges and intangible amortization presented in our consolidated statements of operations for the year ended December 31, 2024 were $22 million, related to the expected acquisition of Rotech, which consisted primarily of legal and professional fees. Acquisition-related charges for the years ended December 31, 2023 and 2022 were $18 million, and $48 million, consisting of costs primarily related to the acquisition of Apria. These amounts are excluded from our segments' operating income.

Note 4—Property and Equipment, Net

Property and equipment, net, consists of the following:

December 31,	2024	2023
Land and land improvements	$ 9,376	$ 22,959
Buildings and leasehold improvements	171,870	201,939
Machinery and equipment	472,590	492,551
Patient service equipment	388,445	362,192
Construction in progress	32,185	10,728
Property and equipment, gross	1,074,466	1,090,369
Accumulated depreciation and amortization	(565,119)	(546,397)
Property and equipment, net	$ 509,347	$ 543,972

Depreciation and amortization expense for property and equipment and assets under finance leases was $183 million, $188 million, and $136 million for the years ended December 31, 2024, 2023, and 2022.

Note 5—Goodwill and Intangible Assets, Net

The following table summarizes the changes in the carrying amount of goodwill through December 31, 2024:

	Patient Direct	Products & Healthcare Services	Consolidated
Carrying amount of goodwill, December 31, 2022	$ 1,533,670	$ 103,035	$ 1,636,705
Currency translation adjustments	1,582	—	1,582
Acquisition adjustment	—	559	559
Carrying amount of goodwill, December 31, 2023	$ 1,535,252	$ 103,594	$ 1,638,846
Goodwill impairment charge	(307,112)	—	(307,112)
Currency translation adjustments	—	(453)	(453)
Carrying amount of goodwill, December 31, 2024	**$ 1,228,140**	**$ 103,141**	**$ 1,331,281**

As of October 1, 2024, we performed our annual impairment test and there were no impairments of goodwill. During the three months ended December 31, 2024, we experienced financial market changes inclusive of a decline in Owens & Minor's stock price and an increase in the risk free interest rate resulting in an increase in the discount rate used for impairment analysis. Additionally, anticipated changes in pricing of a capitated contract contributed to a reduction in projected future cash flows within our Apria reporting unit. As a result of these factors during the three months ended December 31, 2024, we performed an interim quantitative goodwill impairment test and concluded that the fair value for our Apria reporting unit within our Patient Direct segment was below its carrying amount. The amount by which the carrying value of the impaired reporting unit exceeded its fair value was $305 million and we recognized a pre-tax impairment charge of $307 million ($305 million after-tax) for the quarter ended December 31, 2024.

We recorded these amounts in 'Goodwill impairment charge' in our consolidated statements of operations. No impairment of goodwill was recorded for the years ended December 31, 2023 and 2022.

Intangible assets subject to amortization, which excludes indefinite-lived intangible assets at December 31, 2024 and 2023 were as follows:

	2024			2023		
	Customer Relationships	Tradenames	Other Intangibles	Customer Relationships	Tradenames	Other Intangibles
Intangible assets, gross	$ 330,412	$ 202,000	$ 73,055	$ 433,750	$ 202,000	$ 73,958
Accumulated amortization	(167,824)	(89,214)	(51,703)	(236,791)	(69,655)	(41,427)
Intangible assets, net	$ 162,588	$ 112,786	$ 21,352	$ 196,959	$ 132,345	$ 32,531
Weighted average useful life	14 years	10 years	6 years	13 years	10 years	6 years

At December 31, 2024 and 2023, $210 million and $250 million in net intangible assets were held in the Patient Direct segment and $89 million and $112 million were held in the Products & Healthcare Services segment. Amortization expense for intangible assets was $65 million for 2024, $84 million for 2023 and $79 million for 2022.

As of December 31, 2024, based on the carrying value of intangible assets subject to amortization, estimated future amortization expense was as follows:

Year		
2025	$	54,453
2026		50,100
2027		41,751
2028		32,029
2029		25,881
Thereafter		92,512
Total future amortization	$	296,726

Note 6—Leases

The components of lease expense were as follows:

	Classification	Years Ended December 31,		
		2024	2023	2022
Operating lease cost	DS&A Expenses	$ 125,423	$ 109,942	$ 81,520
Finance lease cost:				
Amortization of lease assets	DS&A Expenses	2,194	2,151	2,755
Interest on lease liabilities	Interest expense, net	1,071	1,232	1,516
Total finance lease cost		3,265	3,383	4,271
Short-term lease cost	DS&A Expenses, Cost of goods sold	11,596	8,271	4,129
Variable lease cost	DS&A Expenses, Cost of goods sold	45,850	45,158	35,431
Total lease cost		$ 186,134	$ 166,754	$ 125,351

Variable lease cost consists primarily of taxes, insurance, and common area or other maintenance costs for our leased facilities and patient service equipment which are paid as incurred.

Supplemental balance sheet information was as follows:

	Classification	As of December 31,		
		2024		2023
Assets:				
Operating lease assets	Operating lease assets	$ 355,627	$	296,533
Finance lease assets	Property and equipment, net	6,376		8,477
Total lease assets		$ 362,003	$	305,010
Liabilities:				
Current				
Operating	Other current liabilities	$ 91,221	$	85,665
Finance	Current portion of long-term debt	2,683		2,822
Noncurrent				
Operating	Operating lease liabilities, excluding current portion	286,212		222,429
Finance	Long-term debt, excluding current portion	7,096		9,557
Total lease liabilities		$ 387,212	$	320,473

The gross values recorded under finance leases were $22 million and $22 million with associated accumulated depreciation of $16 million and $14 million as of December 31, 2024 and 2023.

Other information related to leases was as follows:

	Years Ended December 31,		
	2024	**2023**	**2022**
Supplemental cash flow information			
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating and finance leases	**$ 119,157**	$ 109,726	$ 81,821
Financing cash flows from finance leases	**$ 2,761**	$ 2,523	$ 2,850
Right-of-use assets obtained in exchange for new operating and finance lease liabilities	**$ 156,230**	$ 116,230	$ 75,188
Weighted average remaining lease term (years)			
Operating leases	**4.9**	3.9	4.3
Finance leases	**3.5**	4.3	5.2
Weighted average discount rate			
Operating leases	**7.9 %**	7.3 %	6.9 %
Finance leases	**10.6 %**	10.3 %	9.9 %

Maturities of lease liabilities as of December 31, 2024 were as follows:

	Operating Leases	Finance Leases	Total
2025	$ 122,637	$ 3,760	$ 126,397
2026	103,965	2,833	106,798
2027	78,580	2,363	80,943
2028	56,381	2,060	58,441
2029	37,617	511	38,128
Thereafter	70,846	—	70,846
Total lease payments	470,026	11,527	481,553
Less: Interest	(92,593)	(1,748)	(94,341)
Present value of lease liabilities	$ 377,433	$ 9,779	$ 387,212

Note 7—Exit and Realignment Costs, Net

We periodically incur exit and realignment and other charges associated with optimizing our operations which includes the consolidation of certain facilities, IT strategic initiatives, and other strategic actions. These charges also include costs associated with our 2023-2024 Operating Model Realignment Program, which includes professional fees, severance and other costs to streamline functions and processes.

Exit and realignment charges, net were $110 million, $99 million and $6.9 million for the years ended December 31, 2024, 2023 and 2022. These amounts are excluded from our segments' operating income.

We have incurred $110 million and $92 million in charges under our 2023-2024 Operating Model Realignment Program and IT strategic initiatives for the years ended December 31, 2024, and 2023, which are included in the total exit and realignment charges above. Exit and realignment charges, net for the year ended December 31, 2024 also included a gain of $7.4 million associated with the sale of our corporate headquarters. We may incur material future costs relating to certain exit and realignment actions, which remain underway and we are not able to reasonably estimate.

The following table summarizes the activity related to exit and realignment cost accruals through December 31, 2024:

	Total
Accrued exit and realignment charges, December 31, 2021	$ 8,306
Provision for exit and realignment activities:	
Severance	2,018
Other	4,147
Cash payments	(13,502)
Accrued exit and realignment charges, December 31, 2022	969
Provision for exit and realignment activities:	
Severance	11,556
Professional Fees	63,699
Vendor contract and lease termination costs	6,198
IT strategic initiatives	8,649
Other	5,619
Cash payments	(76,643)
Accrued exit and realignment charges, December 31, 2023	20,047
Provision for exit and realignment activities:	
Severance	**2,286**
Professional fees	**70,067**
Vendor contract and lease termination costs	**3,416**
IT strategic initiatives	**11,083**
Other	**15,638**
Cash payments	**(108,438)**
Accrued exit and realignment charges, December 31, 2024	**$ 14,099**

In addition to the exit and realignment accruals in the preceding table and the $7.4 million gain associated with the sale of our corporate headquarters, we also incurred $15 million of costs that were expensed as incurred for the year ended December 31, 2024, which primarily related to accelerated depreciation of certain assets held in our Products & Healthcare Services segment. We also incurred $3.4 million and $0.7 million of costs that were expensed as incurred for the years ended December 31, 2023 and 2022, which primarily related to charges associated with a lease termination and wind-down costs related to a subsidiary, Fusion5.

Note 8—Debt

Debt consists of the following:

	2024		2023	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
4.375% Senior Notes, due December 2024	$ —	$ —	$ 171,232	$ 168,754
Term Loan A	322,957	327,066	387,591	390,668
4.500% Senior Notes, due March 2029	473,976	427,117	472,869	422,647
Term Loan B	499,871	518,665	503,212	518,293
6.625% Senior Notes, due April 2030	542,311	518,671	540,445	529,472
Finance leases and other	14,481	14,481	22,153	22,153
Total debt	1,853,596	1,806,000	2,097,502	2,051,987
Less current maturities	(45,549)	(45,549)	(206,904)	(206,904)
Long-term debt	$ 1,808,047	$ 1,760,451	$ 1,890,598	$ 1,845,083

On September 16, 2024 (the Redemption Date), we redeemed all of our outstanding 4.375% senior notes due in December 2024 (the 2024 Notes), which had an outstanding aggregate principal balance amount of $171 million, pursuant to the terms of the indenture governing the 2024 Notes, at a redemption price equal to 100% of the principal amount of the 2024 Notes, plus accrued and unpaid interest to, but excluding, the Redemption Date. As of the Redemption Date, the 2024 Notes were no longer deemed outstanding and interest on the 2024 Notes ceased to accrue.

On March 29, 2022, we entered into a Security Agreement supplement pursuant to which the Security and Pledge Agreement (the Security Agreement), dated March 10, 2021 was supplemented to grant collateral on behalf of the holders of the 2024 Notes, and the parties secured under the credit agreements (the Secured Parties) including first priority liens and security interests in (a) all present and future shares of capital stock owned by the Grantors (as defined in the Security Agreement) in the Grantors' present and future subsidiaries, subject to certain customary exceptions, and (b) all present and future personal property and assets of the Grantors, subject to certain exceptions. This agreement was terminated on the Redemption Date.

On March 29, 2022, we entered into an amendment to our Receivables Financing Agreement. The amended Receivables Financing Agreement has a maximum borrowing capacity of $450 million. The interest rate under the Receivables Financing Agreement is based on a spread over a benchmark SOFR rate (as described in the Fourth Amendment to the Receivables Financing Agreement, as further amended by the Fifth Amendment to the Receivables Financing Agreement). Under the Receivables Financing Agreement, certain of our accounts receivable balances are sold to our wholly owned special purpose entity, O&M Funding LLC. On October 18, 2024, we entered into the Receivables Sale Program, which amends and restates in its entirety, the Receivables Financing Agreement. Refer to Note 1 for additional content related to the Receivables Sale Program.

We had no borrowings at December 31, 2023 under our Receivables Financing Agreement. At December 31, 2023, we had maximum revolving borrowing capacity of $450 million available under our Receivables Financing Agreement.

On March 29, 2022, we entered into a term loan credit agreement with an administrative agent and collateral agent and a syndicate of financial institutions, as lenders (the Credit Agreement) that provides for two new credit facilities (i) a $500 million Term Loan A facility (the Term Loan A), and (ii) a $600 million Term Loan B facility (the Term Loan B). The interest rate on the Term Loan A is based on the sum of either Term SOFR or the Base Rate and an Applicable Rate which varies depending on the current Debt Ratings or Total Leverage Ratio, determined as to whichever shall result in more favorable pricing to the Borrowers (each as defined in the Credit Agreement). The interest rate on the Term Loan B is based on either the Term SOFR or the Base Rate plus an Applicable Rate. The Term Loan A will mature in March 2027 and the Term Loan B will mature in March 2029. In addition to our scheduled principal payments of $22 million on the Term Loan A and $6.0 million on the Term Loan B, we made unscheduled principal payments of $45 million on Term Loan A during 2024.

On March 10, 2021, we issued $500 million of 4.500% senior unsecured notes due in March 2029 (the 2029 Unsecured Notes), with interest payable semi-annually (the Notes Offering). The 2029 Unsecured Notes were sold at 100% of the principal amount with an effective yield of 4.500%. We may redeem all or part of the 2029 Unsecured Notes prior to March 31, 2024, at a price equal to 100% of the principal amount of the 2029 Unsecured Notes redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date, plus a "make-whole" premium, as described in the Indenture dated March 10, 2021 (the Indenture). On or after March 31, 2024, we may redeem all or part of the 2029 Unsecured Notes at the applicable redemption prices described in the Indenture, plus accrued and unpaid interest, if any, to, but not including, the redemption date. We may also redeem up to 40% of the aggregate principal amount of the 2029 Unsecured Notes at any time prior to March 31, 2024, at a redemption price equal to 104.5% with an amount equal to or less than the net cash proceeds from certain equity offerings, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

On March 29, 2022, we issued $600 million of 6.625% senior unsecured notes due in April 2030 (the 2030 Unsecured Notes), with interest payable semi-annually. The 2030 Unsecured Notes were sold at 100% of the principal amount with an effective yield of 6.625%. We may redeem all or part of the 2030 Unsecured Notes, prior to April 1, 2025, at a price equal to 100% of the principal amount of the 2030 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, plus a "make-whole" premium, as described in the Indenture dated March 29, 2022 (the New Indenture). From and after April 1, 2025, we may redeem all or part of the 2030 Unsecured Notes at the applicable redemption prices described in the New Indenture, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. We may also redeem up to 40% of the aggregate principal amount of the 2030 Unsecured Notes at any time prior to April 1, 2025, at a redemption price equal to 106.625% with an amount equal to or less than the net cash proceeds from certain equity offerings, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

The 2029 Unsecured Notes and the 2030 Unsecured Notes are subordinated to any of our secured indebtedness, including indebtedness under our credit agreements.

On March 29, 2022, we entered into an amendment to our revolving credit agreement, dated as of March 10, 2021 with an administrative agent and collateral agent and a syndicate of financial institutions, as lenders (Revolving Credit Agreement). The amendment (i) increased the aggregate revolving credit commitments under the Revolving Credit Agreement by $150 million, to an aggregate amount of $450 million and (ii) replaced the Eurocurrency Rate with the Adjusted Term SOFR Rate (each as defined in the Revolving Credit Agreement). The Revolving Credit Agreement matures in March 2027.

At December 31, 2024 and 2023, our Revolving Credit Agreement was undrawn, and we had letters of credit, which reduce revolver availability, totaling $31 million and $27 million, leaving $419 million and $423 million available for borrowing. We also had letters of credit and bank guarantees, which support certain leased facilities as well as other normal business activities in the U.S. and Europe that were issued outside of the Revolving Credit Agreement for $2.9 million and $3.0 million as of December 31, 2024 and 2023.

The Revolving Credit Agreement, the Credit Agreement, the 2029 Unsecured Notes, and the 2030 Unsecured Notes contain cross-default provisions which could result in the acceleration of payments due in the event of default of any of the related agreements. The terms of the applicable credit agreements also require us to maintain ratios for leverage and interest coverage, including on a pro forma basis in the event of an acquisition or divestiture. We were in compliance with our debt covenants at December 31, 2024.

As of December 31, 2024, scheduled future principal payments of debt, excluding finance leases and other, were as follows:

Year		
2025	$	40,375
2026		43,500
2027		260,375
2028		6,000
2029		965,654
2030		552,189

Current maturities at December 31, 2024 include $34 million in principal payments on our Term Loan A, $6.0 million in principal payments on our Term Loan B, and $5.2 million in current portion of finance leases and other.

Note 9—Share-Based Compensation

We maintain a share-based compensation plan (the Plan) that is administered by the Our People & Culture Committee of the Board of Directors. The Plan allows us to award or grant to officers, directors and teammates incentive, non-qualified and deferred compensation stock options, stock appreciation rights (SARs), performance stock units and performance shares (collectively Performance Stock Awards (PSAs)), restricted stock units and restricted stock (collectively Restricted Stock Awards (RSAs)) and unrestricted stock. We use authorized and unissued common shares for grants of RSAs, SARs, PSAs or for stock option exercises. At December 31, 2024, approximately 5.1 million common shares were available for issuance under the Plan.

RSAs under the Plan generally vest over one, three or five years. PSAs under the Plan are issuable as restricted stock or common shares upon meeting performance goals and generally have a total performance and vesting period of three years.

We recognize the fair value of stock-based compensation awards, which is based upon the market price of the underlying common stock at the grant date, on a straight-line basis over the estimated requisite service period. RSAs are earned based on service conditions and PSAs are earned based on service conditions, performance conditions, market conditions, or any combination of these. The fair value of PSAs as of the date of grant is estimated assuming that performance goals will be achieved at target levels. If such goals are not probable of being met, or are probable of being met at different levels, recognized compensation cost is adjusted to reflect the change in estimated fair value.

Total share-based compensation expense for December 31, 2024, 2023 and 2022 was $27 million, $23 million and $21 million with recognized tax benefits of $7.0 million, $6.0 million and $5.5 million. Unrecognized compensation cost related to nonvested RSAs, net of estimated forfeitures, was $27 million at December 31, 2024. This amount is expected to be recognized over a weighted-average period of 2.0 years, based on the maximum remaining vesting period required under the awards. Unrecognized compensation cost related to nonvested PSAs as of December 31, 2024 was $4.3 million and will be recognized primarily in 2025 and 2026 if the related performance targets are met at the current level expected.

The following table summarizes the activity and value of nonvested RSAs and PSAs for the years ended December 31, 2024, 2023 and 2022:

	2024		2023		2022	
	Number of Shares	Weighted Average Grant-date Fair Value Per Share	Number of Shares	Weighted Average Grant-date Fair Value Per Share	Number of Shares	Weighted Average Grant-date Fair Value Per Share
Nonvested awards at beginning of year	3,201	$ 21.70	2,777	$ 22.52	4,325	$ 11.57
Granted	1,654	23.37	3,137	18.34	2,745	19.10
Vested	(1,104)	25.16	(1,736)	14.04	(2,667)	8.11
Forfeited	(573)	21.25	(977)	26.82	(1,626)	11.25
Nonvested awards at end of year	3,178	21.45	3,201	21.70	2,777	22.52

The total fair value of RSAs and PSAs vested during the years ended December 31, 2024, 2023 and 2022 was $28 million, $24 million and $22 million.

Note 10—Retirement Plans

Savings and Retirement Plans. We maintain a voluntary 401(k) savings and retirement plans covering substantially all full-time and certain part-time teammates in the U.S. who have met eligibility requirements. We match a certain percentage of each teammates' contribution. These plans also provide for discretionary contributions by us for all eligible teammates, subject to certain limits, and discretionary profit-sharing contributions. We may increase or decrease our contributions at our discretion, on a prospective basis. We incurred $35 million, $15 million and $14 million of expense related to these plans in 2024, 2023 and 2022. We also maintain defined contribution plans in some countries outside of the U.S. in which we operate. Expenses related to these plans were not material in 2024, 2023 and 2022.

U.S. Retirement Plans. We have a frozen noncontributory, unfunded retirement plan for certain retirees in the U.S. (U.S. Retirement Plan).

The following table sets forth the U.S. Retirement Plan's financial status and the amounts recognized in our consolidated balance sheets:

December 31,		2024		2023
Change in benefit obligation				
Benefit obligation, beginning of year	$	**34,059**	$	39,341
Interest cost		**1,524**		1,827
Actuarial gain		**(1,295)**		(3,787)
Benefits paid		**(3,079)**		(3,322)
Benefit obligation, end of year	$	**31,209**	$	34,059
Change in plan assets				
Fair value of plan assets, beginning of year	$	**—**	$	—
Employer contribution		**3,079**		3,322
Benefits paid		**(3,079)**		(3,322)
Fair value of plan assets, end of year	$	**—**	$	—
Funded status, end of year	$	**(31,209)**	$	(34,059)
Amounts recognized in the consolidated balance sheets				
Other current liabilities	$	**(2,936)**	$	(2,975)
Other liabilities		**(28,273)**		(31,084)
Accumulated other comprehensive loss		**4,838**		6,331
Net amount recognized	$	**(26,371)**	$	(27,728)
Accumulated benefit obligation	$	**31,209**	$	34,059
Weighted average assumptions used to determine benefit obligation				
Discount rate		**5.31 %**		4.68 %
Rate of increase in compensation levels		**N/A**		N/A

Plan benefit obligations of the U.S. Retirement Plan were measured as of December 31, 2024 and 2023. Plan benefit obligations are determined using assumptions developed at the measurement date. The weighted average discount rate, which is used to calculate the present value of plan liabilities, is an estimate of the interest rate at which the plan liabilities could be effectively settled at the measurement date. When estimating the discount rate, we review yields available on high-quality, fixed-income debt instruments and use a yield curve model from which the discount rate is derived by applying the projected benefit payments under the plan to points on a published yield curve.

The components of net periodic benefit cost for the U.S. Retirement Plan were as follows:

Years Ended December 31,		2024		2023		2022
Interest cost	$	**1,524**	$	1,827	$	1,176
Recognized net actuarial loss		**198**		431		923
Net periodic benefit cost	$	**1,722**	$	2,258	$	2,099
Weighted average assumptions used to determine net periodic benefit cost						
Discount rate		**4.68 %**		4.87 %		2.43 %
Rate of increase in future compensation levels		**N/A**		N/A		N/A

Amounts recognized for the U.S. Retirement Plan as a component of accumulated other comprehensive loss as of the end of the year that have not been recognized as a component of the net periodic benefit cost are presented in the following table. We expect to recognize approximately $0.1 million of the net actuarial loss reported in the following table as of December 31, 2024, as a component of net periodic benefit cost during 2025.

Years Ended December 31,	2024	2023
Net actuarial loss	$ (4,838)	$ (6,331)
Deferred tax benefit	3,479	3,867
Amounts included in accumulated other comprehensive loss, net of tax	$ (1,359)	$ (2,464)

As of December 31, 2024, the expected benefit payments required, based on the same assumptions used to measure our year-end benefit obligation, for each of the next five years and the five-year period thereafter for the U.S. Retirement Plan were as follows:

Year	
2025	$ 2,899
2026	2,722
2027	2,555
2028	2,390
2029	2,246
2030-2034	8,471

International Retirement Plans. Certain of our foreign subsidiaries have defined benefit pension plans covering substantially all of their respective teammates. As of December 31, 2024 and 2023, the accumulated benefit obligation under these plans was $14 million and $16 million. We recorded $3.3 million, $4.3 million and $3.6 million in net periodic benefit cost for the years ended December 31, 2024, 2023 and 2022.

Note 11—Derivatives

We are directly and indirectly affected by changes in foreign currency, which may adversely impact our financial performance and are referred to as "market risks." When deemed appropriate, we use derivatives as a risk management tool to mitigate the potential impact of certain market risks. We do not enter into derivative financial instruments for trading purposes.

We enter into foreign currency contracts to manage our foreign exchange exposure related to certain balance sheet items that do not meet the requirements for hedge accounting. These derivative instruments are adjusted to fair value at the end of each period through earnings. The gain or loss recorded on these instruments is substantially offset by the remeasurement adjustment on the foreign currency denominated asset or liability.

We pay interest on our Credit Agreement which fluctuates based on changes in our benchmark interest rates. In order to mitigate the risk of increases in benchmark rates on our term loans, we entered into an interest rate swap agreement whereby we agree to exchange with the counterparty, at specified intervals, the difference between fixed and variable amounts calculated by reference to the notional amount. The interest rate swap was designated as a cash flow hedge. Cash flows related to the interest rate swap agreement are included in interest expense, net.

We determine the fair value of our foreign currency derivatives and interest rate swaps based on observable market-based inputs or unobservable inputs that are corroborated by market data. We do not view the fair value of our derivatives in isolation, but rather in relation to the fair values or cash flows of the underlying exposure. All derivatives are carried at fair value in our consolidated balance sheets. We consider the risk of counterparty default to be minimal. We report cash flows from our hedging instruments in the same cash flow statement category as the hedged items.

The following table summarizes the terms and fair value of our outstanding derivative financial instruments as of December 31, 2024:

	Notional Amount	Maturity Date	Derivative Assets Classification	Fair Value	Derivative Liabilities Classification	Fair Value
Cash flow hedges						
Interest rate swaps	$ 300,000	March 2027	Other assets, net	$ 6,113	Other liabilities	$ —
Economic (non-designated) hedges						
Foreign currency contracts	$ 43,238	January 2025	Other current assets	$ 8	Other current liabilities	$ 255

The following table summarizes the terms and fair value of our outstanding derivative financial instruments as of December 31, 2023:

	Notional Amount	Maturity Date	Derivative Assets Classification	Fair Value	Derivative Liabilities Classification	Fair Value
Cash flow hedges						
Interest rate swaps	$ 350,000	March 2027	Other assets, net	$ 8,447	Other liabilities	$ —
Economic (non-designated) hedges						
Foreign currency contracts	$ 78,436	January 2024	Other current assets	$ 1,043	Other current liabilities	$ —

The notional amount of the interest rate swap represents the amount in effect at the end of the period. Based on contractual terms, the notional amount will decrease in increments of $50 million on the last business day of March of each year until the maturity date.

The following table summarizes the effect of cash flow hedge accounting on our consolidated statements of operations for the year ended December 31, 2024:

	Amount of Gain Recognized in Other Comprehensive (Loss) Income	Location of Gain Reclassified from Accumulated Other Comprehensive Loss into Income	Total Amount of Expense Line Items Presented in the Consolidated Statement of Operations in Which the Effects are Recorded	Amount of Gain/ (Loss) Reclassified from Accumulated Other Comprehensive Loss into Income
Interest rate swaps	$ 5,492	Interest expense, net	$ 143,804	$ 7,826

The amount of ineffectiveness associated with these contracts was immaterial for the periods presented.

The following table summarizes the effect of cash flow hedge accounting on our consolidated statements of operations for the year ended December 31, 2023:

	Amount of Gain Recognized in Other Comprehensive (Loss) Income	Location of Gain Reclassified from Accumulated Other Comprehensive Loss into Income	Total Amount of Expense Line Items Presented in the Consolidated Statement of Operations in Which the Effects are Recorded	Amount of Gain/(Loss) Reclassified from Accumulated Other Comprehensive Loss into Income
Interest rate swaps	$ 2,707	Interest expense, net	$ 157,915	$ 9,720

The amount of ineffectiveness associated with these contracts was immaterial for the periods presented.

The following table summarizes the effect of cash flow hedge accounting on our consolidated statements of operations for the year ended December 31, 2022:

	Amount of Gain Recognized in Other Comprehensive Income	Location of Gain Reclassified from Accumulated Other Comprehensive Loss into Income	Total Amount of Expense Line Items Presented in the Consolidated Statement of Operations in Which the Effects are Recorded	Amount of Gain/(Loss) Reclassified from Accumulated Other Comprehensive Loss into Income
Interest rate swaps	$ 14,814	Interest expense, net	$ 128,891	$ (647)

The amount of ineffectiveness associated with these contracts was immaterial for the periods presented.

For the years ended December 31, 2024, 2023 and 2022 we recognized losses of $3.5 million, $0.3 million and $0.9 million, associated with our economic (non-designated) foreign currency contracts.

We recorded the change in fair value of derivative instruments and the remeasurement adjustment of the foreign currency denominated asset or liability in other operating expense (income), net for our foreign exchange contracts.

Note 12—Income Taxes

The components of net (loss) income before income taxes consist of the following:

Years Ended December 31,	2024	2023	2022
Net (loss) income before income taxes:			
U.S.	$ (383,475)	$ (65,432)	$ (17,650)
Foreign	26,118	10,706	28,541
Net (loss) income before income taxes	$ (357,357)	$ (54,726)	$ 10,891

The income tax provision (benefit) consists of the following:

Years Ended December 31,	2024	2023	2022
Current tax provision:			
Federal	$ 22,034	$ 3,887	$ 1,090
State	4,187	1,535	5,125
Foreign	5,223	4,886	8,648
Total current tax provision	31,444	10,308	14,863
Deferred tax benefit:			
Federal	(19,262)	(18,081)	(8,671)
State	(6,460)	(4,823)	(5,395)
Foreign	(393)	(829)	(12,295)
Total deferred tax benefit	(26,115)	(23,733)	(26,361)
Total income tax provision (benefit)	$ 5,329	$ (13,425)	$ (11,498)

A reconciliation of the federal statutory rate to our effective income tax rate is shown below:

Years Ended December 31,	2024	2023	2022
Federal statutory rate	21.0 %	21.0 %	21.0 %
Increases (decreases) in the rate resulting from:			
Unrecognized tax benefits	(5.0)%	(2.6)%	10.2 %
State income taxes, net of federal income tax impact	0.8 %	6.4 %	(7.1)%
Research and development (R&D) credit	0.9 %	4.4 %	(29.9)%
Foreign income taxes	(0.1)%	(0.9)%	0.5 %
Valuation allowance	0.5 %	(0.5)%	— %
Restricted stock vestings	(0.1)%	(1.0)%	(57.3)%
Nondeductible Interest	(0.2)%	(1.5)%	6.6 %
Nondeductible compensation	(0.9)%	(3.6)%	28.9 %
Foreign repatriation change (Thailand)	— %	— %	(96.3)%
Non-deductible transaction costs	— %	— %	19.5 %
Foreign derived intangible income (FDII)	— %	4.0 %	— %
Global intangible low-taxed income	(0.2)%	0.7 %	5.0 %
Goodwill impairment	(17.6)%	— %	— %
Other	(0.6)%	(1.9)%	(6.7)%
Effective income tax rate	(1.5)%	24.5 %	(105.6)%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

December 31,	2024	2023
Deferred tax assets:		
Employee benefit plans	$ 29,456	$ 28,763
Accrued liabilities not currently deductible	20,046	15,997
Finance charges	1,970	2,173
Lease liabilities	101,240	83,895
Allowance for losses on accounts receivable	7,967	7,335
Net operating loss carryforwards	22,780	41,165
Capital loss carryover	28,435	30,034
Interest limitation	20,373	13,082
Insurance	1,789	1,323
R&D capitalized costs	26,283	21,974
Other	9,559	8,462
Total deferred tax assets	269,898	254,203
Less: valuation allowances	(33,830)	(35,520)
Net deferred tax assets	236,068	218,683
Deferred tax liabilities:		
Merchandise inventories	25,699	25,866
Goodwill	5,017	5,426
Property, equipment and computer software	60,960	69,411
Right-of-use assets	94,121	79,303
Derivatives	1,590	2,196
Intangible assets	49,113	62,301
Other	884	859
Total deferred tax liabilities	237,384	245,362
Net deferred tax liability	$ (1,316)	$ (26,679)

The valuation allowances relate to deferred tax assets for U.S. federal and state capital loss carryforwards and net operating loss carryforwards and credit carryforwards in various state jurisdictions. The U.S. capital loss carryforward, which has a full valuation allowance, has an expiration date of five years. As of December 31, 2024, federal net operating losses of approximately $32 million are available to offset future federal taxable income. The entire $32 million of net operating losses have an unlimited carryforward period and will not expire. The capital loss and net operating loss carryforwards in various state jurisdictions have various expiration dates ranging from five years to an unlimited carryforward period. As of December 31, 2024, there are $3.8 million of credit carryforwards available, with various expiration dates ranging from five to twenty years. Based on management's judgment using available evidence about historical and expected future taxable earnings, management believes it is more likely than not that we will realize the benefit of the existing deferred tax assets, net of valuation allowances, at December 31, 2024.

Cash payments for income taxes, including interest, for 2024, 2023 and 2022 were $11 million, $13 million and $38 million. Cash tax refunds received for 2024, 2023 and 2022 were $5.8 million, $20 million and $4.2 million.

A summary of the changes in the liability for unrecognized tax benefits from the beginning to the end of the reporting period is as follows:

	2024	2023
Unrecognized tax benefits at January 1,	$ 22,741	$ 22,499
Increases for positions taken during current period	430	410
Increases for positions taken during prior periods	15,098	13
Lapse of statute of limitations	(3,468)	(181)
Unrecognized tax benefits at December 31,	$ 34,801	$ 22,741

Included in the liability for unrecognized tax benefits at December 31, 2024 and 2023, there were no and $2.7 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. These tax positions are temporary differences which do not impact the annual effective tax rate under deferred tax accounting. Any change in the deductibility period of these tax positions would impact the timing of cash payments to taxing jurisdictions. Unrecognized tax benefits of $35 million and $20 million at December 31, 2024 and 2023 would impact our effective tax rate if recognized and the remaining would not impact our effective tax rate.

We recognize accrued interest and penalties related to unrecognized tax benefits. Accrued interest at December 31, 2024 and 2023 was $13 million and $5.7 million. The amounts recognized in interest expense for the years ended December 31, 2024, 2023 and 2022 were $7.6 million, $1.7 million and $1.0 million. There were no penalties accrued at December 31, 2024, 2023 and 2022 or recognized in 2024, 2023 and 2022.

On August 26, 2020, we received a Notice of Proposed Adjustment (NOPA) from the Internal Revenue Service (IRS) regarding our 2015 and 2016 consolidated income tax returns. On June 30, 2021, we received a NOPA from the IRS regarding our 2017 and 2018 consolidated income tax returns. Within the NOPAs, the IRS has asserted that our taxable income for the aforementioned years should be higher based on their assessment of the appropriate amount of taxable income that we should report in the U.S. in connection with our sourcing of products by our foreign subsidiaries for sale in the U.S. by our domestic subsidiaries. The transfer pricing methodology was consistently applied for all years subject to the NOPAs and 2019 into 2022, but is no longer employed.

In late June 2024, the IRS and the relevant foreign taxing authority mutually agreed to proposed adjustments to our 2015 through 2018 consolidated tax returns. As a result, we remeasured the uncertain tax position for the 2015 through 2018 tax years, as well as the affected 2019 through 2022 tax years, to the amount expected to be paid upon a final agreement with the IRS. This matter does not impact our 2023, 2024 or future tax years. The total change in estimate, net of an income tax benefit from the foreign taxing authority, was $19 million, or a $0.24 negative impact per basic and diluted common share, including $5.3 million of interest, for the twelve months ended December 31, 2024 and is reflected within the income tax provision on our consolidated statements of operations. The total change in estimate reflects an increase in the liability for unrecognized tax benefits of $20 million recorded within other current liabilities, partially offset by a $1.9 million increase in the receivable from the foreign taxing authority recorded within other current assets, on our consolidated balance sheet at December 31, 2024. As of December 31, 2024, we owed $43 million associated with the NOPA matter, which includes $12 million of interest accrued on the matter through December 31,

2024. The balance sheet classification and amount owed may be subject to change depending on the timing of a final agreement with the IRS.

We file income tax returns in the U.S. federal and various state and foreign jurisdictions. Our U.S. federal income tax returns for the years 2019 through 2023 are subject to examination. Our income tax returns for U.S. state and local jurisdictions are generally open for the years 2019 through 2023; however, certain returns may be subject to examination for differing periods. The former owners are contractually obligated to indemnify us for all income tax liabilities incurred by the Halyard foreign entities located in Thailand prior to its acquisition on April 30, 2018.

Note 13—Net (Loss) Income per Common Share

The following summarizes the calculation of net (loss) income per common share attributable to common shareholders for the years ended December 31, 2024, 2023 and 2022:

(in thousands, except per share data)

Year Ended December 31,	2024	2023	2022
Net (loss) income	$ (362,686)	$ (41,301)	$ 22,389
Weighted average shares outstanding - basic	76,741	75,785	74,496
Dilutive shares	—	—	1,721
Weighted average shares outstanding - diluted	76,741	75,785	76,217
Net (loss) income per common share			
Basic	$ (4.73)	$ (0.54)	$ 0.30
Diluted	$ (4.73)	$ (0.54)	$ 0.29

Share-based awards for the years ended December 31, 2024 and 2023, of approximately 1.5 million and 1.6 million shares were excluded from the calculation of net loss per diluted common share as the effect would be anti-dilutive.

Note 14—Accumulated Other Comprehensive (Loss) Income

The following tables show the changes in accumulated other comprehensive (loss) income by component for the years ended December 31, 2024, 2023 and 2022:

	Retirement Plans	Currency Translation Adjustments	Derivatives	Total
Accumulated other comprehensive (loss) income, December 31, 2023	$ (5,115)	$ (32,954)	$ 6,251	$ (31,818)
Other comprehensive (loss) income before reclassifications	(1,082)	(15,145)	5,492	(10,735)
Income tax	280	—	(1,428)	(1,148)
Other comprehensive (loss) income before reclassifications, net of tax	(802)	(15,145)	4,064	(11,883)
Amounts reclassified from accumulated other comprehensive income (loss)	198	—	(7,826)	(7,628)
Income tax	(51)	—	2,036	1,985
Amounts reclassified from accumulated other comprehensive income (loss), net of tax	147	—	(5,790)	(5,643)
Other comprehensive loss	(655)	(15,145)	(1,726)	(17,526)
Accumulated other comprehensive (loss) income, December 31, 2024	$ (5,770)	$ (48,099)	$ 4,525	$ (49,344)

	Retirement Plans	Currency Translation Adjustments	Derivatives	Total
Accumulated other comprehensive (loss) income, December 31, 2022	$ (7,201)	$ (40,095)	$ 11,441	$ (35,855)
Other comprehensive income before reclassifications	2,405	7,141	2,707	12,253
Income tax	(639)	—	(704)	(1,343)
Other comprehensive income before reclassifications, net of tax	1,766	7,141	2,003	10,910
Amounts reclassified from accumulated other comprehensive income (loss)	431	—	(9,720)	(9,289)
Income tax	(111)	—	2,527	2,416
Amounts reclassified from accumulated other comprehensive income (loss), net of tax	320	—	(7,193)	(6,873)
Other comprehensive income (loss)	2,086	7,141	(5,190)	4,037
Accumulated other comprehensive (loss) income, December 31, 2023	$ (5,115)	$ (32,954)	$ 6,251	$ (31,818)

	Retirement Plans	Currency Translation Adjustments	Derivatives	Total
Accumulated other comprehensive loss, December 31, 2021	$ (14,597)	$ (25,994)	$ —	$ (40,591)
Other comprehensive income (loss) before reclassifications	8,359	(14,101)	14,814	9,072
Income tax	(1,646)	—	(3,851)	(5,497)
Other comprehensive income (loss) before reclassifications, net of tax	6,713	(14,101)	10,963	3,575
Amounts reclassified from accumulated other comprehensive loss	923	—	647	1,570
Income tax	(240)	—	(169)	(409)
Amounts reclassified from accumulated other comprehensive loss, net of tax	683	—	478	1,161
Other comprehensive income (loss)	7,396	(14,101)	11,441	4,736
Accumulated other comprehensive income (loss), December 31, 2022	$ (7,201)	$ (40,095)	$ 11,441	$ (35,855)

We include amounts reclassified out of accumulated other comprehensive (loss) income related to defined benefit pension plans as a component of net periodic benefit cost recorded in Other expense, net.

Note 15— Commitments, Contingent Liabilities, and Legal Proceedings

Commitments include $48 million of legally binding lease payments for the Morgantown, West Virginia center of excellence for medical supplies and logistics lease signed, but not yet commenced, as well as $23 million of legally binding lease payments for the Sioux Falls, South Dakota integrated service center lease signed, but not yet commenced.

On July 22, 2024, we entered into an Agreement and Plan of Merger to acquire Rotech for $1.36 billion in cash. Given anticipated tax benefits of approximately $40 million from the transaction, the net purchase price is approximately $1.32 billion. Rotech is a national leader in providing home medical equipment in the U.S. The definitive agreement contains certain termination rights for the Company and Rotech. In the event that we terminate the contract, we will be required to pay Rotech a termination fee of $70 million. The transaction is subject to customary closing conditions, including expiration or termination of the applicable waiting period under the Hart Scott Rodino Act, and is expected to close in the first half of 2025. We have fully committed financing in place and expect to use a combination of cash and incremental borrowings to fund the purchase price.

We are party to various legal claims that are ordinary and incidental to our business, including ones related to commercial disputes, employment, workers' compensation, product liability, regulatory, cybersecurity, environmental tort and other matters. We maintain insurance coverage for cybersecurity, employment, product liability, workers' compensation and other personal injury litigation matters, subject to policy limits, applicable deductibles and insurer solvency. From time to time, we establish estimated liabilities based upon periodic assessment of the potential outcomes of pending matters.

Based on current knowledge and the advice of counsel, we believe that the liability recorded on the consolidated balance sheet as of December 31, 2024 for currently pending matters considered probable of loss, is sufficient. In addition, we believe that other currently pending matters are not reasonably possible to result in a material loss, as payment of the amounts claimed is remote, the claims are immaterial, individually and in the aggregate, or the claims are expected to be adequately covered by insurance, subject to policy limits, applicable deductibles, exclusions, and insurer solvency.

Note 16—Segment Information

We periodically evaluate our application of accounting guidance for reportable segments and disclose information about reportable segments based on the way management organizes the enterprise for making operating decisions and assessing performance. We report our business under two segments: Products & Healthcare Services and Patient Direct. The Products & Healthcare Services segment includes our U.S. distribution division (Medical Distribution), including outsourced logistics and value-added services business, and our Global Products division which manufactures and sources medical surgical products through our production and kitting operations. The Patient Direct segment includes our home healthcare divisions (Byram and Apria).

The CODM for both of our segments is the President, Chief Executive Officer & Director. The CODM uses segment income to evaluate the performance of our segments, determine incentive compensation, and engage in financial and operational planning, including the allocation of labor, financial and capital resources. Segment income excludes acquisition-related charges and intangible amortization, exit and realignment charges, net, and goodwill impairment charges, along with other adjustments, that, either as a result of their nature or size, would not be expected to occur as part of our normal business operations on a regular basis. Segment assets exclude inter-segment account balances as we believe their inclusion would be misleading and not meaningful. The following tables present financial information by segment:

	Year Ended December 31, 2024		
	Products & Healthcare Services	Patient Direct	Consolidated
Net revenue	$ 8,020,771	$ 2,680,112	$ 10,700,883
Cost of goods sold	7,081,997	1,399,732	
Distribution, selling and administrative expenses	879,671	1,030,120	
Other operating expense (income), net	6,091	(9,895)	
Segment income	$ 53,012	$ 260,155	313,167
Acquisition-related charges and intangible amortization			(86,543)
Exit and realignment charges, net			(110,162)
Goodwill impairment charge			(307,112)
Litigation and related charges [1]			(17,119)
Operating loss			$ (207,769)
Capital expenditures	$ 50,050	$ 178,112	228,162

	Year Ended December 31, 2023		
	Products & Healthcare Services	Patient Direct	Consolidated
Net revenue	$ 7,781,395	$ 2,552,572	$ 10,333,967
Cost of goods sold	6,873,254	1,335,553	
Distribution, selling and administrative expenses	843,967	969,592	
Other operating expense, net	6,365	564	
Segment income	$ 57,809	$ 246,863	304,672
Acquisition-related charges and intangible amortization			(101,037)
Exit and realignment charges, net			(99,127)
Operating income			$ 104,508
Capital expenditures	$ 29,361	$ 178,531	207,892

	Year Ended December 31, 2022		
	Products & Healthcare Services	Patient Direct	Consolidated
Net revenue	$ 7,898,397	$ 2,057,078	$ 9,955,475
Cost of goods sold	6,925,929	1,110,920	
Distribution, selling and administrative expenses	802,669	752,152	
Other operating (income) expense, net	(5,510)	258	
Segment income	$ 175,309	$ 193,748	369,057
Acquisition-related charges and intangible amortization			(126,972)
Exit and realignment charges, net			(6,897)
Inventory valuation adjustment [2]			(92,275)
Operating income			$ 142,913
Capital expenditures	$ 49,824	$ 116,758	$ 166,582

	Years Ended December 31,		
	2024	2023	2022
Share-based compensation:			
Products & Healthcare Services	$ 19,417	$ 15,078	$ 19,681
Patient Direct	5,714	5,864	820
Other [3]	1,705	2,276	492
Consolidated share-based compensation:	$ 26,836	$ 23,218	$ 20,993
Depreciation and amortization:			
Products & Healthcare Services	$ 45,835	$ 47,756	$ 51,784
Patient Direct	141,032	152,583	98,036
Intangible amortization	64,943	83,522	78,847
Other [4]	12,965	3,516	-
Consolidated depreciation and amortization:	$ 264,775	$ 287,377	$ 228,667

[1] Litigation and related charges includes settlement costs and related fees of legal matters within our Apria division, which do not occur in the ordinary course of our business, are non-recurring/infrequent and are inherently unpredictable in timing and amount. These charges are reported within Other operating (income) expense, net in our Statements of Operations for the year ended December 31, 2024.

[2] Relates to an inventory valuation adjustment in our Products & Healthcare Services segment, primarily associated with PPE inventory built up and a subsequent decline in demand as a result of the COVID-19 pandemic.

[3] Other share-based compensation expense is captured within exit and realignment charges, net or acquisition-related charges and intangible amortization for the years ended December 31, 2024, 2023 and 2022.

[4] Other depreciation and amortization expense is captured within exit and realignment charges, net for the years ended December 31, 2024 and 2023.

	December 31, 2024	December 31, 2023
Total assets:		
Products & Healthcare Services	$ 2,429,513	$ 2,359,825
Patient Direct	2,177,261	2,490,460
Segment assets	4,606,774	4,850,285
Cash and cash equivalents	49,382	243,037
Consolidated total assets	$ 4,656,156	$ 5,093,322

Non-cash LIFO charges to merchandise inventories valued at the lower of cost or market, with the approximate cost determined by the LIFO method for distribution inventories in the U.S. within our Products & Healthcare Services segment, were $0.9 million, $2.4 million, and $5.4 million for the years ended December 31, 2024, 2023 and 2022. The net book value of patient service equipment sales and dispositions within the Patient Direct segment, net of the gain for returned equipment to Philips Respironics for previously recalled equipment, were $34 million, $36 million, and $22 million for the years ended December 31, 2024, 2023, and 2022.

Excess and obsolete inventory adjustments included in our Products & Healthcare Services segment were $12 million, $7.3 million and $17 million for the years ended December 31 2024, 2023, and 2022. For the year ended December 31, 2022, we recorded a $92 million inventory valuation adjustment, primarily associated with PPE inventory built up and a subsequent decline in demand as a result of the COVID-19 pandemic that was not allocated to the Products & Healthcare Services segment due to its one time nature and size. Excess and obsolete inventory adjustments are not material to the Patient Direct segment for the years ended December 31, 2024, 2023, and 2022.

The following tables present information by geographic area. Net revenues were attributed to geographic areas based on the locations from which we ship products or provide services.

Years Ended December 31,	2024	2023	2022
Net revenue:			
United States	$ 10,457,942	$ 10,058,675	$ 9,526,037
International	242,941	275,292	429,438
Consolidated net revenue	$ 10,700,883	$ 10,333,967	$ 9,955,475

December 31,	2024	2023
Long-lived assets:		
United States	$ 1,100,396	$ 1,140,303
International	104,489	109,504
Consolidated long-lived assets	$ 1,204,885	$ 1,249,807

Note 17—Subsequent Events

On February 28, 2025, we announced that we are actively engaged in discussions regarding the potential sale of our Products & Healthcare Services segment. There is no set timetable for the potential sale and there can be no assurance that we will complete a transaction.

On February 26, 2025, the Owens & Minor Board of Directors authorized a share repurchase program of up to $100 million over the next 24 months. Under the program, Owens & Minor may repurchase shares of common stock on a discretionary basis from time to time through open market repurchases, privately negotiated transactions and 10b5-1 trading plans.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Owens & Minor, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Owens & Minor, Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive (loss) income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of the goodwill impairment analyses for the Apria and Global Products reporting units

As discussed in Note 1 and 5 to the consolidated financial statements, the goodwill balance as of December 31, 2024 was $1,331 million. Of this total, $1,228 million was related to the Patient Direct reportable segment, of which $944 million was related to the Apria reporting unit. Additionally, $103 million was related to the Products & Healthcare Services reportable segment, all of which was related to the Global Products reporting

96

unit. The Company performs goodwill impairment testing on an annual basis as of October 1, and if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company performed an interim quantitative goodwill impairment test during the three months ended December 31, 2024. This involved estimating the fair value of the reporting units using an equally weighted combination of the income-based approach and the market-based approach. The Company concluded that the fair value of the Apria reporting unit was below its carrying amount and recorded a pre-tax impairment charge of $307 million ($305 million after-tax). The Company determined that the fair value of the Global Products reporting unit was in excess of its carrying amount and, therefore, did not record any goodwill impairment for this reporting unit.

We identified the evaluation of the goodwill impairment analyses for the Apria and Global Products reporting units as a critical audit matter. Subjective auditor judgment was required in evaluating certain projected revenues used in the income-based approach to estimate the fair value of the reporting units as changes to those assumptions could have had a significant effect on each reporting unit's estimated fair value.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of internal controls related to the Company's goodwill impairment assessment process for the reporting units. This included controls related to the development of certain projected revenues. We evaluated the Company's forecasted revenue growth rates for the reporting units by comparing the growth assumptions to forecasted growth rates in the Company's budget plans and comparing the Company's historical revenue forecasts to actual results to assess the Company's ability to accurately forecast. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating projected revenues by comparing them to the projected revenues of a set of comparable companies and other market data.

Estimates of variable consideration on equipment and supplies sales and estimated adjustments on equipment rental revenues

As discussed in Note 1 to the consolidated financial statements, within the Company's Patient Direct segment, revenues are recognized under fee-for-service arrangements for equipment rented to patients and sales of equipment, supplies and other items sold to patients. The Company's Patient Direct segment net revenue was $2,680 million for the year ended December 31, 2024. Revenues are recorded at amounts estimated to be received under reimbursement arrangements with third-party payors, including private insurers, prepaid health plans, Medicare, Medicaid and patients. The Company determines the transaction price based on contractually agreed-upon amounts or rates, adjusted for estimates of variable consideration on equipment and supplies sales and estimated adjustments to record revenue at an amount probable of being collected for equipment rental revenues. The Company uses contractual agreements, historical experience, and other operating trends to determine the estimates of variable consideration on equipment and supplies sales and estimated adjustments on equipment rental revenues.

We identified the evaluation of the estimates of variable consideration on equipment and supplies sales and estimated adjustments on equipment rental revenues as a critical audit matter. A higher degree of auditor judgment was required to evaluate the relevance and reliability of the historical experience and other operating trends.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of internal controls over the Company's estimate of variable consideration on equipment and supplies sales and estimated adjustments to record revenue at an amount probable of being collected for equipment rental revenues. We assessed management's ability to estimate by comparing previous estimates to actual results and current estimates. We also compared current operating trends to the current year estimates.

/s/ KPMG LLP

We have served as the Company's auditor since 1987.

Richmond, Virginia
February 28, 2025

Index to Exhibits

2.1 Purchase Agreement, dated as of October 31, 2017, by and among Halyard Health, Inc., the other sellers party thereto and Owens & Minor, Inc. (incorporated herein by reference to our Current Report on Form 8-K/A, Exhibit 2.1, dated November 1, 2017) **

2.2 Amended and Restated Purchase Agreement, dated as of April 30, 2018, by and among Halyard Health, Inc., the other sellers party thereto and Owens & Minor, Inc. (incorporated herein by reference to our Current Report on Form 8-K, Exhibit 2.1, dated May 1, 2018)

2.3 Purchase Agreement, dated as of April 6, 2020 by and among EHDH Holding Group and Owens & Minor, Inc. (incorporated herein by reference to our Current Report on Form 8-K/A Exhibit 2.1, dated January 16, 2020)**

2.4 Agreement and Plan of Merger, dated as of January 7, 2022, by and among the Company, Apria and Merger Sub (incorporated herein by reference to the Company's Current Report on Form 8-K, Exhibit 2.01, dated January 10, 2022)

2.5 Agreement and Plan of Merger, dated as of July 22, 2024, by and among the Company, Rotech, Merger Sub and Representative (incorporated herein by reference to the Company's Current Report on Form 8-K, Exhibit 2.1, dated July 23, 2024)

3.1 Amended and Restated Articles of Incorporation of Owens & Minor, Inc. (incorporated herein by reference to our Current Report on Form 8-K, Exhibit 3.1, dated July 29, 2008)

3.2 Amended and Restated Bylaws of the Company effective October 28, 2022 (incorporated herein by reference to our Quarterly Report on Form 10-Q, Exhibit 3.1, dated November 2, 2022)

4.1 Indenture, dated September 16, 2014, by and among Owens & Minor, Inc., Owens and Minor Distribution, Inc., Owens & Minor Medical, Inc. and U.S. Bank National Association, as trustee (incorporated herein by reference to our Current Report on Form 8-K, Exhibit 4.1, dated September 17, 2014)

4.2 First Supplemental Indenture, dated September 16, 2014, by and among Owens & Minor, Inc., Owens and Minor Distribution, Inc., Owens & Minor Medical, Inc. and U.S. Bank National Association, as trustee (incorporated herein by reference to our Current Report on Form 8-K, Exhibit 4.2, dated September 17, 2014)

4.3 Form of Global Note for the 4.375% Senior Notes due 2024 (incorporated herein by reference to our Current Report on Form 8-K, Exhibit B of Exhibit 4.2, dated September 17, 2014)

4.4 Third Supplemental Indenture, dated as of April 30, 2018, by and among Owens & Minor, Inc., the guarantors signatory thereto and U.S. Bank National Association, as trustee. (incorporated herein by reference to our Current Report on Form 8-K, Exhibit 4.1, dated May 4, 2018)

4.5 Fourth Supplemental Indenture, dated as of February 12, 2019, among Owens & Minor, Inc., the guarantors signatory thereto and U.S. Bank National Association, as trustee. (incorporated herein by reference to our Current Report on Form 8-K, Exhibit 4.1, dated February 19, 2019)

4.6 Indenture, dated March 10, 2021, among Owens & Minor, Inc., the guarantors named therein and Regions Bank, as Trustee (incorporated herein by reference to the Company's Current Report on Form 8-K, Exhibit 4.1, dated March 11, 2021)

4.7 Form of Global Note for the 4.500% Senior Notes due 2029 (incorporated herein by reference to the Company's Current Report on Form 8-K, Exhibit 4.2, dated March 11, 2021)

4.8   Sixth Supplemental Indenture, dated as of March 10, 2021, by and among Owens & Minor, Inc., the guarantors signatory thereto and U.S. Bank National Association, as trustee (incorporated herein by reference to the Company's Current Report on Form 8-K, Exhibit 4.3, dated March 11, 2021).

4.9   Indenture dated March 29, 2022 by and among the Company, the guarantors named therein and Regions Bank, as trustee (incorporated herein by reference to the Company's Current Report on Form 8-K, Exhibit 4.1, dated March 29, 2022)

4.10   Form of Global Note for the 6.625% Senior Notes due 2030 (incorporated herein by reference to the Company's Current Report on Form 8-K, Exhibit 4.2, dated March 29, 2022)

4.11   Seventh Supplemental Indenture dated as of March 29, 2022, by and among the Company, the guarantors named therein and U.S. Bank National Association, as trustee (incorporated herein by reference to the Company's Current Report on Form 8-K, Exhibit 4.3, dated March 29, 2022)

4.12   First Supplemental Indenture dated as of March 29, 2022, by and among the Company, the guarantors named therein and Regions Bank, as trustee, to the Indenture dated as of March 10, 2021 (incorporated herein by reference to the Company's Current Report on Form 8-K, Exhibit 4.4, dated March 29, 2022)

4.13   First Supplemental Indenture dated as of March 29, 2022, by and among the Company, the guarantors named therein and Regions Bank, as trustee, to the Indenture dated of March 29, 2022 (incorporated herein by reference to the Company's Current Report on Form 8-K, Exhibit 4.5, dated March 29, 2022)

4.14   Description of Securities - filed herewith

10.1   Form of Owens & Minor, Inc. Restricted Stock Agreement under the 2018 Stock Incentive Plan effective February 28, 2019 (incorporated herein by reference to our Current report on 8-K, Exhibit 10.1, dated March 1, 2019)*

10.2   Form of Owens & Minor, Inc. Executive Severance Agreement effective January 1, 2011 (incorporated herein by reference to our Annual Report on Form 10-K, Exhibit 10.10, for the year ended December 31, 2010)*

10.3   Form of Owens & Minor, Inc. Executive Change in Control Severance Agreement between Owens & Minor, Inc. and Edward A. Pesicka effective March 4, 2019 (incorporated herein by reference to our Current Report on Form 8-K, Exhibit 10.1, dated February 25, 2019)*

10.4   Form of Owens & Minor, Inc. Executive Change in Control Severance Agreement effective October 25, 2018 (incorporated herein by reference to our Annual Report on Form 10-K, Exhibit 10.7, for the year ended December 31, 2018)*

10.5   Owens & Minor, Inc. Supplemental Executive Retirement Plan, as amended and restated effective January 1, 2005 ("SERP") (incorporated herein by reference to our Quarterly Report on Form 10-Q, Exhibit 10.1, for the quarter ended September 30, 2008)*

10.6   Resolutions of the Board of Directors of the Company amending the SERP (incorporated herein by reference to our Annual Report on Form 10-K, Exhibit 10.12, for the year ended December 31, 2011)*

10.7   Amendment effective March 1, 2016 of the Company's SERP (incorporated herein by reference to our Quarterly Report on Form 10-Q, Exhibit 10.6, for the quarter ended March 31, 2016)*

10.8   Amendment effective March 1, 2016 of Exhibit II of the Company's SERP (incorporated herein by reference to our Quarterly Report on Form 10-Q, Exhibit 10.7, for the quarter ended March 31, 2016)*

10.9 Owens & Minor, Inc. Amended and Restated Management Equity Ownership Program and Stock Ownership Rewards Program (incorporated herein by reference to our Annual Report on Form 10-K, Exhibit 10.15, for the year ended December 31, 2009)*

10.10 Amendment to MEOP effective January 1, 2014 (incorporated herein by reference to our Annual Report on Form 10-K, Exhibit 10.10, for the year ended December 31, 2013)*

10.11 Owens & Minor, Inc. Executive Deferred Compensation and Retirement Plan effective January 1, 2013 (incorporated herein by reference to our Quarterly Report on Form 10-Q, Exhibit 10.1, for the quarter ended March 31, 2013)*

10.12 Form of Owens & Minor Restricted Stock Unit Agreement under the Company's 2018 Stock Incentive Plan (incorporated herein by reference to our Current Report on Form 8-K, Exhibit 10.3, dated May 9, 2018)*

10.13 Owens & Minor, Inc. Officer Severance Policy dated February 27, 2025* - filed herewith

10.14 Owens & Minor, Inc. 2018 Stock Incentive Plan (incorporated herein by reference to our Registration Statement on Form S-8, Registration number 333-224787)*

10.15 Credit Agreement dated as of June 5, 2012 by and among Owens & Minor Distribution, Inc. and Owens & Minor Medical, Inc. (as Borrowers), Owens & Minor, Inc. and certain of its domestic subsidiaries (as Guarantors), Wells Fargo Bank, N.A. (as Administrative Agent), JPMorgan Chase Bank, N.A. (as Syndication Agent) and a syndicate of banks as specified on the signature pages thereof (incorporated herein by reference to our Current Report on Form 8-K, Exhibit 10.1, dated June 8, 2012)

10.16 First Amendment dated as of September 17, 2014 by and among Owens & Minor Distribution, Inc. and Owens & Minor Medical, Inc. (as Borrowers), Owens & Minor, Inc. and certain of its domestic subsidiaries (as Guarantors) and Wells Fargo Bank, N.A. (as Administrative Agent), to the Credit Agreement dated as of June 5, 2012 by and among the Borrowers, the Guarantors, a syndicate of financial institutions party thereto, the Administrative Agent, and the other agents party thereto (incorporated herein by reference to our Current Report on Form 8-K, Exhibit 10.1, dated September 18, 2014)

10.17 Interest Purchase Agreement, dated as of May 2, 2017, by and among Owens & Minor, Inc., Barista Acquisition I, LLC, Barista Acquisition II, LLC, Mediq B.V., Mediq International B.V. and Mediq USA Holdings (incorporated herein by reference to our Quarterly Report on Form 10-Q, Exhibit 10.1, for the quarter ended March 31, 2017)

10.18 Credit Agreement, dated as of July 27, 2017, by and among Owens & Minor Distribution, Inc., Owens & Minor Medical, Inc., Barista Acquisition I, LLC, and Barista Acquisition II, LLC, (the "Borrowers"), Owens & Minor, Inc. and certain of its domestic subsidiaries (together, the "Guarantors), Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Wells Fargo Bank, N.A. (the "Administrative Agent"), a syndicate of financial institutions party thereto, and the other agents party thereto (incorporated herein by reference to our Current Report on Form 8-K, Exhibit 10.1, dated July 28, 2017)

10.19 Restated Guaranty Agreement, dated as of the February 12, 2019, by and among Owens & Minor, Inc., the other Guarantors party thereto and Bank of America, N.A., as administrative agent for the Pro Rata Facilities and the Term B Facility (incorporated herein by reference to our Current Report on Form 8-K, Exhibit 10.2, dated February 19, 2019)

10.20 Security and Pledge Agreement, dated as of April 30, 2018, by and among Owens & Minor, Inc., O&M Halyard, Inc., Owens & Minor Distribution, Inc., Owens & Minor Medical, Inc., Barista Acquisition I, LLC and Barista Acquisition II, LLC, Bank of America, N.A., U.S. Bank National Association, and the other secured parties thereto. (incorporated herein by reference to our Current Report on Form 8-K, Exhibit 10.2, dated May 4, 2018)

10.21 First Amendment to Credit Agreement, dated as of March 29, 2018, by and among Owens & Minor Distribution, Inc., Owens & Minor Medical, Inc., Barista Acquisition I, LLC, and Barista Acquisition II, LLC, as Borrowers, Owens & Minor, Inc. and certain of its domestic subsidiaries, as Guarantors, the banks party thereto and Wells Fargo Bank, N.A., as Administrative Agent for the banks party thereto (incorporated herein by reference to our Current Report on Form 8-K/A, Exhibit 10.1, dated April 18, 2018)

10.22 Second Amendment to Credit Agreement, dated as of April 30, 2018, by and among O&M Halyard, Inc., Owens & Minor Distribution, Inc., Owens & Minor Medical, Inc., Barista Acquisition I, LLC and Barista Acquisition II, LLC, Owens & Minor, Inc. and each other domestic subsidiary of the Company party thereto from time to time, Wells Fargo Bank, N.A., as administrative agent for certain of the credit facilities, Bank of America, N.A., as collateral agent and administrative agent for the term B facility, and the other agents party thereto. (incorporated herein by reference to our Current Report on Form 8-K, Exhibit 10.1, dated May 4, 2018)

10.23 Third Amendment to Credit Agreement, dated as of May 9, 2018, by and among O&M Halyard, Inc., Owens & Minor Distribution, Inc., Owens & Minor Medical, Inc., Barista Acquisition I, LLC and Barista Acquisition II, LLC, Owens & Minor, Inc. and each other domestic subsidiary of the Company party thereto from time to time, Wells Fargo Bank, N.A., as administrative agent for certain of the credit facilities, Bank of America, N.A., as collateral agent and administrative agent for the term B facility, and the other agents party thereto. (incorporated herein by reference to our Form 10-Q, Exhibit 10.9, dated May 10, 2018)

10.24 Fourth Amendment to Credit Agreement, dated as of February 12, 2019, by and among O&M Halyard, Inc., Owens & Minor Distribution, Inc., Owens & Minor Medical, Inc., Barista Acquisition I, LLC and Barista Acquisition II, LLC, Owens & Minor, Inc. and each other domestic subsidiary of the Company party thereto from time to time, Bank of America, N.A., as administrative agent for certain of the credit facilities and as collateral agent and administrative agent for the term B facility, and the other agents party thereto. (incorporated herein by reference to our Current Report on Form 8-K, Exhibit 10.1, dated February 19, 2019)

10.25 Amendment to the Owens & Minor, Inc. 2018 Stock Incentive Plan (Incorporated herein by reference to our Current Report on Form 8-K, Exhibit 10.1, dated May 10, 2019)*

10.26 Owens & Minor, Inc. Directors' Deferred Compensation Plan, as Amended and Restated Effective May 10, 2019 (Incorporated herein by reference to our Current Report on Form 8-K, Exhibit 10.2, dated May 10, 2019)*

10.27 Fifth Amendment to Credit Agreement, dated as of February 13, 2020, by and among O&M Halyard, Inc., Owens & Minor Distribution, Inc., Owens & Minor Medical, Inc., Barista Acquisition I, LLC and Barista Acquisition II, LLC, Owens & Minor, Inc. and each other domestic subsidiary of the Company party thereto from time to time, Bank of America, N.A., as administrative agent for certain of the credit facilities and as collateral agent and administrative agent for the term B facility, and the other agents party thereto. (Incorporated herein by reference to our Current Report on Form 8-K, Exhibit 10.1, dated February 18, 2020)

10.28 Receivables Financing Agreement, dated as of February 19, 2020, by and among Owens & Minor Medical, Inc., as the initial servicer, O&M Funding LLC, as borrower, the lenders from time to time party thereto, PNC Bank, National Association, as administrative agent, and PNC Capital Markets LLC, as structuring agent. (Incorporated herein by reference to our Current Report on Form 8-K, Exhibit 10.1, dated February 19, 2020)

10.29 Purchase and Sale Agreement, dated as of February 19, 2020, by and among Owens & Minor Distribution, Inc., as the originator, Owens & Minor Medical, Inc., as servicer, and O&M Funding LLC, as buyer. (Incorporated herein by reference to our Current Report on Form 8-K, Exhibit 10.2, dated February 19, 2020)

10.30   Performance Guaranty of Owens & Minor, Inc., dated as of February 19, 2020 in favor of PNC Bank, National Association. (Incorporated herein by reference to our Current Report on Form 8-K, Exhibit 10.3, dated February 19, 2020)

10.31   Amendment No. 2 to the Owens & Minor, Inc. 2018 Stock Incentive Plan (incorporated by reference to Appendix A to the Company's Definitive Proxy Statement on Schedule 14A filed March 19, 2020. (File No. 001-09810))*

10.32   First Amendment to the Receivables Financing Agreement, dated as of May 19, 2020, by and among Owens & Minor Medical, Inc., as the initial servicer, O&M Funding LLC, as borrower, the lenders from time to time party thereto, PNC Bank, National Association, as administrative agent, and PNC Capital Markets LLC, as structuring agent (incorporated herein by reference to our Quarterly Report on Form 10-Q, Exhibit 10.1, for the quarter ended June 30, 2020)

10.33   Second Amendment to the Receivables Financing Agreement, dated as of July 1, 2020, by and among Owens & Minor Medical, Inc., as the initial servicer, O&M Funding LLC, as borrower, the lenders from time to time party thereto, PNC Bank, National Association, as administrative agent, and PNC Capital Markets LLC, as structuring agent (incorporated herein by reference to our Quarterly Report on Form 10-Q, Exhibit 10.2, for the quarter ended June 30, 2020)

10.34   Form of Restricted Stock Agreement (incorporated herein by reference to the Company's Current Report on Form 8-K, Exhibit 10.1, dated February 26, 2021)*

10.35   Form of Restricted Stock Unit Award Agreement (incorporated herein by reference to the Company's Current Report on Form 8-K, Exhibit 10.2, dated February 26, 2021)*

10.36   Credit Agreement, dated as of March 10, 2021, by and among Owens & Minor, Inc, and certain subsidiaries of Owens & Minor, Inc, as borrowers, Bank of America, N.A., as an administrative agent and collateral agent, and a syndicate of financial institutions, as lenders (incorporated herein by reference to the Company's Current Report on Form 8-K, Exhibit 10.1, dated March 11, 2021)

10.37   Third Amendment to Receivables Financing Agreement, dated as of March 10, 2021, by and among Owens & Minor Medical, Inc., as the initial servicer, O&M Funding LLC, as borrower, the lenders from time to time party thereto, PNC Bank, National Association, as administrative agent, and PNC Capital Markets LLC, as structuring agent (incorporated herein by reference to the Company's Current Report on Form 8-K, Exhibit 10.2, dated March 11, 2021)

10.38   Amendment to Purchase and Sale Agreement, dated as of March 10, 2021, by and among Owens & Minor Distribution, Inc., as the originator, Owens & Minor Medical, Inc., as servicer, and O&M Funding LLC, as buyer (incorporated herein by reference to the Company's Current Report on Form 8-K, Exhibit 10.3, dated March 11, 2021).

10.39   Owens & Minor, Inc. 2021 Teammate Stock Purchase Plan (incorporated by reference to Appendix C to the Company's definitive Proxy Statement filed March 19, 2020 (File No. 001-09810))*

10.40   Agreement of Resignation, Appointment, and Acceptance, dated as September 10, 2021, by and among Owens & Minor, Inc., U.S. Bank National Association, as Prior Trustee, and Regions Bank, as Successor Trustee(incorporated herein by reference to our Form 10-Q, Exhibit 10.1, dated November 3, 2021)

10.41   Form of Owens & Minor, Inc. Restricted Stock Agreement under the Company's 2018 Stock Incentive Plan (incorporated herein by reference to our Form 10-Q, Exhibit 10.2, dated November 3, 2021)*

10.42   Form of Owens & Minor, Inc. Restricted Stock Unit Award Agreement under the Company's 2018 Stock Incentive Plan (incorporated herein by reference to our Form 10-Q, Exhibit 10.3, dated November 3, 2021)*

10.43   Amendment No. 1 to Credit Agreement, among Owens & Minor Distribution, Inc., Owens & Minor Medical, Inc., Barista Acquisition I, LLC, Barista Acquisition II, LLC, O&M Halyard, Inc., Byram Healthcare Centers, Inc., Owens & Minor, Inc., and Bank Of America (incorporated herein by reference to our Form 10-K, Exhibit 10.56, dated February 23, 2022)

10.44   Form of Restricted Stock Agreement (incorporated herein by reference to the Company's Current Report on Form 8-K, Exhibit 10.1, dated March 1, 2022)*

10.45   Form of Restricted Stock Unit Award Agreement (incorporated herein by reference to the Company's Current Report on Form 8-K, Exhibit 10.2, dated March 1, 2022)*

10.46   Form of 2022 Performance Stock Unit Award Agreement (incorporated herein by reference to the Company's Current Report on Form 8-K, Exhibit 10.3, dated March 1, 2022)**

10.47   Credit Agreement dated as of March 29, 2022, by and among the Company, certain subsidiaries of the Company party thereto, as borrowers, JPMorgan Chase Bank, N.A., as an administrative agent and collateral agent, and a syndicate of financial institutions, as lenders (incorporated herein by reference to the Company's Current Report on Form 8-K, Exhibit 10.1, dated March 29, 2022)**

10.48   Fourth Amendment to Receivables Financing Agreement, dated as of March 29, 2022, by and among O&M Funding LLC, as borrower, Owens & Minor Medical, Inc., as initial servicer, the lenders party thereto, and PNC Bank, National Association, as administrative agent (incorporated herein by reference to the Company's Current Report on Form 8-K, Exhibit 10.2, dated March 29, 2022)**

10.49   Joinder to Credit Agreement, Amendment No. 2 to Credit Agreement, Amendment No. 1 to Security Agreement and Amendment No. 1 to Guaranty, dated as of March 29, 2022, by and among the Company and certain subsidiaries of the Company, as borrowers, the guarantors and lenders thereto and Bank of America, N.A., as administrative agent and collateral agent, L/C issuer and swing line lender (incorporated herein by reference to our Quarterly Report on Form 10-Q, Exhibit 10.6, for the quarter ended March 31, 2022)

10.50   Amendment No. 3 to the Owens & Minor, Inc. 2018 Stock Incentive Plan (incorporated herein by reference to our Quarterly Report on Form 10-Q, Exhibit 10.7, for the quarter ended March 31, 2022)*

10.51   Fifth Amendment to the Receivables Financing Agreement, dated March 14, 2023 by and among O&M Funding LLC, as borrower, Owens & Minor Medical, Inc. as initial servicer, Regions Bank, Capital One Bank, and Bank of America, N.A., as lenders, and PNC Bank, National Association, as lender and administrative agent. (incorporated herein by reference to our Quarterly Report on Form 10-Q, Exhibit 10.1, for the quarter ended March 31, 2023)

10.52   Form of Employee Restricted Stock Unit Grant Notice and Award Agreement (incorporated herein by reference to the Company's Current Report on Form 8-K, Exhibit 10.1, dated May 10, 2023)*

10.53   Form of Non-Employee Director Restricted Stock Unit Grant Notice and Award Agreement (incorporated herein by reference to the Company's Current Report on Form 8-K, Exhibit 10.2, dated May 10, 2023)*

10.54   Owens & Minor, Inc. 2023 Omnibus Incentive Plan (incorporated herein by reference to Annex A to Owens & Minor, Inc.'s definitive Proxy Statement filed on March 29, 2023)*

10.55   Form of Performance Stock Unit Grant Notice and Performance Stock Unit Agreement (incorporated herein by reference to the Company's Current Report on Form 8-K, Exhibit 10.1, dated March 1, 2024)*

10.56   Amendment No. 1 to the Owens & Minor, Inc. 2023 Omnibus Incentive Plan (incorporated by reference to Annex A to Owens & Minor, Inc.'s definitive Proxy Statement filed on March 27, 2024)*

10.57	Executive Separation Agreement and General Release, dated June 21, 2024, by and between Alexander J. Bruni and Owens & Minor, Inc. (incorporated herein by reference to our Quarterly Report on Form 10-Q, Exhibit 10.1, for the quarter ended June 30, 2024)*,**
10.58	Receivables Purchase Agreement, dated as of October 18, 2024, by and among O&M Funding LLC, as Seller, the persons from time to time party hereto, as Purchasers, PNC Bank, National Association, as Administrative Agent, and PNC Capital Markets LLC, as Structuring Agent (incorporated herein by reference to the Company's Current Report on Form 8-K, Exhibit 10.1, dated October 18, 2024)
10.59	Amended and Restated Purchase and Sale Agreement, dated as of October 18, 2024, by and among various entities, as Originators, Owens & Minor Medical LLC, as Servicer, and O&M Funding LLC, as Buyer (incorporated herein by reference to the Company's Current Report on Form 8-K, Exhibit 10.2, dated October 18, 2024)
10.60	Performance Guaranty of Owens & Minor, Inc., dated as of October 18, 2024, in favor of PNC Bank National Association (incorporated herein by reference to the Company's Current Report on Form 8-K, Exhibit 10.3, dated October 18, 2024)
10.61	Form of Amended and Restated Executive Change of Control Severance Agreement* - filed herewith
19.1	Insider Trading Policy
21.1	Subsidiaries of Registrant
23.1	Consent of KPMG LLP, independent registered public accounting firm
31.1	Certification of Chief Executive Officer pursuant to Rule 13(a)-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Rule 13(a)-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Owens & Minor, Inc. Policy on Recoupment of Executive Incentive Compensation (incorporated herein by reference to our Form 10-K, Exhibit 97, dated February 20, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104   Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*   Management contract or compensatory plan or arrangement.

**   Certain exhibits and schedules to these agreements have been omitted pursuant to Item 601(b)(2) of Regulation S-K. We hereby undertake to furnish copies of such omitted materials supplementally upon request by the SEC.

Item 16. Form 10-K Summary

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 28th day of February, 2025.

OWENS & MINOR, INC.

/s/ Edward A. Pesicka
Edward A. Pesicka
President, Chief Executive Officer & Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 28th day of February, 2025:

/s/ Edward A. Pesicka	**/s/ Robert J. Henkel**
Edward A. Pesicka	**Robert J. Henkel**
President, Chief Executive Officer & Director	**Director**
/s/ Jonathan A. Leon	**/s/ Rita F. Johnson-Mills**
Jonathan A. Leon	**Rita F. Johnson-Mills**
Executive Vice President & Chief Financial Officer	**Director**
/s/ Michael W. Lowry	**/s/ Stephen W. Klemash**
Michael W. Lowry	**Stephen W. Klemash**
Senior Vice President, Corporate Controller & Chief Accounting Officer	**Director**
/s/ Mark A. Beck	**/s/ Teresa L. Kline**
Mark A. Beck	**Teresa L. Kline**
Chair of the Board of Directors	**Director**
/s/ Gwendolyn M. Bingham	**/s/ Carissa L. Rollins**
Gwendolyn M. Bingham	**Carissa L. Rollins**
Director	**Director**
/s/ Kenneth Gardner-Smith	
Kenneth Gardner-Smith	
Director	

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CORPORATE INFORMATION

ANNUAL SHAREHOLDERS' MEETING

The Annual Meeting of Owens & Minor, Inc.'s shareholders will be held at 9:00 a.m. EDT on Thursday, May 15, 2025, virtually via the Internet. Shareholders can access the Annual Meeting by visiting : www.meetnow.global/MTZ6XSM

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT

Computershare Inc.
P.O Box 43006
Providence, RI 02940-3006

By Overnight Delivery to:
Computershare Inc.
150 Royall Street, Suite 101
Canton, MA 02021 United States

Website: www.computershare.com/investor
Toll-free: 1-866-252-0358
(Inside the United States and Canada)
1-201-680-6578
(Outside the United States and Canada)

DIRECT STOCK PURCHASE PLAN

Our transfer agent, Computershare Inc. (Computershare), offers a Direct Purchase & Sale Plan for shares of Owens & Minor, Inc. common stock known as the Computershare CIP Plan (CIP Plan). The CIP Plan offers registered shareholders of Owens & Minor and interested first-time investors a convenient way to buy, hold, and sell shares of Owens & Minor common stock. Information may be obtained through the "Buy Stock Direct" link at www.computershare.com/ investor, or by contacting Computershare (see contact information above).

SHAREHOLDER RECORDS

Correspondence concerning stock holdings, lost or missing dividend checks, or changes of address for shares of Owens & Minor, Inc.'s common stock should be directed to Owens & Minor, Inc. in care of Computershare at one of the addresses above.

DUPLICATE MAILINGS

When a shareholder owns shares in more than one account, or when several shareholders live at the same address, they may receive multiple copies of company mailings. To eliminate duplicate mailings, please call Computershare or consider enrolling in electronic delivery (via Computershare's website above), which offers secure online access to financial documents and shareowner communications.

INDEPENDENT AUDITORS

KPMG LLP, Richmond, Virginia

COMMUNICATIONS & INVESTOR RELATIONS

Owens & Minor, Inc.'s press releases are available at www.owens-minor.com
Investor Relations
OMI@alpha-ir.com

INFORMATION FOR INVESTORS

The Company files annual, quarterly and current reports, information statements and other information with the Securities and Exchange Commission (SEC). The public may read and copy any materials that the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. The address of the Company's website is www.owens-minor.com. Through a link to the SEC's internet site on the Investor Relations portion of our website, we make available all of our filings with the SEC, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, as well as beneficial ownership reports filed with the SEC by directors, officers, and other reporting persons relating to holdings in Owens & Minor, Inc. securities. This information is available as soon as the filing is accepted by the SEC.

CORPORATE GOVERNANCE

The Company's Bylaws, Corporate Governance Guidelines, Code of Honor and the charters of the Audit, Our People & Culture, and Governance & Nominating Committees are available on the Company's website at www.owens-minor. com and are available in print to any shareholder upon request by writing to:

Corporate Secretary Owens & Minor, Inc.
10900 Nuckols Road
Suite 400
Glen Allen, Virginia 23060

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Board of Directors has approved a process for shareholders to send communications to the Board. Shareholders can send written communications to the Board, any committee of the Board, the Chair of the Board, or any other individual director at the following address: P.O. Box 27626, Richmond, Virginia 23261-7626.

CERTIFICATIONS

The Company's Chief Executive Officer certified to the New York Stock Exchange (NYSE) within 30 days after the Company's 2024 Annual Meeting of Shareholders that he was not aware of any violation by the Company of NYSE corporate governance listing standards. The Company also filed with the SEC as exhibits 31.1, 31.2, 32.1 and 32.2 to its Annual Report on Form 10-K for the year ended December 31, 2024, certifications by its Chief Executive Officer and Chief Financial Officer.

CORPORATE OFFICE
804.723.7000
www.owens-minor.com

STREET ADDRESS
10900 Nuckols Road, Suite 400
Glen Allen, VA 23060

MAILING ADDRESS
Post Office Box 27626
Richmond, VA 23261-7626

Owens
&Minor®